Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264098

PROSPECTUS

3,000,000 Common Shares

Snow Lake Resources Ltd.

This prospectus relates to the resale, by our parent company, Nova Minerals Ltd., or Nova, the selling shareholder identified in this prospectus, of up to 3,000,000 common shares, no par value, at a public offering price of $6.00 per share.

The selling shareholder is identified in the table commencing on page 88. No common shares are being registered hereunder for sale by us. We will not receive any proceeds from the sale of the common shares by the selling shareholder. All net proceeds from the sale of the common shares covered by this prospectus will go to the selling shareholder.

Our common shares are listed on the Nasdaq Capital Market under the symbol “LITM.” The last reported sale price of our common shares on April 7, 2022 was $6.69 per share.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Following the resale, we will cease to be a “controlled company” under the rules of the Nasdaq Stock Market, or Nasdaq. As a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. See “Risk Factors—Risks Related to Our Common Shares and this Offering.”

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of information that should be considered in connection with an investment in our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share		Total
Offering price	US$	6.00	US$	18,000,000
Underwriting discounts and commissions(1)	US$	0.45	US$	1,350,000
Proceeds to selling shareholder, before expenses	US$	5.55	US$	16,650,000

(1)	We refer you to “Plan of Distribution” beginning on page 109 for additional information regarding underwriters’ compensation.

The underwriters expect to deliver the common shares to purchasers on or about April 12, 2022.

ThinkEquity

The date of this prospectus is April 7, 2022.

Located in mining-friendly jurisdiction with access and infrastructure

Large Secure Land Position

●     Snow Lake has a strong land position encompassing 55,318 acres

Pro Mining Community

●     HudBay operates the Lalor Mine and concentrator in the Snow Lake district

●     Recent investments in the district by several mining companies demonstrate high confidence in the potential for new mine discoveries

●     Nearly a century of historic and consistent mining in the area

Access

●     Year round access to the Property can be gained via boat, barge, helicopter or winter ice/bush roads

Existing Infrastructure

●     Powerline traversing the Property

●     Airstrip located 8.5km to the north

●     Major Road access within 11km

●     Railway access 65km to the south

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the selling shareholder have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of common shares.

For investors outside the United States: Neither we, nor the selling shareholder have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares and the distribution of this prospectus outside the United States.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

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SCIENTIFIC AND TECHNICAL INFORMATION

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

The U.S. Securities and Exchange Commission, or the SEC, adopted final rules in 2018 to amend and modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Act of 1933, as amended, or the Securities Act, or the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. These amendments, which we refer to as the SEC Mining Modernization Rules, became effective February 25, 2019, with compliance, following a transition period, required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Mining Modernization Rules, following the transition period, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 has been rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K, or S-K 1300. Domestic companies and foreign private issuers that file reports with the SEC are now required to disclose mineral resources, mineral reserves, and material exploration results for material mining operations in accordance with S-K 1300.

As a Canadian foreign private issuer that is not eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, we are required to provide disclosure on our mineral properties under the SEC Mining Modernization Rules beginning with our fiscal year starting July 1, 2021. We provide that disclosure in this prospectus.

As a result of the adoption of the SEC Mining Modernization Rules, the SEC now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards that are required under NI 43-101. Information regarding inferred mineral resources contained or referenced in this prospectus now complies with the SEC disclosure guidelines adopted under the SEC Mining Modernization Rules as codified in S-K 1300 and should be comparable to similar information made public by other companies that report in accordance with U.S. or Canadian standards.

We are still in the exploration stage and our planned commercial operations have not commenced. There is currently no commercial production at our Thompson Brothers Lithium Project sites, which we refer to herein as the TBL property. We have completed a technical report that, we believe, is in compliance with the SEC’s new S-K 1300 disclosure rules. We have not yet completed a preliminary feasibility study, or PFS, of the TBL property. As such, our TBL property’s’ estimated proven or probable mineral reserves, expected mine life and lithium pricing cannot be determined at this time as the feasibility studies, drilling and pit design optimizations have not yet been undertaken.

Qualified Person Statement

Some scientific and technical information contained herein with respect to the Thompson Brothers Lithium Project is derived from the report titled “Technical Report Summary and Resource Estimate, Thompson Brothers Lithium Project, Snow Lake Area, Herb Lake Mining Division, Manitoba, Canada” prepared for us with an effective date of June 7, 2021. We refer to this report herein as our S-K 1300 Report or our S-K 1300 compliant indicated and inferred mineral resource report. Canmine Consultants and Nuterra Geoscience have approved and verified the scientific and technical information related to the Thompson Brothers Lithium Project contained in the S-K 1300 Report and reproduced in this prospectus.

GLOSSARY OF MINING TERMS

The following is a glossary of certain mining terms that may be used in this prospectus.

Ag	Silver.

Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g gold or diamond) associated with an alluvial placer.

Assay	A metallurgical analysis used to determine the quantity (or grade) of various metals in a sample.

Au	Gold.

Claim	A mining right that grants a holder the exclusive right to search and develop any mineral substance within a given area.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time.

Concentrate	A clean product recovered in flotation, which has been upgraded sufficiently for downstream processing or sale.

Core drilling	A specifically designed hollow drill, known as a core drill, is used to remove a cylinder of material from the drill hole, much like a hole saw. The material left inside the drill bit is referred to as the core. In mineral exploration, cores removed from the core drill may be several hundred to several thousand feet in length.

Cu	Copper.

Competent Person

A Competent Person is a minerals industry professional responsible for the preparation and/or signing off reports on exploration results and mineral resources and reserves estimates and who is accountable for the prepared reports. A Competent Person has a minimum of five years’ relevant experience in the style of mineralization or type of deposit under consideration and in the activity which that person is undertaking. A Competent Person must hold acceptable qualification titles as listed in all Reporting Codes and Reporting Standards (NRO Recognized Professional Organizations with enforceable disciplinary processes including the powers to suspend or expel a member) and thus is recognized by governments, stock exchanges, international entities, and regulators.

Cut-off grade	When determining economically viable mineral reserves, the lowest grade of mineralized material that can be mined and processed at a profit.

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.

Dilational structure	Structures composed of mechanisms whose only degree of freedom corresponds to dilation.

Drift	A horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

Dyke	A long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.

En-echelon	Structures within rock caused by noncoaxial shear.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

FS	A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Grade	Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

Greywacke	A variety of sandstone generally characterized by its hardness, dark color, and poorly sorted angular grains of quartz, feldspar, and small rock fragments set in a compact, clay-fine matrix.

Ha	Hectare - An area totaling 10,000 square meters or 2.47 acres.

IA	Initial Assessment. A study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources completed per the S-K 1300 standard of disclosure.

Indicated Mineral Resource	Part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

Inferred Mineral Resource	Part of a mineral resource for which quantity and grade or quality can be estimated on the basis of limited geological evidence and sampling and reasonably implied, but not verified, geological and grade continuity.

Km	Kilometre(s). Equal to 0.62 miles.

kMT	Kilo metric tonne.

LCE	Lithium Carbonate Equivalent - Trade in lithium is largely centered around key lithium raw materials and chemicals such as spodumene concentrate, lithium carbonate and lithium hydroxide, which vary significantly in their lithium content. To normalize this varied lithium content data, market participants will often also report data in terms of a “lithium carbonate equivalent,” or “LCE.”

Lithologic	The character of a rock formation, a rock formation having a particular set of characteristics.

M	Metre(s). Equal to 3.28 feet.

Mafic	Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Massive	Said of a mineral deposit, especially of sulfides, characterized by a great concentration of mineralization in one place, as opposed to a disseminated or vein-like deposit.

Measured Mineral Resource	Part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineral Deposit	A mass of naturally occurring mineral material, e.g., metal ores or nonmetallic minerals, usually of economic value, without regard to mode of origin.

Mineralization	A natural occurrence in rocks or soil of one or more yielding minerals or metals.

Mineral Project	The term “mineral project” means any exploration, development or production activity, including a royalty or similar interest in these activities, in respect of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base, precious and rare metals, coal, and industrial minerals.

Mineral Reserve	The economically mineable part of a Measured and/or Indicated Mineral Resource.

Mineral Resource	A concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.

Net Smelter Royalty	The aggregate proceeds received from time to time from any arm’s length smelter or other arm’s length purchaser from the sale of any ores, concentrates, metals or other material of commercial value, net of expenses.

Modifying Factors	Considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Mt	Metric tonne. Metric measurement of weight equivalent to 1,000 kilograms or 2,204.6 pounds.

NI 43-101	National Instrument 43-101 is a national instrument for the Standards of Disclosure for Mineral Projects within Canada. The Instrument is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report these results on stock exchanges within Canada. issuers that are subject to Canadian securities laws. This includes Canadian entities as well as foreign-owned mining entities who have securities that trade on stock exchanges or Over The Counter (OTC) markets overseen by the Canadian Securities Administrators (CSA), even if they only trade on Over The Counter (OTC) derivatives or other instrumented securities.

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Ore	Mineralized material that can be extracted and processed at a profit.

Ounce	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weigh 28.4 grams.

Pegmatite	An igneous rock, formed by slow crystallization at high temperature and pressure at depth, and exhibiting large interlocking crystals usually greater in size than 2.5 cm (1 in).

PFS	Preliminary feasibility study. A Preliminary Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

Probable Mineral Reserve	The mineable part of an indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Mineral Reserve	The term “proven mineral reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Qualified Person	An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

Reclamation	Restoration of mined land to original contour, use, or condition where possible.

Spodumene	A pyroxene mineral consisting of lithium aluminium inosilicate, LiAl(SiO3)2, and is a source of lithium.

Sedimentary	Said of rock formed at the Earth’s surface from solid particles, whether mineral or organic, which have been moved from their position of origin and re-deposited, or chemically precipitated.

Strike	The direction, or bearing from true north, of a vein or rock formation measure on a horizontal surface.

Tenement	A mineral claim.

Tonne	A metric ton of 1,000 kilograms (2,205 pounds).

μm	Micrometer.

Zn	Zinc.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common shares. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements.”

In this prospectus, “we,” “us,” “our,” “our company,” “Snow Lake” and similar references refer to Snow Lake Resources Ltd. and its consolidated subsidiaries.

Our Company

Our Mission

Snow Lake is committed to being the first fully renewable energy powered electric mine in the world that can deliver a completely traceable, conflict free, net zero carbon, battery grade lithium to the electric vehicle, or EV consumer market. We aspire to not only set the standard for responsible lithium battery manufacturing, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process. As a Certified B Corporation (defined on page 3), we would hope to participate in accelerating the global culture shift to redefine success in business and help to build a more inclusive and sustainable economy.

Overview

We are an exploration stage mining company engaged in lithium exploration in the province of Manitoba, Canada.

On March 7, 2019, we and Nova, our parent company, entered into a share sale agreement, whereby, as part of a group restructuring, we acquired all of the outstanding capital stock of Thompson Bros (Lithium) Pty Ltd., a wholly owned subsidiary of Nova and owner of the Thompson Brothers Lithium Project discussed below.

Our primary focus is currently conducting exploration for lithium at our 100% owned Thompson Brothers Lithium Project. See “Business – Our Mineral Project – Thompson Brothers Lithium Project.” Our objective is to develop a world-class lithium mine in Manitoba and to become the first fully energy renewable lithium hydroxide producer in North America, strategically located to supply the U.S. “Auto Alley,” from Michigan to the southern United States, and the European battery market via our nearby access to the Hudson Bay Railway and the Port of Churchill. With our commitment to the environment, corporate social responsibility and sustainability, we aim to derive substantial revenues from the sale of lithium hydroxide to the growing EV and battery storage markets in the U.S. and abroad. With access to renewable energy produced in Manitoba, we expect to become the first supplier in North America of lithium mined exclusively with the benefit of power produced from fully sustainable, local sources.

The Historical Setting for the Growth of Lithium Demand

The unprecedented prosperity of the 20th century is very much attributable to the discovery of oil in Western Pennsylvania in the mid-1800s and the subsequent invention of the internal combustion engine. The symbiotic relationship between oil and the internal combustion engine has been the underpinning of world economic growth, expansion and, most importantly, the empowerment of millions of people to whom mobility and freedom have become a way of life. The interstate highways that flourished in the United States over the past century have enabled commercial fluidity across the globe that capitalized exponentially on the gilded age of rail.

Until recently, a world without oil and the internal combustion engine was inconceivable and environmentalists protesting the high price being paid for our economic way of life, were brandished unrealistic luddites. The paradox of environmental sensitivity and the irreversible progress of a polluting population seemed permanently juxtaposed, until it wasn’t.

Today, we have reached the confluence where economic reality and social responsibility can finally meet. Thanks to technological innovation, through the development of the lithium battery we can now create an electric fleet of vehicles that not only delivers luxury and economy but is also ecologically friendly to our planet. We are now on the precipice of the next great economic age - preceded by the steam engine, the railroad, the combustion engine and the internet, we are now ready to be catapulted into the electric age. With the advent of the lithium battery, no longer will we have to rely on fossil fuel to power our economy or our cars as we embark into the next great age and, more importantly, we can limit and ultimately reverse the damage caused to our planet by the rapid economic expansion of the past century.

The Coming Commodity Supercycle and Growth in Lithium Demand

From our perspective, indications suggest that we are currently on the verge of a commodity supercycle fueled by pent up demand, infrastructure spending and post-COVID-19 economic exuberance. We expect that lithium, in particular, will benefit not only from a general rise in commodity demand but, specifically, from what we see as the tipping point for vehicle fleet electrification.

We believe that the journey now to the full electrification of our global automobile fleet has begun. Demand for EVs is being driven by conscious consumers who take the threat of global warming seriously and who have forced a universal commitment from the manufacturing industry to produce cars to match their environmentally conservative outlook. During the coming years, the achievement of this fleet conversion will be the primary challenge for the worldwide automobile industry and the determining factor will not be design or engineering, but batteries. Batteries will be the fuel and gold of the 21st century. Based on today’s predictions of the trajectory of future EV growth, the world will not have sufficient battery capacity to match growing demand. Today’s global fleet of approximately 1.4 billion automobiles includes 10 million plug in electric vehicles, an increase from only one million such EVs in 2015. Extrapolating the growth trajectory of EV demand, we believe that current industrial infrastructure is not scaled sufficiently to meet the coming demand.

Lithium is the key mineral ingredient in the power storage component of the EV revolution and the global demand growth curve for lithium consumption over the next decade is expected to be exponential. While normal commodity cycles are affected by incremental and organic growth, it is only once in a century that we witness new, previously nonexistent demand grow to accommodate a new economic, social and cultural reality.

We believe that current global lithium production cannot cover a fraction of the projected exponential growth anticipated in the coming EV growth cycle and we intend to position our company to become a significant lithium supplier to the North American automotive industry and beyond.

The table below shows the expected increase in lithium consumption through 2025.

As can be seen in this table, the leading driver for the growth in lithium consumption has been, and will continue to be, battery production for EVs. Fortune Business Insights has predicted that the EV market will exhibit a CAGR of 21.1% during the period from 2019 to 2026.

Today, a large portion of the global lithium output is mined in diverse global locations such as Australia and Chile, transported great distances, primarily to China, for processing and then shipped again, back to the North American automobile industry. This is not a sustainable model and will not provide the necessary environmental or geopolitical comfort that will be required to electrify the global fleet of automobiles.

Our Corporate Strategy

Recently, EV auto makers have begun to face consumer scrutiny relating to the sourcing of materials, including lithium, that go into the makeup of electric vehicles. Additionally, in recent years, pressure has begun to be placed on EV auto makers by consumers and investors demanding that environmental, sustainability and governance, or ESG, standards be met in exchange for their investment dollars.

Extracting a natural resource to meet demand in an age-old fashion similar to how other commodities are mined is not our approach. Today’s environmentally conscious consumers no longer want to be willfully ignorant of the sourcing and impact of the raw materials that are part of their everyday lives. Today’s conscious consumers of electric vehicles will not be satisfied by a pollution free means of transportation if the means to deliver that environmentally friendly car involve dubious mining ethics, pollutive extraction and processing, long distance logistics and general environmental damage in the process. It is understandable that consumers and investors who wish to see a sustainable future through EVs and sustainable lithium batteries would also care that their production does not put the environment, and their future, at unnecessary risk.

Snow Lake is committed to being the first, fully renewable energy powered electric mine in the world that can deliver fully traceable, conflict free, net zero carbon, battery grade lithium to the electric vehicle consumer market. We intend not only to set the standard for responsible battery manufacturing but also to become the first lithium producer in the world to achieve Certified B Corporation status in the process.

We intend to achieve our environmental, sustainability and governance friendly strategy through utilization and operation of the following initiatives and resources:

●	We have entered into a memorandum of understanding, or MOU, with Meglab Electronique Inc. for Meglab’s delivery to us of the first all-electric lithium mine in the world. We have also entered into a MOU with CentrePort Canada Inc. to have CentrePort as the potential location to build our hydroxide plant. In April 2021, we entered into a MOU with IMG Investitions- und Marketinggesellschaft Sachsen-Anhalt mbH, the economic development agency for the state of Saxony-Anhalt, to consider investment in a lithium hydroxide plant in the Saxony-Anhalt region for final processing. We cannot guarantee, however, that the above nonbinding MOUs will lead to definitive agreements.

●	Power to operate our future lithium mine is expected to be supplied by Manitoba Hydro on a 97% renewable basis;

●	We are currently identifying sites within Manitoba for hydroxide processing of spodumene that will be powered by renewable energy sources;

●	The Arctic Gateway Group’s Hudson Bay Railway lines are located within 65 kilometers of our TBL property will connect our lithium mining operations to the North American auto industry with a minimum carbon footprint, with total mine to manufacturer distance of less than 1,000 miles; and

●	We intend to apply for “B Corporation” certification reflecting our corporate dedication to standards of social sustainability, environmental performance, accountability and transparency. A “Certified B Corporation” is a business that meets the highest standards of verified social and environmental performance, public transparency, and legal accountability to balance profit and purpose. We have begun the preliminary process to become a “pending” B corporation and expect to formally apply for B Corporation status approximately one year after we complete this offering and ramp up our operations. There can be no assurance at this time that we will receive “pending” B corporation status, that we will be able to apply for full B Corporation status within the time frame referenced above or that we will be successful in achieving B Corporation status.

These factors will give us a competitive edge and first mover status in delivering a fully verifiable, environmentally friendly product to a rapid growth market that is consumer driven to demand a new level of transparency and responsibility.

Practical Steps

We have launched our PFS, which will include in depth metallurgy analysis, resource definition, engineering assessment and ore sorting optimization, among other studies, during the second half of 2022. During the first quarter of 2022 we began an additional drilling program to further expand our existing resource and a mag drone survey that will be partially financed by a grant from the Manitoba Government. During the remainder of 2022 we intend to survey historic drilling holes from Sherritt Gordon’s lithium discoveries more than 50 years ago, the records of which are intact. Also, we began our environmental studies process during the later part of 2021 and sometime in 2022 we will begin the permitting for the start of our future mining operations. We are confident that we will confirm the historic mineralization assessments on the TBL property and be in a position to begin the construction and commissioning of our mining operations during 2024/2025.

The Thompson Brothers Lithium Project

Our 100% owned Thompson Brothers Lithium Project consists of 122 mineral claims located on Crown land near Snow Lake, central Manitoba, Canada. We refer to this property as the Thompson Brothers Lithium property, or the TBL property. The TBL property encompasses two lithium-rich spodumene pegmatite clusters known as the Thompson Brothers and Sherritt Gordon, or SG, pegmatite dykes. A preliminary exploration program was conducted during 2017/2018 with respect to the Thompson Brothers dyke resulting in an S-K 1300 compliant updated estimate dated June 9, 2021 of an Indicated Resource of 9,082,600 tonnes of lithium bearing ore grading 1.00% Li2O, for 91,200 Li2O tonnes, and an Inferred Resource of 1,967,900 tonnes of lithium bearing ore grading 0.98% Li2O, for 19,300 Li2O tonnes. Further drilling will be required to determine whether the TBL property contains proven or probable mineral reserves, and then we will have to engage in economic modeling and analysis to determine the economic viability of the project. We expect that if the S-K 1300 compliant numbers are confirmed as probable or proven resources, a fully functioning lithium mine could provide 8 to10 years of producing 160k tonnes per annum of 6% lithium ore concentrate.

Our Opportunity

Our Thompson Brothers Lithium Project is strategically located in Manitoba, Canada, ideally situated to economically deliver mined and processed lithium products to the EV battery industry serving North America’s “Auto Alley” from Michigan to the southern United States. With direct rail access running north to the Port of Churchill, which supplies access to Europe by ship, we expect to be able to economically deliver our future lithium output to the markets of Europe as well. Preliminary exploration of our TBL property indicates a substantial S-K 1300 compliant indicated and inferred resource of lithium ore, and we have only explored 1% of the TBL property. We expect to prove this indicated and inferred resource in the near future through further exploration and technical analysis and reporting, although we can provide no guarantee that our indicated and inferred resource will be confirmed as proven or probable. With expected to be proven mineral resources and our prime location, successful completion preliminary feasibility study, obtaining of the required permitting and building of a mine and ore concentrator, we expect to be able to produce economically significant amounts of marketable lithium ore concentrate in a socially responsible and environmentally friendly way utilizing renewable energy to power our mining operations. Assuming our successful execution of the required exploration and development steps and operating in accordance with our ESG corporate principals, we expect to be in a strong position to be able to exploit, through offtake agreements with OEM manufacturers, the anticipated rising demand for lithium hydroxide to meet the burgeoning needs of the EV battery and related markets in North America and beyond.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Our initial metallurgical test work yielded a spodumene concentrate grading 6.37% Li2O and our preliminary flotation tests indicate that a spodumene concentrate with +6.0% Li2O may be readily produced from the deposit. These preliminary findings suggest that our TBL property might contain lithium resources meeting industry and market specifications. For a discussion of this historical metallurgical test work, see “Business – Historical Mineral Processing and Metallurgical Testing” below.

●	Our TBL property is large, and we believe it is host to valuable lithium resources in commercial quantities.

●	Access to Manitoba produced 97%+ renewable energy is expected to enable us to become the first supplier in North America of lithium mined exclusively with the benefit of fully renewable sources of energy.

●	No significant technical challenges related to exploration and development of the deposits have been identified.

●	We are strategically located in the North American market.

●	Our operations are located in an exceptional mining friendly jurisdiction with excellent mining infrastructure.

●	We have an experienced management team.

●	The combination of the benefits of mining under a fully renewable energy ecosystem, location in a mining friendly jurisdiction, and strategic proximity to the major US EV manufacturing markets should make us an attractive source for offtake agreements with lithium battery and/or EV manufacturers who will need to secure their raw material supplies.

Our Growth Strategies

We have developed a strategic plan for further exploration and development of the TBL property that includes the following milestones:

●	Complete resource update in accordance with the SEC’s new Mining Modernization Rules (field work completed) to expand and upgrade from Inferred to Indicated Resources.

●	Complete Preliminary Feasibility Study, or PFS, study (began in the first quarter of 2022).

●	Complete next stage of resource exploration drilling leading to resource upgrade to the Measured from Indicated level.

●	Continue exploration of the TB1 dyke, which currently makes up our S-K 1300 compliant resource, to expand our known resource at this location.

●	Restart exploration drilling at the Sherritt Gordon pegmatite dykes where preliminary exploration in the 1940s identified near surface spodumene deposits. Although no SG resources are included in our S-K 1300 compliant indicated and inferred mineral resource report, we expect that additional exploration of the SG dykes will result in the discovery of JORC reportable resources.

●	Continue exploration of additional prospects located on our TBL property could add additional tonnage through further drilling. We also intend to explore for extensions to the existing mineral resources and other potential mineralization within the TBL property.

Our Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following:

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We have a limited operating history and have not yet generated any revenues;

●	Our financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern;

●	If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed;

●	The coronavirus pandemic may cause a material adverse effect on our business;

●	All of our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in the commercial development of lithium hydroxide;

●	Our mineral resources described in our most recent S-K 1300 compliant indicated and inferred mineral resource report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized. Although S-K 1300 compliant, there has been insufficient drilling on the TBL property to qualify our inferred resource under the SEC’s new Mining Modernization Rules. Further drilling will be required to determine whether the TBL property contains proven or probable mineral reserves and there can be no assurance that we will be successful in our efforts to prove our resource;

●	Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us;

●	Our business operations are exposed to a high degree of risk associated with the mining industry;

●	We may not be able to obtain or renew licenses or permits that are necessary to our operations;

●	Our TBL Property may face indigenous land claims;

●	Volatility in lithium prices and lithium demand may make it commercially unfeasible for us to develop our Thompson Bros Lithium Project;

●	There can be no guarantee that our interest in the TBL property is free from any title defects;

●	Our mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies;

●	We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles;

●	Our directors and officers are engaged in other business activities and accordingly may not devote sufficient time to our business affairs, which may affect our ability to conduct operations and generate revenue; and

●	In the event that key personnel leave our company, we would be harmed since we are heavily dependent upon them for all aspects of our activities.

Risks Related to This Offering and Ownership of Our Common Shares

Risks and uncertainties related to this offering and our Common Shares include, but are not limited to, the following:

●	If through additional drilling we are not able to prove our resource according to the SEC’s new Mining Modernization Rules, your investment in our common shares could become worthless;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on foreign laws;

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies;

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares;

●	Our parent company owns a significant interest in our outstanding common shares. As a result, it will have the ability to influence all matters submitted to our shareholders for approval; and

●	Future issuances of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our common shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common shares.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our common shares.

Our Corporate Structure

We were incorporated in the Province of Manitoba, Canada under The Corporations Act (Manitoba), or MCA, on May 25, 2018 by our parent company Nova. As of the date of this prospectus, Nova owned approximately 53.81% of our outstanding common shares. In connection with our initial public offering, Nova agreed to lock up its holdings of our common shares until May 17, 2022; provided, however, that Nova obtained a waiver from the underwriter in our initial public offering to sell the common shares covered under this prospectus. In consideration for such waiver, the underwriter required Nova to amend the original lock up to extend the period of such lock up until March 21, 2023 with respect to all of the common shares covered by the lock up other than the common shares covered by this prospectus.

We have three wholly owned subsidiaries, Snow Lake Exploration Ltd., or Snow Lake Exploration, Snow Lake (Crowduck) Ltd., or Snow Lake Crowduck, and Thompson Bros (Lithium) PTY Ltd. (formerly Manitoba Minerals Pty Ltd), or Thompson Bros. Through a series of agreements between 2016 to 2019 we acquired a 100% interest in the TBL property. Our subsidiary, Thompson Bros, which owned our 20 claims before they were transferred to Snow Lake Crowduck, has been deregistered in Australia and Manitoba.

Corporate Information

Our corporate address is 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada. Our company email address is info@snowlakelithium.com.

Our registered office is located at 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

Our website can be found at https://snowlakelithium.com. The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our common shares.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” under the Jumpstart Our Business Act of 2012, as amended, or the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements we file certain reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, although we report our financial results on a quarterly basis, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and we are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. We also present our financial statements pursuant to International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, instead of pursuant to U.S. generally accepted accounting principles. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we are permitted, and intend to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of Nasdaq for domestic U.S. issuers. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

Notes on Prospectus Presentation

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this prospectus are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the Canadian mining industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

Our reporting currency and our functional currency is Canadian dollar. This prospectus contains translations of Canadian dollars into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Canadian dollars into U.S. dollars relating to the unaudited interim consolidated financial statements as of December 31, 2021 and for the six months ended December 31, 2021 and 2020 in this prospectus were made at a rate of C$1.2777 per US$1.00, the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board in effect as of December 30, 2021. All translations from Canadian dollars into U.S. dollars relating to the audited consolidated financial statements as of and for the years ended June 30, 2021 and 2020 in this prospectus were made at a rate of C$1.2404 per US$1.00, the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board in effect as of June 30, 2021. On April 1, 2022, the noon buying rate for Canadian dollar was C$1.2507 per US$1.00. We make no representation that the Canadian dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Canadian dollar, as the case may be, at any particular rate or at all.

All references in the prospectus to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States and all references to “C$” are to the legal currency of Canada.

Share Consolidation (a “Reverse Split”)

On October 7, 2021, we effectuated a one-for-five reverse stock split of our common shares, or the Reverse Split. The Reverse Split combined each five of our common shares into one common share. Fractional shares will not be issued to any existing shareholder in connection with the Reverse Split, but the Company purchased from each existing shareholder the right to such fractional share that would have been issued, at a price based on our initial public offering price. The right to fractional shares which the Company purchased resulting from the Reverse Split, in the aggregate, was less than ten (10) common shares. The historical audited financial statements included elsewhere in this prospectus have been adjusted for the Reverse Split. Unless otherwise indicated, all other share and per share data in this prospectus have been retroactively adjusted, where applicable, to reflect the Reverse Split as if it had occurred as at the June 30, 2019 fiscal year end. References to “post-consolidation” below are references to the number of our common shares after giving effect to this share consolidation.

The Offering

Common shares outstanding	17,841,075 common shares.

Common shares offered by the selling shareholder	3,000,000 common shares.

Use of proceeds	We will not receive any proceeds from the sale of the common shares by the selling shareholder. All net proceeds from the sale of the common shares covered by this prospectus will go to the selling shareholder.

Risk factors	Investing in our common shares involves a high degree of risk and purchasers of our common shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Nasdaq Capital Market Symbol	Our common shares are listed on the Nasdaq Capital Market under the symbol “LITM.”

Waiver of Lockup

In connection with our initial public offering, Nova agreed to lock up all of its holdings of our common shares until May 17, 2022. As a result, Nova was required to obtain a waiver from the underwriter in our initial public offering that permits Nova to sell the common shares covered by this prospectus and to file this registration statement. In consideration for such waiver, the underwriter required Nova to amend the original lock up to extend the period of such lock up until March 21, 2023 with respect to all of the common shares covered by the lock up other than the common shares covered by this prospectus.

The number of common shares outstanding is based on 17,841,075 shares outstanding as of the date of this prospectus and excludes:

●

820,000 common shares issuable upon the exercise of outstanding options under our Amended and Restated Stock Option Plan at a weighted average exercise price of C$2.50 (approximately US$2.02) per share;

●	1,269,386 common shares issuable upon the exercise of outstanding options under our Amended and Restated Stock at a weighted average exercise price of US$7.50 per share;

●	317,346 additional common shares that are reserved for future issuance under our Amended and Restated Stock Option Plan;

●	720,789 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of C$1.56 (approximately US$1.26) per share;

●	up to 184,000 common shares issuable upon exercise of the warrants issued to the representative of the underwriters in our initial public offering at a weighted average exercise price of US$9.375 per share.

Summary Consolidated Financial Information

The following summary historical financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

The following summary consolidated financial data as of December 31, 2021 and 2020 is derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

Our financial statements are prepared and presented in accordance with IFRS. Our historical results for any period are not necessarily indicative of our future performance.

	Six Months Ended December 31,
	2020 (unaudited)	2021 (unaudited)	2021
Statements of Loss Data	C$	C$	US$
Total operating expenses	(108,790)	(2,925,819)	(2,289,911)
Total other income (loss)	5,031	513,161	401,629
Net loss	(103,759)	(2,412,658)	(1,888,282)
Net loss per share – basic and diluted	(0.01)	(0.17)	(0.14)
Weighted average shares outstanding – basic and diluted	13,008,014	13,943,543	13,943,543

	As of December 31,
	2020 (unaudited)	2021 (unaudited)	2021
Statements of Financial Position Data	C$	C$	US$
Cash	52,293	30,779,336	24,089,642
Current assets	63,580	32,086,248	25,112,505
Total assets	5,643,039	38,255,963	29,941,272
Current liabilities	539,173	2,049,882	1,604,353
Total liabilities	539,173	2,049,882	1,604,353
Shareholders’ equity	5,103,866	36,206,081	28,336,919
Total liabilities and shareholders’ equity	5,643,039	38,255,963	29,941,272

The following summary consolidated financial data as of June 30, 2021 and 2020 is derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our financial statements are prepared and presented in accordance with IFRS. Our historical results for any period are not necessarily indicative of our future performance.

	Years Ended June 30,
	2020	2021	2021
Statements of Loss Data	C$	C$	US$
Total operating expenses	(247,364)	(595,598)	(480,166)
Total other income (loss)	65,248	43,162	34,797
Net loss	(182,116)	(552,436)	(445,369)
Net loss per share – basic and diluted	(0.01)	(0.04)	(0.03)
Weighted average shares outstanding – basic and diluted	13,007,995	13,008,669	13,008,669

	As of June 30,
	2020	2021	2021
Statements of Financial Position Data	C$	C$	US$
Cash	143,089	318,844	257,049
Current assets	154,480	397,461	320,430
Total assets	5,551,359	6,127,685	4,940,088
Current liabilities	343,734	1,374,819	1,108,367
Total liabilities	343,734	1,374,819	1,108,367
Shareholders’ equity	5,207,625	4,752,866	3,831,720
Total liabilities and shareholders’ equity	5,551,359	6,127,685	4,940,088

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our common shares. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment. We were formed in May 2018 and we have not yet begun commercial production of lithium hydroxide. To date, we have no revenues. We are in the exploration stage of our development with the potential to establish commercial operations still an unknown. We intend to proceed with the development of the TBL property through to economic studies such as a PFS and provided the results are positive, through to mine development. We intend in the longer term to derive substantial revenues from becoming a strategic supplier of battery-grade lithium hydroxide to the growing electric vehicle and battery storage markets. Our company is in the exploration stage, and we do not expect to start generating revenues until the fourth quarter of 2024, at the earliest. Our planned exploration and development of mineral resources, primarily lithium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

Our financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed.

We have limited assets upon which to commence our business operations and to rely otherwise. As of December 31, 2021, we had cash of C$30,779,336 (approximately US$ 24,089,642) and during the six-month period ended June December 31 2021, and 2020, we had a net loss of C$2,412,658 (approximately US$1,888,282) and C$103,759, respectively. As of June 30, 2021, we had cash of C$318,844 (approximately US$ 257,049) and during the fiscal year ended June 30, 2021, and 2020, we had a net loss of C$552,436 (approximately US$445,369) and C$182,116, respectively. Subsequently on November 18, 2021, we completed an IPO on the Nasdaq raising US$27,600,000, before deducting underwriting discounts, commissions and offering expenses. Additional funding will be needed to implement our business plan that includes various expenses such as continuing our mining exploration program, legal, operational set-up, general and administrative, marketing, employee salaries and other related start-up expenses. Obtaining additional funding will be subject to various factors, including general market conditions, investor acceptance of our business plan and ongoing results from our exploration efforts. These financings could result in substantial dilution to the holders of our common shares, or require contractual or other restrictions on our operations or on alternatives that may be available to us. If we raise additional funds by issuing debt securities, these debt securities could impose significant restrictions on our operations. Any such required financing may not be available in amounts or on terms acceptable to us, and the failure to procure such required financing could have a material and adverse effect on our business, financial condition and results of operations, or threaten our ability to continue as a going concern.

We may not be able to acquire additional funds on acceptable terms, or at all. If we are unable to raise adequate funds, we may have to delay, reduce the scope of or eliminate some or all of our planned exploration programs. If we do not have, or are not able to obtain, sufficient funds, we may be required to delay further exploration, development or commercialization of our expected mineral resources, if and when verified. We also may have to reduce the resources devoted to our mining efforts or cease operations. Any of these factors could harm our operating results.

The coronavirus pandemic may cause a material adverse effect on our business.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak a pandemic. On March 11, 2020, the federal government of Canada announced a $1 billion package to help Canadians through the health crisis. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in Canada.

As a result of the measures adopted by the Province of Manitoba and the federal government of Canada, certain of our mining exploration activities have been delayed. The access to investor capital as well as the potential for a 14-day quarantine when travelling into the Province of Manitoba have discouraged us from engaging in certain exploration activities in the near term. As a result of these unexpected delays, we had placed our focus on completing lab work and technical report writing using the field data that we have previously compiled. In August 2021, members of our team made a site visit to Manitoba and conducted mapping and prospecting and in October 2021 additional members of our team visited the site. In February 2022, a drilling program began at the site that is ongoing as of the date of filing.

The spread of the virus in many countries continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets and supply chains. The pandemic has had, and could have a significantly greater, material adverse effect on the Canadian economy as a whole, as well as the local economy where we conduct our operations. The pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

If the current pace of the pandemic does not continue to slow and the spread of the virus is not contained, our business operations could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having the virus, which could require quarantine of some or all such employees or closure of our facilities for disinfection. We may also delay or reduce certain capital spending and related projects until the travel and logistical impacts of the pandemic are lifted, which will delay the completion of such projects. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including the effectiveness of vaccines and other treatments and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global lithium mining and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

To the extent the pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our business is subject to operational risks that are generally outside of our control and could adversely affect our business.

Mineral mining sites, like the sites where our TBL property is located, by their nature are subject to many operational risks and factors that are generally outside of our control and could adversely affect our business, operating results and cash flows. These operational risks and factors include the following:

●	unanticipated ground and water conditions;

●	adverse claims to water rights and shortages of water to which we have rights;

●	adjacent land ownership that results in constraints on current or future operations;

●	geological problems, including earthquakes and other natural disasters;

●	metallurgical and other processing problems;

●	the occurrence of unusual weather or operating conditions and other force majeure events;

●	lower than expected ore grades or recovery rates;

●	accidents;

●	delays in the receipt of or failure to receive necessary government permits;

●	the results of litigation, including appeals of agency decisions;

●	uncertainty of exploration and development;

●	delays in transportation;

●	interruption of energy supply;

●	labor disputes;

●	inability to obtain satisfactory insurance coverage; and

●	the failure of equipment or processes to operate in accordance with specifications or expectations.

Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies and could have a material adverse effect on our financial condition.

All of our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in the commercial development of lithium hydroxide.

All of our operations are at the exploration stage and there is no guarantee that any such activity will result in commercial production of lithium mineral deposits. Very limited drilling has been conducted on our TBL property to date, which makes the extrapolation of an S-K 1300 compliant indicated or inferred resource to an S-K 1300 probable or proven reserve and to commercial viability impossible without further drilling. We intend to engage in that additional exploratory drilling with proceeds from our initial public offering but we can provide no assurance of future success from our planned additional drilling program. The exploration for lithium deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish proven mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by us or any future development programs will result in a profitable commercial mining operation. There is no assurance that our mineral exploration activities will result in any discoveries of commercial quantities of lithium. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted. Our long-term profitability will be in part directly related to the cost and success of our exploration programs and any subsequent development programs.

Our mineral resources or reserves may be significantly lower than expected.

We are in the exploration stage and our planned principal operations have not commenced. There is currently no commercial production on the TBL property and we have not yet completed a preliminary feasibility study. As such, our estimated proven or probable mineral reserves, expected mine life and lithium pricing cannot be determined as the exploration program, drilling, feasibility studies and pit (or mine) design optimizations have not yet been undertaken, and the actual mineral reserves may be significantly lower than expected. You should not rely on the S-K 1300 compliant technical report, or PFS, if and when completed and published, as indications that we will have successful commercial operations in the future. Even if we prove reserves on the TBL property, we cannot guarantee that we will be able to develop and market them, or that such production will be profitable.

The estimation of lithium reserves is not an exact science and depends upon a number of subjective factors. Any indicated or inferred resource figures presented in this prospectus are estimates from the written reports of technical personnel and mining consultants who were contracted to assess the mining prospects. Resource estimates are a function of geological and engineering analyses that require us to forecast production costs, recoveries, and metals prices. The accuracy of such estimates depends on the quality of available data and of engineering and geological interpretation, judgment, and experience. Estimated indicated or inferred lithium resources may not be upgraded to indicated or measured or to probable or proved reserves, and any reserves may not be realized in actual production and our operating results may be negatively affected by inaccurate estimates. Additionally, resource estimates do not determine the economics of a mining project and, although we have begun to prepare a preliminary feasibility study, even once the PFS is produced we cannot guarantee that it will reflect positive economics for our mining resources or that we will be able to execute our plans to create an economically viable mining operation.

Our mineral resources described in our most recent S-K 1300 compliant indicated and inferred mineral resource report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized.

We intend to continue exploration on our TBL property and we may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. We can provide investors with no assurance that exploration on our current properties, or any other property that we may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent us from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If we are unable to establish the presence of viable lithium mineral deposits on our properties, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably and investors may lose all of their investment in our company.

We have no history of mineral production.

We are an exploration stage company and we have no history of mining or refining mineral products from our properties. As such, any future revenues and profits are uncertain. There can be no assurance that our Thompson Brothers Lithium Project will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. We will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that we will generate revenue from any source, operate profitably or provide a return on investment in the future.

Lithium mining and production is relatively new to the Province of Manitoba and the Snow Lake area.

If and when our lithium resources on the TBL property are proven, we intend to work towards entering the production stage of our operations. We will not use diesel or gasoline fuel for any of our mining, sorting and concentrating activities. This means that the sorting and concentrating of, and the production of our spodumene lithium into a lithium hydroxide will be conducted through a fully electrified process not using any fossil fuels to generate the electrical power needed to run our operations. Lithium mining has occurred at the Tanco mine located north east of Winnipeg, but the mining and processing of lithium ore has not previously been undertaken in or near the Snow Lake region of Manitoba. Locating the necessary experts and work force that are familiar with and trained in this particular mining process may be a challenge and our success may be hindered by the lack of historical familiarity with the processes and challenges faced in lithium mining and production.

Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us.

Exploration and mining operations generally involve a degree of risk. Our operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of rare earth metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to property and environmental damage, all of which may result in possible legal liability. Although we expect that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geo-mechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of our operations that would have a material adverse effect on our business, financial condition, results of operations and prospects.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral resources and reserves, to develop metallurgical processes and to construct mining and processing facilities and infrastructure at a particular site. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in the discovery of mineral resources or the development of commercial quantities of mineral reserves.

Our development projects have no operating history upon which to base estimates of future capital and operating costs. Mineral resource and reserve estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades to be mined and processed, ground conditions, the configuration of the deposit, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated.

There are numerous risks associated with the development of the TBL property.

Our future success will largely depend upon our ability to successfully explore, develop and manage the TBL property. In particular, our success is dependent upon management’s ability to implement our strategy, to develop the project and to maintain ongoing lithium production from the mines that we expect to develop.

Development of the TBL property could be delayed, experience interruptions, incur increased costs or be unable to complete due to a number of factors, including but not limited to:

●	changes in the regulatory environment including environmental compliance requirements;

●	non-performance by third party consultants and contractors;

●	inability to attract and retain a sufficient number of qualified workers;

●	unforeseen escalation in anticipated costs of exploration and development, or delays in construction, or adverse currency movements resulting in insufficient funds being available to complete planned exploration and development;

●	increases in extraction costs including energy, material and labor costs;

●	lack of availability of mining equipment and other exploration services;

●	shortages or delays in obtaining critical mining and processing equipment;

●	catastrophic events such as fires, storms or explosions;

●	the breakdown or failure of equipment or processes;

●	construction, procurement and/or performance of the processing plant and ancillary operations falling below expected levels of output or efficiency;

●	civil unrest in and/or around the mine site and supply routes, which would adversely affect the community support of our operations;

●	changes to anticipated levels of taxes and imposed royalties; and/or

●	a material and prolonged deterioration in lithium market conditions, resulting in material price erosion.

It is not uncommon for new mining developments to experience these factors during their exploration or development stages or during construction, commissioning and production start-up, or indeed for such projects to fail as a result of one or more of these factors occurring to a material extent. There can be no assurance that we will complete the various stages of exploration and development necessary in order to achieve our strategy in the timeframe pre-determined by us or at all. Any of these factors may have a material adverse effect on our business, results of operations and activities, financial condition and prospects.

Changes in technology and future demand may result in an adverse effect on our results of operation.

Currently lithium is a key metal used in batteries, including those used in electric vehicles. However, the technology pertaining to batteries, electric vehicles and energy creation and storage is changing rapidly and there is no assurance lithium will continue to be used to the same degree as it is now, or that it will be used at all. Any decline in the use of lithium ion batteries or technologies utilizing such batteries may result in a material and adverse effect on our future profitability, results of operation and financial condition.

Our business operations are exposed to a high degree of risk associated with the mining industry.

Our business operations are exposed to a high degree of risk inherent in the mining sector. Risks which may occur during the exploration and development of mineral resources include environmental hazards, industrial accidents, equipment failure, import/customs delays, shortage or delays in installing and commissioning plant and equipment, metallurgical and other processing problems, seismic activity, unusual or unexpected formations, formation pressures, rock bursts, wall failure, cave ins or slides, burst dam banks, flooding, fires, explosions, power outages, opposition with respect to mining activities from individuals, communities, governmental agencies and non-governmental organizations, interruption to or the increase in costs of services, cave-ins and interruption due to inclement or hazardous weather conditions.

Commencement of mining can also reveal mineralization or geologic formations, including higher than expected content of other minerals that can be difficult to separate from rare earth metals, which can result in unexpectedly low recovery rates.

Such occurrences could cause damage to, or destruction of properties, personal injury or death, environmental damage, pollution, delays, increased production costs, monetary losses and potential legal liabilities. Moreover, these factors may result in a mineral deposit, which has been mined profitably in the past to become unprofitable. They are also applicable to sites not yet in production and to expanded operations. Successful mining operations will be reliant upon the availability of processing and refining facilities and secure transportation infrastructure at the rate of duty over which we may have limited or no control. Any liabilities that we incur for these risks and hazards could be significant and the costs of rectifying the hazard may exceed our asset value.

Infrastructure required to carry on our business may be affected by unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure.

Exploitation of the TBL property will depend to a significant degree on adequate infrastructure. In the course of developing our expected operations, assuming our exploration efforts will be successful, we may need to construct and support the construction of infrastructure, which includes permanent gas pipelines, water supplies, power, transport and logistics services which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure or any failure or unavailability in such infrastructure could materially adversely affect our operations, financial condition and results of operations.

We may receive negative conclusions from further economic assessments.

The net proceeds from our initial public offering are being used to, among other things, fund the preparation of a preliminary feasibility study on the TBL property and for the continuation of the exploration work to establish the economic potential of the TBL property. Until such time as any further economic assessment is concluded, uncertainty will exist as to the economic viability of the TBL property. In the event that any further economic assessments have negative conclusions, investors may lose some or all of their investment.

We may not be able to obtain or renew licenses or permits that are necessary to our operations.

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for exploration, development, construction and commencement of mining at the TBL property. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving public hearings and costly undertakings on the part of our company. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing and/or permitting authorities. We may not be able to obtain or renew licenses or permits that are necessary to our operations, including, without limitation, an exploitation license, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from the TBL property. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

The TBL property may face indigenous land claims

The TBL property may now or in the future be the subject of indigenous land claims. The legal nature of land claims is a matter of considerable complexity. The impact of any such claim on our ownership interest in the TBL property cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of indigenous rights in the area in which the TBL property is located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on our operations. Even in the absence of such recognition, we may at some point be required to negotiate with, and seek the approval of holders of, such interests in order to facilitate exploration and development work on the TBL property. There is no assurance that we will be able to establish a practical working relationship with the indigenous groups in the area which would allow us to ultimately develop the TBL property.

Volatility in lithium prices and lithium demand may make it commercially unfeasible for us to develop our Thompson Bros Lithium Project.

The development of our Thompson Brothers Lithium Project is dependent on the continued growth of the lithium market, and the continued increased demand for lithium chemicals by emerging producers of electric vehicles and other users of lithium-ion batteries. These producers and the related technologies are still under development and a continued sustained increase in demand is not certain. To the extent that such demand does not manifest itself, and the lithium market does not continue to grow, or existing producers increase supply to satisfy this demand, then our ability to develop our Thompson Brothers Lithium Project will be adversely affected. Our lithium exploration and development activities may be significantly adversely affected by volatility in the price of lithium. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such as global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, and the political and economic conditions of mineral-producing countries throughout the world. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our lithium activities not producing an adequate return on invested capital to be profitable or viable.

There can be no guarantee that our interest in the TBL property is free from any title defects.

We have taken all reasonable steps to ensure it has proper title to the TBL property. However, there can be no guarantee that our interest in the TBL property is free from any title defects, as title to mineral rights involves certain intrinsic risks due to the potential problems arising from the unclear conveyance history characteristic of many mining projects. There is also the risk that material contracts between us and relevant government authorities will be substantially modified to the detriment of us or be revoked. There can be no assurance that our rights and title interests will not be challenged or impugned by third parties.

Our mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies.

Our exploration programs are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies. If we are unable to obtain the requisite critical supplies in time and at commercially acceptable prices or if there are significant disruptions in the supply of electricity, water or other inputs to the mine site, our business performance and results of operations may experience material adverse effects.

We may experience an inability to attract or retain qualified personnel.

Our success depends to a large degree upon our ability to attract, retain and train key management personnel, as well as other technical personnel. If we are not successful in retaining or attracting such personnel, our business may be adversely affected. Furthermore, the loss of our key management personnel could materially and adversely affect our business and operations.

As our business becomes more established, it will also be required to recruit additional qualified key financial, administrative, operations and marketing personnel. There will be no guarantee that we will be able to attract and keep such qualified personnel and if we are not successful, it could have a material and adverse effect on our business and results from operations.

Failure to comply with federal, provincial and/or local laws and regulations could adversely affect our business.

Our mining operations are subject to various laws and regulations governing exploration, development, production, taxes, labor standards and occupational health, mine safety, protection of endangered and protected species, toxic substances and explosives use, reclamation, exports, price controls, waste disposal and use, water use, forestry, land claims of local people, and other matters. This includes periodic review and inspection of the TBL property that may be conducted by applicable regulatory authorities.

Although the exploration activities on the TBL property have been and, we expect, will continue to be carried out in accordance with all applicable laws and regulations, there is no guarantee that new laws and regulations will not be enacted or that existing laws and regulations will not be applied in a way which could limit or curtail exploration or in the future, production. New laws and regulations or amendments to current laws and regulations governing the operations and activities of mining or more stringent implementation of existing laws and regulations could have a material adverse effect on us and cause increases in capital expenditures costs, or reduction in levels of exploration, development and/or production.

Failure to comply with applicable laws and regulations, even if inadvertent, may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. We may also be required to reimburse any parties affected by loss or damage caused by our mining activities and may have civil or criminal fines and/or penalties imposed against us for infringement of applicable laws or regulations.

Failure to comply with environmental regulation could adversely affect our business.

All phases of our operations with respect to the TBL property will be subject to environmental regulation. Environmental legislation involves strict standards and may entail increased scrutiny, fines and penalties for non-compliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards may exist on the TBL property that are currently unknown. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the properties, or by the past or present owners of adjacent properties or by natural conditions. The costs of such cleanup actions may have a material adverse impact on our operations and future potential profitability.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles.

We report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and United States generally accepted accounting principles, or U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

Our assets and operations are subject to economic, geopolitical and other uncertainties.

Economic, geopolitical and other uncertainties may negatively affect our business. Economic conditions globally are beyond our control. In addition, the outbreak of hostilities and armed conflicts between countries can create geopolitical uncertainties that may affect both local and global economies. Downturns in the economy or geopolitical uncertainties may cause future customers to delay or cancel projects, reduce their overall capital or operating budgets or reduce or cancel orders which could have a material adverse effect on our business, results of operations and financial condition.

Our operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements.

In addition, the financial markets can experience significant price and value fluctuations that can affect the market prices of equity securities and other companies in ways that are unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of our common shares.

As we face intense competition in the mineral exploration and exploitation industry, there can be no assurance that we will be able to compete effectively with other companies.

The mining industry, and the lithium mining sector in particular, is very competitive. our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment.

As a result of this competition, we may have to compete for financing and be unable to acquire financing on terms we consider acceptable. we may also have to compete with the other mining companies for the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees or we may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition, results of operations and future prospects as well as our exploration programs may be slowed down or suspended, which may cause us to cease operations as a company.

Our executive officers are engaged in other business activities and, accordingly, may not devote sufficient time to our business affairs, which may affect our ability to conduct operations.

Our executive officers are engaged as consultants under independent contractor agreements rather than as employees and, as such, they have been involved in other business activities. Our Chief Operating Officer is also engaged in the exploration program of our majority owner, Nova, and our Chief Executive Officer and our Vice President, Corporate Development each have consulting clients in addition to working for us. Although we expect that as our business operations ramp up our executive officers will devote substantially all of their time to our business, as a result of the other business endeavors that they are currently engaged in, our executive officers may not be able to devote sufficient time to our business affairs, which may negatively affect our ability to conduct our ongoing operations. In addition, management of our company may be periodically interrupted or delayed as a result of these officers’ other business interests.

We may be subject to potential conflicts of interest.

We may be subject to potential conflicts of interests, as certain directors of our company are, and may continue to be, engaged in the mining industry through their participation in corporations, partnerships or joint ventures, which are potential competitors of our company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of our company. Our directors and officers with conflicts of interest will be subject to the procedures set out in the related Canadian law and regulations.

We may not meet cost estimates.

A change in the timing of any projected cash flows due to capital funding or, once in production, production shortfalls or labor disruptions would result in delays in receipt of such cash flows and in using such cash to fund operating activities and, as applicable, reduce debt levels. This could result in additional loans to finance capital expenditures in the future.

The level of capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are fundamentally subject to considerable uncertainties. It is very likely that actual results for the TBL property will differ from our current projections, estimates and assumptions, and these differences may be significant. Moreover, experience from actual mining may identify new or unexpected conditions that could decrease operational activities, and/or increase capital and/or operating costs above, the current estimates. If actual results are less favorable than we currently estimate, our business, results from operations, financial condition and liquidity could be materially adversely affected.

We may pursue opportunities to acquire complementary businesses, which could dilute our shareholders’ ownership interests, incur expenditure and have uncertain returns.

We may seek to expand through future acquisitions of either companies or properties, however, there can be no assurance that we will locate attractive acquisition candidates, or that we will be able to acquire such candidates on economically acceptable terms, if at all, or that we will not be restricted from completing acquisitions pursuant to contractual arrangements. Future acquisitions may require us to expend significant amounts of cash, resulting in our inability to use these funds for other business or may involve significant issuances of equity. Future acquisitions may also require substantial management time commitments, and the negotiation of potential acquisitions and the integration of acquired operations could disrupt our business by diverting management and employees’ attention away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically diverse organizations, integrating personnel with disparate backgrounds and combining different corporate cultures.

Any future acquisition involves potential risks, including, among other things: (i) mistaken assumptions and incorrect expectations about mineral properties, mineral resources and costs; (ii) an inability to successfully integrate any operation our company acquires; (iii) an inability to recruit, hire, train or retain qualified personnel to manage and operate the operations acquired; (iv) the assumption of unknown liabilities; (v) limitations on rights to indemnity from the seller; (vi) mistaken assumptions about the overall cost of equity or debt; (vii) unforeseen difficulties operating acquired projects, which may be in geographic areas new to us; and (viii) the loss of key employees and/or key relationships at the acquired project.

At times, future acquisition candidates may have liabilities or adverse operating issues that we may fail to discover through due diligence prior to the acquisition. If we consummate any future acquisitions with unanticipated liabilities or that fails to meet expectations, our business, results of operations, cash flows or financial condition may be materially adversely affected. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce our overall earnings and could negatively affect our balance sheet.

Legal proceedings may arise from time to time in the course of our business.

Legal proceedings may arise from time to time in the course of our business. Such litigation may be brought from time to time in the future against us. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Other than as disclosed elsewhere in this prospectus, we are not currently subject to material litigation nor have we received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, we could become involved in material legal claims or other proceedings with other parties in the future. The results of litigation or any other proceedings cannot be predicted with certainty. The cost of defending such claims may take away from management’s time and effort and if we are incapable of resolving such disputes favorably, the resultant litigation could have a material adverse impact on our financial condition, cash flow and results from operation.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations or mineral exploration companies in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents or reasonably re-establish pre-disturbance landforms and vegetation. In order to carry out reclamation obligations imposed on us in connection with exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on exploration and development programs. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

In the event that key personnel leave our company, we would be harmed since we are heavily dependent upon them for all aspects of our activities.

We are heavily dependent on our officers and directors, the loss of whom could have, in the short-term, a negative impact on our ability to conduct our activities and could cause additional costs from a delay in the exploration and development of our TBL property.

The obligations associated with being a public company will require significant resources and management attention, and we will incur increased costs as a result of becoming a public company.

As a public company, we face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, and we expect to incur additional costs related to operating as a public company. We are subject to the reporting requirements of the Exchange Act, which requires that we file annual and other reports with respect to our business and financial condition, as well as the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Public Company Accounting Oversight Board, and the listing requirements of Nasdaq (if our common shares are approved for listing), each of which imposes additional reporting and other obligations on public companies. As a public company, we are required to, among other things:

●	prepare and file annual and other reports in compliance with the federal securities laws;

●	expand the roles and duties of our board of directors and committees thereof and management;

●	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies;

●	institute more comprehensive financial reporting and disclosure compliance procedures;

●	involve and retain, to a greater degree, outside counsel and accountants to assist us with the activities listed above;

●	build and maintain an investor relations function;

●	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

●	comply with the initial listing and maintenance requirements of Nasdaq; and

●	comply with the Sarbanes-Oxley Act.

We expect these rules and regulations, and any future changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases, due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These increased costs may require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

Risks Related to This Offering and Ownership of Our Common Shares

An active market in which investors can resell their common shares may not develop.

Our common shares were listed and began trading on the Nasdaq Capital Market on November 19, 2021 under the symbol “LTIM.” Prior to the listing, there was no public market for our common shares. A liquid public market for our common shares may not develop notwithstanding the recent listing of our common shares on the Nasdaq Capital Market. The prices at which our securities are traded may decline, meaning that you may experience a decrease in the value of your common shares regardless of our operating performance or prospects.

The market price of our common shares may fluctuate, and you could lose all or part of your investment.

The market price for our common shares is likely to be volatile, in part because our shares have only recently begun trading publicly. In addition, the market price of our common shares may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our operating results;

●	increases in market interest rates that lead investors of our common shares to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investment community; and

●	our ability to maintain the listing of our common shares on Nasdaq.

Volatility in the market prices of our securities may prevent investors from being able to sell their securities at or above their purchase price. As a result, you may suffer a loss on your investment.

We may not be able to maintain a listing of our common shares on Nasdaq.

Although our common shares are listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our common shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common shares from Nasdaq may materially impair our shareholders’ ability to buy and sell our common shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common shares. The delisting of our common shares could significantly impair our ability to raise capital and the value of your investment.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our common shares will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common shares could be negatively affected.

Any trading market for our common shares may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common shares could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our shares, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common shares could be negatively affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on foreign laws.

We are incorporated in the Province of Manitoba, Canada under The Corporations Act (Manitoba). We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, a majority of our directors and executive officers and the experts named in this prospectus reside outside the United States, and a significant amount of their assets are located outside the United States. As a result, service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States. In Canada, provincial and territorial reciprocal enforcement of judgments legislation sets out the procedure for registering foreign judgments and this procedure varies depending on the province or territory of the enforcing court. If a foreign judgment originates from a jurisdiction not captured by the applicable provincial or territorial reciprocal enforcement of judgments or enforcement of foreign judgments legislation, the foreign judgment may be capable of enforcement at common law and the party seeking to enforce the foreign judgment must commence new proceedings in the domestic or enforcing court. For more information regarding the relevant laws of Canada, see “Enforceability of Civil Liabilities.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our shareholders could receive less information than they might expect to receive from more mature public companies.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common shares.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. Certain corporate governance practices in Canada, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act); or

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors.”

We currently follow our home country practice that (i) does not require us to seek shareholder approval for amending our share incentive plans; (ii) a nominating/corporate governance committee does not need to compose entirely of independent directors and a written nominating/corporate governance committee charter meeting the requirements of Nasdaq Capital Market; and (iii) a compensation committee does not need to compose entirely of independent directors and a written compensation committee charter meeting the requirements of Nasdaq Capital Market. Consequently, we are exempt from independent director requirements of Rule 5605 (d) and (e) of Nasdaq Capital Market listing standards, except for the requirements under subsection (b)(2) thereof pertaining to executive sessions of independent directors and those under subsection (c) thereof pertaining to the Audit Committee. Accordingly, our investors may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

Our parent company owns a significant amount of our common shares. As a result, although less than a majority of our outstanding common shares, it will have the ability to significantly influence all matters submitted to our shareholders for approval.

Our parent company, Nova, owns approximately 53.81% of our outstanding common shares and if it sells all of the shares offered to be sold in this offering, it will own approximately 36.99% of our outstanding common shares following this offering. Although it will no longer own a majority of our outstanding common shares if it sells all of the shares offered under this prospectus, it will own a significant amount of our common shares. Nova may, therefore, have the ability to significantly influence all matters submitted to our shareholders for approval including:

●	election of our board of directors;

●	removal of any of our directors;

●	any amendments to our certificate or articles of incorporation; and

●	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

In addition, this concentration of ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our share price or prevent our shareholders from realizing a premium over our share price.

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline and would result in the dilution of your holdings.

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common shares. In all events, future issuances of our common shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our common shares. In connection with our initial public offering, we, all of our directors and officers and shareholders holding more than 97% of our outstanding common shares as of November 18, 2021 on a fully-diluted basis, have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares for a period of (i) 180 days after November 18, 2021 in the case of our company, (ii) 12 months after November 18, 2021 in the case of our directors and officers, and (iii) 180 days after November 18, 2021 in the case of our shareholders, including our majority owner, Nova. In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common shares.

Future issuances of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our common shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common shares. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences over holders of common shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common shares.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, because we will hold a substantial amount of cash as the result of our initial public offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Material United States and Canadian Income Tax Considerations—U.S. Federal Income Taxation Considerations—Passive Foreign Investment Company Consequences” for additional information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	expectations regarding revenue, expenses and operations;

●	our having sufficient working capital and be able to secure additional funding necessary for the continued exploration of our property interests;

●	expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

●	expectations regarding exploration results at the Thompson Brothers Lithium Project;

●	mineral exploration and exploration program cost estimates;

●	expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

●	receipt and timing of exploration permits and other third-party approvals;

●	government regulation of mineral exploration and development operations;

●	expectations regarding any social or local community issues that may affected planned or future exploration and development programs; and

●	key personnel continuing their employment with us.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

The selling shareholder will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the common shares. The selling shareholder has also agreed to bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common shares in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common shares. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. Further, under the terms of the MCA, we are prohibited from declaring or paying a dividend if our board has reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due, or the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital. See also “Risk Factors— Risks Related to This Offering and Ownership of Our Common Shares—We do not expect to declare or pay dividends in the foreseeable future.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The audited consolidated financial statements for the years ended June 30, 2021 and 2020, as well as the unaudited condensed consolidated financial statements for the periods ended December 31, 2021 and December 31, 2020, are prepared pursuant to IFRS and in accordance with the standards of the U.S. Public Company Accounting Oversight Board. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

The management’s discussion and analysis of the financial condition and results of operations (“MD&A”) of the Company for the year ended June 30, 2021, and its financial position as of the same date, should be read in conjunction with the Company’s audited consolidated financial statements as at June 30, 2021(“F2021”), including the notes thereto. The comparative reporting period is the year ended June 30, 2020 (“F2020”).

The management’s discussion and analysis for the six months period ended December 31, 2021, and its financial position as of the same date, should be read in conjunction with the Company’s unaudited condensed consolidated financial statements as at December 31, 2021, including the notes thereto. The comparative reporting period is the six-month period ended December 31, 2020.

All figures are in Canadian dollars, unless otherwise noted.

Cautionary Note Regarding Forward-looking Information and Statements:

This MD&A may contain forward-looking statements that are based on the Company’s expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements speak only as of the date on which they are made, and there are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Examples of some of the specific risks associated with the operations of the Company are set out below under “Risk Factors”. Actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements.

Certain information included in this management’s discussion and analysis may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “believe”, “plan”, “scheduled”, “intend”, “estimate”, “forecast”, “predict”, “potential”, “continue”, “anticipate” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of the Company. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.

For expansion of certain risks and uncertainties that could contribute to a difference in results, please review those risks listed under the heading “Risks Factors” in this MD&A. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements are not guaranteeing future performance and there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and the Company takes no responsibility to update them or to revise them to reflect new events or circumstances, except as required by law.

Overview

We are an exploration stage mining company engaged in lithium exploration in the province of Manitoba, Canada. Our primary focus is currently conducting exploration for lithium at our 100% owned Thompson Brothers Lithium Project. See “Business – Our Mineral Project – Thompson Brothers Lithium Project.” Our objective is to develop a world-class lithium mine in the jurisdictionally friendly Canadian province of Manitoba and to become the first fully renewable lithium hydroxide producer in North America, strategically located to supply the U.S. “Auto Alley” and the European battery market via our nearby access to the Hudson Bay Railway and the Port of Churchill. With our commitment to the environment, corporate social responsibility and sustainability, we aim in the longer term to derive substantial revenues from the sale of lithium hydroxide to the growing electric vehicle and stationary (e.g., residential, utility and industrial) battery storage markets in the U.S. and abroad. With access to renewable energy produced in Manitoba, we expect to become the first supplier in North America of lithium mined exclusively with the benefit of power produced from fully sustainable, local sources.

Overall Performance

I.	Principal business and corporate history

We were incorporated under the Canada Business Corporations Act on May 25, 2018. The corporate and principal place of business is 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada. The Company is a Canadian natural resource exploration company engaged in the exploration and development of mineral resources through the subsidiaries:

i.	Snow Lake Exploration Ltd.

ii.	Snow Lake (Crowduck) Ltd.

In this registration statement, Snow Lake and the subsidiaries it controlled are referred to as “the Group”.

On March 7, 2019, we and Nova Minerals Ltd. entered into a share sale agreement (the “Agreement”), whereby we acquired all 100,000,000 of the issued and outstanding shares of Thompson Bros (Lithium) Pty Ltd (“Thompson Bros”), formerly Manitoba Minerals Pty Ltd. (“Manitoba Minerals”), a wholly owned subsidiary of Nova Minerals Ltd. as part of a group restructuring. Subsequently, on February 9, 2021, Thompson Bros was dissolved.

Recent Developments

Impact of Coronavirus Pandemic

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The virus has since spread to over 150 countries. On March 11, 2020, the World Health Organization declared the outbreak a pandemic. On March 11, 2020, the federal government of Canada announced a $1 billion package to help Canadians through the health crisis. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in Canada.

As a result of the measures adopted by the Province of Manitoba and the federal government of Canada, certain of our mining exploration activities have been delayed until recently.

We have taken steps to take care of our employees, including providing the ability for employees to work remotely and implementing strategies to support appropriate social distancing techniques for those employees who are not able to work remotely. We have also taken precautions with regard to employee, facility and office hygiene as well as implementing significant travel restrictions. We are also assessing our business continuity plans for all business units in the context of the pandemic. This is a rapidly evolving situation, and we will continue to monitor and mitigate developments affecting our workforce, our suppliers, our customers, and the public at large to the extent we are able to do so. We have and will continue to carefully review all rules, regulations, and orders and responding accordingly.

The spread of the virus in many countries continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets and supply chains. The pandemic has had, and could have a significantly greater, material adverse effect on the Canadian economy as a whole, as well as the local economy where we conduct our operations. The pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

If the current pace of the pandemic cannot be slowed and the spread of the virus is not contained, our business operations could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having the virus, which could require quarantine of some or all such employees or closure of our facilities for disinfection. We may also delay or reduce certain capital spending and related projects until the travel and logistical impacts of the pandemic are lifted, which will delay the completion of such projects. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

Emerging Growth Company

In November 2021, we closed an Initial Public Offering (“IPO”) where the Company issued 3,680,000 shares at US$7.50 per shares for gross proceeds of C$35.0 million. The Company now qualifies as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Results of Operations

Comparison of the years ended June 30, 2021 and 2020

For the year ended June 30, 2021, the Company had not yet placed any of its mineral properties into production, the Company incurred a net loss of C$552,436 (June 30, 2020 - C$182,116). As of June 30, 2021, the Company had a deficit (accumulated losses) of C$2,271,524 (June 30, 2020 - C$1,719,088) and current liabilities in excess of current assets of C$977,358 (June 30, 2020 – C$189,254). There is no certainty that additional financing at terms that are acceptable to the Company will be available, and an inability to obtain financing would have a direct impact on the Company’s ability to continue as a going concern.

The following table sets forth key components of our results of operations during the years ended June 30, 2021 and 2020.

Years ended June 30,	2021		2020	Increase / (Decrease)
	C$	US$	C$	C$	US$
Expenses
Bank fees and interest	2,084	1,680	2,669	(585)	(472)
Consulting fees	34,399	27,732	43,255	(8,856)	(7,140)
Director and officer consulting fees	200,858	161,930	118,700	82,158	66,235
General and administrative	8,254	6,654	20,626	(12,372)	(9,974)
Interest expense and accretion	140,264	113,080	-	140,264	113,080
Amortization of transaction cost	13,284	10,709	-	13,284	10,709
Professional fees	174,211	140,447	57,272	116,939	94,275
Transfer agent and regulatory fees	22,244	17,933	3,885	18,359	14,801
Travel expenses	-	-	957	(957)	(772)
	(595,598)	(480,166)	(247,364)	(348,234)	(280,743)
Other income (loss)
Foreign currency gain (loss)	(254)	(205)	(6,001)	5,747	4,633
Gain on change in fair value of derivative liability	32,676	26,343	-	32,676	26,343
Recovery of accounts payable	10,740	8,658	-	10,740	8,658
Recovery of flow through share liability	-	-	71,249	(71,249)	(57,440)
Income (loss) and comprehensive income (loss) for the period	(552,436)	(445,369)	(182,116)	(370,320)	(298,549)

Revenues. We have not generated any revenues to date and do not anticipate generating any revenues until the fourth quarter of 2024, at the earliest.

Consulting fees: Consulting fees include the fees that we pay to our third-party consultants, including professional accounting services, taxation, and other related support. Our consulting fees marginally decreased during the year ended June 30, 2021, when compared to the year ended June 30, 2020, due to the rationalization of certain services obtained during fiscal 2021.

Director and officer consulting fees: Directors and officers fees increased by C$82,158 (USD$66,235) resulting from an increase in CFO fees of C$5,000, an increase in CEO fees of approximately C$54,000 and the creation on December 2021 of the new VP Corporate Development position representing for fiscal 2021 an expense of C$23,000.

General and administrative: The reduction in general and administrative fees of C$12,372 (US$9,974) is mainly due to an increase in tax related fees for approximately C$8,000, a reduction in general office expenses by approximately $9,000, a decrease in insurances by approximately C$6,000 and a reduction in other general expenses related to Thomson Bros approximately C$4,000.

Professional fees. Professional fees include the fees that we pay to professional advisors, such as our legal counsel.

Our professional fees increased by C$116,939 (USD$94,275), resulting from an increase in audit related fees for approximately C$41,000 and legal fees that increased by C$75,000. Both increases are mainly related to additional services associated with the listing of the Company.

Transfer agent and regulatory fees. Transfer agent and regulatory fees increased by C$18,359 (US$14,801) resulting from an increase in transfer agent fees of approximately C$20,000, services that we did not have during F2020, and a decrease in share registry fees of approximately C$2,000.

Foreign currency (loss) gain. For the year ended June 30, 2021, we incurred a foreign currency translation loss of C$254 (US$205), as compared to a foreign currency translation loss of C$6,001 for the comparative period.

Recovery of flow through share liability. As the Company did not have any flow-through share liability outstanding during F2021, no recovery was recorded. For the year ended June 30, 2020, the Company incurred a recovery of flow through share liability of C$71,249 (US$57,440). Flow-through share arrangements involve resource expenditure deductions for income tax purposes which are renounced to purchasers of common shares in accordance with income tax legislation. Each flow-through share entitles the holder to a 100% tax deduction in respect of qualifying Canadian exploration expenses. The value of the flow-through share liability was determined using the residual value method, after determining the fair value of the common shares and common shares purchase warrants issued in our December 2018 private placement financing. During the six months ended December 31, 2020, we satisfied all of our flow-through obligations and recognized a recovery on the statement of loss and comprehensive loss for the full amount of the flow-through share liability.

Convertible debenture

In February 2021, the Company issued convertible debt (the “Debentures”) for a total of C$865,263 (US$697,356). The Debentures were sold at a discount of approximately 5% for proceeds of C$805,000 (US$648,984), and included a conversion feature to convert the Debenture into common shares of the Company as well as granted 346,104 warrants to subscribers of the debentures.

If convertible debt is convertible to equity at a variable conversion rate, where the quantity of shares or units into which the debt is convertible varies based on changes in variables affecting calculation of the conversion price, the value of the conversion component is first calculated and classified as a derivative liability, with the residual value allocated to the loan liability component, which is recognized as a liability and, where applicable, to warrants issued to debenture holders, which are recognized in reserves. Subsequent to initial recognition, the liability component of a convertible debenture is measured at

The Company determined the fair value of the conversion feature component upon initial recognition was C$442,589 (US$356,812). The residual C$362,411 (US$292,173) value of the C$805,000 net proceeds received was allocated on a pro-rata basis between the debt component (C$271,642 – US$218,995) and the warrants component (C$90,769 – US$73,159) based on their relative fair values. The Company recognized C$101,565 (US$81,881) of accretion expense relating to accreting the debt component of the Debentures up to their principal value and C$38,699 (US$31,199) of cash interest payable.

The Company recognized C$32,676 (US$ 26,343) as a gain in the fair value of the conversion feature of the derivative liability, representing the change in fair value from inception to June 30, 2021.

Loss and comprehensive loss. As a result of the cumulative effect of the factors described above, we had a loss and comprehensive loss of C$552,436 (US$445,369) for the year ended June 30, 2021, as compared to C$182,116 for the year ended June 30, 2020, an increase of C$370,320 (US$298,549).

Comparison of the six months ended December 31, 2021 and 2020

For the six months ended December 31, 2021, the Company had not yet placed any of its mineral properties into production, the Company incurred a net loss of C$2,412,658 (December 31, 2020 - $103,759). As of December 31, 2021, the Company had a deficit (accumulated losses) of C$4,684,182 (June 30, 2021 - $2,271,524) and current assets in excess of current liabilities of C$30,036,366, compared to an excess of current liabilities of C$977,358 for the year ended June 30, 2021. There is no certainty that additional financing at terms that are acceptable to the Company will be available, and an inability to obtain financing would have a direct impact on the Company’s ability to continue as a going concern.

The following schedule sets forth key components of our results of operations during the six-month periods ended Dec 31, 2021, and Dec 31, 2020.

Six months ended December 31,	2021	2020	Change
	C$	C$	C$
Expenses
Bank fees and interest	4,077	557	3,520
Consulting fees	82,771	24,650	58,121
Director and officer consulting fees	238,102	71,093	167,009
General and administrative	32,118	6,593	25,525
Interest expense and accretion on convertible debenture	126,884	-	126,884
Other interst and charges	28,207		28,207
Insurances	98,299	-	98,299
Amortization of transaction cost	50,618	-	50,618
Professional fees	393,811	5,897	387,914
Share-based payments	1,713,160	-	1,713,160
Transfer agent and regulatory fees	139,491	-	139,491
Travel expenses	18,281	-	18,281
	(2,925,819)	(108,790)	(2,817,029)

Revenues. We have not generated any revenues to date and do not anticipate generating any revenues until the fourth quarter of 2024, at the earliest.

Consulting fees: Consulting fees include the fees that we pay to our third-party consultants, including professional accounting services, taxation, and other related support. Our consulting fees increased during the six months period ended December 31, 2021, when compared to the six months ended December 31, 2020, mainly as a result of the initiation of environmental assessment activities as well as cost associated with our IPO. This account is mainly composed of sustainability and Environmental, Social, and Governance (ESG) services, where approximately C$38,000 were spent during the six months ended December 31, 2021, and approximately C$46,000 in accounting services related to the filing of the F-1 related to the Company’s IPO.

Director and officer consulting fees: Directors and officers fees increased by C$167,009 (US$130,711) resulting from an increase in compensation to senior executives.

General and administrative: The increase in general and administrative fees by C$25,525 is mainly related to investor relations website setup and monthly maintenance for the same.

Interest expenses and accretion on convertible debt. In February 2021, the Company issued convertible debt (the “Debentures”) for a total of C$865,263 (the “Subscribed Amount”). The Debentures were sold at a discount of approximately 5% for proceeds of C$805,000, net of a C$15,000 cash commission. The Company incurred approximately C$35,000 in interest on these debentures during the six months ended December 31, 2021. In addition, we incurred approximately C$92,000 in accreted expenses related to the convertible debenture.

Insurances. The increase in insurance expenses relates to new director and officers’ liability insurance contracted during the year.

Amortization of transaction cost. As part of the convertible debenture issued during February 2021, we accreted approximately C$51,000 of charges related to this debt financing.

Professional fees. Professional fees include the fees that we pay to professional advisors, such as our legal counsel. Our professional fees increased by C$387,914, resulting from an increase in legal fees related to Nasdaq application and other services associated with the listing of the Company.

Share based payments. On November 18, 2021, the Company granted an aggregate of 1,269,386 incentive stock options to officers, directors, and consultants of the Company. The fair value of each option was estimated on the date of the grant using the Black-Scholes option pricing model, with the following assumptions: share price of US$7.5, expected dividend yield of 0%, expected volatility of 70%; risk-free interest rate of 1.47%; and an expected average life of 5 years. The fair value of all these options was estimated at C$6,989,950 on granting. As the options vest over a period of a year at a rate of 25% per quarter, the Company has recognized the proportionate vested portion into income.

Transfer agent and regulatory fees. Transfer agent and regulatory fees increased by C$139,491 resulting from an increase in transfer agent fees and initial listing fees in Nasdaq, services that we did not have during the comparative period.

Loss and comprehensive loss. As a result of the cumulative effect of the factors described above, we had a loss and comprehensive loss of C$2,412,658 for the period ended December 31, 2021, as compared to C$103,759 for the period ended December 31, 2020, an increase of C$2,308,899.

Other items:

Foreign currency (loss) gain. For the period ended December 31, 2021, we incurred a foreign currency translation loss of C$18,198, as compared to a foreign currency translation loss of C$5,031 for the comparative period.

Gain on change in fair value of derivative liabilities. As the convertible debentures issued on February 2021, are considered a derivative liability due to its denomination in foreign currency, the Company is require to remeasure its value at each reporting period. The Company reported a gain in the change in the fair value of this derivative of C$463,968.

Liquidity and Capital Resources

As of June 30, 2021, we had not yet placed any of our mineral properties into production and we had cash in the amount of C$318,844 (US$257,049), a deficit (accumulated losses) of C$2,271,524 (US$1,831,283) and current liabilities in excess of current assets of C$977,358 (US$787,938). These conditions indicate a material uncertainty that may cast significant doubt on our ability to continue as a going concern. Therefore, the report of our auditors on our audited consolidated financial statements for the fiscal year ended June 30, 2021 contains a going concern qualification. Our audited consolidated financial statements do not reflect the adjustments to the carrying values and classifications of assets and liabilities that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

As of December 31, 2021, we had not yet placed any of our mineral properties into production and we had cash in the amount of C$30,779,336 (June 30, 2021 - C$318,844), a deficit (accumulated losses) of C$4,684,182 (June 30, 2021 - C$2,271,524) and a working capital of C$30,036,366 (June 30, 2021 – deficiency of C$977,358). We have depended on loans, both from related and unrelated parties, and sales of equity securities to conduct operations. Unless and until we commence material operations and achieve material revenues, we will remain dependent on financings to continue our operations.

During the six months ended December 31, 2021, the Company generated C$32,174,831, net of issuing costs, by issuing 4,590,899 common shares, with an average gross proceeds per share of $7.86. The breakdown is composed by the issuance of 3,680,000 shares issued on our IPO, 751,163 shares issued on conversion of convertible debt and 159,736 shares related to the conversion of warrants.

We have depended on loans, both from related and unrelated parties, and sales of equity securities to conduct operations. Unless and until we commence material operations and achieve material revenues, we will remain dependent on financings to continue our operations.

Anticipated Cash Requirements

We are planning to begin a two-phase exploration program that will include resource definition drilling of the TB-1 pegmatite as well as exploration drilling of the SG pegmatite cluster target.

As part of our planned phase 1 program, we intend to complete a stripping, mapping and sampling program on the SG pegmatite cluster in preparation for a phase 2 drilling program. Our preliminary cost estimate to complete phase 1 is C$250,000 (approximately US$201,548).

We are also planning a phase 2, 10,400 m drilling program to expand the dimensions of the TB-1 pegmatite and define the deposit in more detail. We will also begin developing an initial permitting plan and conduct additional metallurgical test work. We will complete a preliminary economic assessment report for the project. Will also plan to prospect the TBL property in phase 2. Our current cost estimate to complete phase 2 is C$3,000,000 (approximately US$2,418,575).

We note that the cost estimates for our two-phase planned exploration program are only estimates and, as such, they are subject to change as we move forward to carry out the budgeted exploration activities.

Please see “Business—Our Mineral Project–Thompson Brothers Lithium Project—Exploration Plan for TBL Property” for more details regarding these phases.

At June 30, 2021, we estimate our minimum operating expenses and working capital requirements for the next 12-month period to be as follows:

Expense	Estimated Amount
	C$	US$
Exploration	3,000,000	2,418,575
Consulting fees	2,500,000	2,015,479
Professional fees	750,000	604,644
Travel expenses	200,000	161,238
General and administrative expenses	350,000	282,167
Transfer agent and regulatory fees	4,800	3,870
Bank fees and interest	2,000	1,612

Total Operating Expenses	6,806,800	5,487,585

If we do not raise any additional funds, we will not have enough working capital to follow our projected costs for the next 12-month period. Under such circumstances, we anticipate that exploration expenses would be reduced significantly, as we would only pay the minimum costs to keep our properties in good standing, and generally reduce our overhead costs. Specifically, under such circumstances we would reduce our consulting fees, professional fees, travel expenses and general and administrative expenses.

We plan to raise our required funds primarily IPO and future sales of our equity securities. Under such circumstances, there is no assurance that we will be able to obtain further funds required for our continued working capital requirements. Any issuance of our equity securities in the near future may result in substantial dilution to our existing shareholders.

Outlook

We are planning to begin a two-phase exploration program that will include resource definition drilling of the TB-1 pegmatite as well as exploration drilling of the SG pegmatite cluster target and additional outside targets as identified through prospecting and our ongoing geophysics drone survey

As part of our planned phase 1 program, we intend to complete a stripping, mapping and sampling program on the SG pegmatite cluster in preparation for a phase 2 drilling program. Our preliminary cost estimate to complete phase 1 is C$250,000 (approximately US$201,548).

We are also planning a phase 2, 10,400 m drilling program to expand the dimensions of the TB-1 pegmatite and define the deposit in more detail. We will also begin developing an initial permitting plan and conduct additional metallurgical test work. The Company also plans to prospect the TBL property in phase 2. Our current cost estimate to complete phase 2 is C$3,000,000 (approximately US$2,418,575).

 We note that the cost estimates for our two-phase planned exploration program are only estimates and, as such, they are subject to change as we move forward to carry out the budgeted exploration activities.

We will be conducting a winter ice road drilling program that will include three drills on the property and it is our intention to continue with at least two drills into the spring/summer season using helicopter support.

We have initiated the environmental base line studies with SLR who will be conducting the comprehensive process that is required ultimately for achieving permitting on the project.

We have initiated the metallurgy studies with SGS Lakefield in Ontario.

We are conducting an ongoing geophysical drone survey to identify additional anomalies across the property. We have to date only prospected circa 1% of the entire footprint.

We are working closely with federal, provincial and municipal authorities to progress the various stages of the projects through the system.

We significantly increased the landholding by over 100%.

Summary of Cash Flow

Comparison of Years Ended June 30, 2021 and 2020

The following table provides detailed information about our net cash flow for all financial statement periods presented in this prospectus.

	Years Ended June 30,
	2021		2020
	C$	US$	C$
Net cash used in operating activities	(363,476)	(293,031)	(257,981)
Net cash used in investing activities	(270,652)	(218,197)	(196,928)
Net cash provided by (used in) financing activities	809,883	652,921	(1,001)
Net increase (decrease) in cash	175,755	141,692	(455,910)
Cash, beginning of year	143,089	115,357	598,999
Cash, end of year	318,844	257,049	143,089

Our net cash used in operating activities was C$363,476 (US$293,031) for the year ended June 30, 2021, as compared C$257,981 for the year ended June 30, 2020.

For the year ended June 30, 2021, our net loss of C$552,436 (US$445,369), and an increase in accounts payable of C$84,360 (US$68,010), an increase in accounts payable to related parties of C$61,694 (US$49,737) offset by increases in prepaids and deposits of C$67,179 (US$54,159), were the primary drivers of the net cash used in operating activities. Other non-cash items also affecting operating activities included interest expense and accretion and amortization of transaction costs related to the convertible debentures of C$153,548 (US$123,789) and a gain on change in the fair value of derivative liabilities of C$32,676 (US$26,343).

Our net cash used in investing activities was C$270,652 (US$218,197) for the year ended June 30, 2021, as compared to C$196,928 for the year ended June 30, 2020. Our net cash used in investing activities for the year ended June 30, 2021 and 2020 consisted entirely of payments for the exploration and evaluation of assets.

Our net cash provided by financing activities was C$809,883 (US$652,921) for the year ended June 30, 2021, as compared to C$1,001 net cash used in financing activities for the year ended June 30, 2020. Our net cash used in financing activities for the year ended June 30, 2020, consisted of payments for a loan from Nova Minerals Ltd. of C$1,114, offset by proceeds from the exercise of warrants of C$113, while our net cash provided by financing activities for the year ended June 30, 2021 consisted of proceeds from the issuance of convertible debentures for $805,000 (US$648,984) and proceeds from the exercise of options of C$4,883 (US$3,937).

Please see “Description of Share Capital—History of Securities Issuances” for a description of our recent private placements of securities.

Comparison of Six Months Ended December 31, 2021 and 2020

Six months ended December 31,	2021	2020
	C$	C$
Net cash used in operating activities	(2,230,581)	(76,531)
Net cash provided by financing activities	33,015,215	32,700
Net cash used in investing financing activities	(324,142)	(46,965)
Net increase (decrease) in cash	30,460,492	(90,796)
Cash, beginning of the period	318,844	143,089
Cash, end of the period	30,779,336	52,293

Our net cash used in operating activities was C$2,230,581 for the period ended December 31, 2021, as compared C$76,531 for the period ended December 31, 2020.

Non-cash items affecting (reducing) the loss for the period includes share-based payments for C$1,713,160, a gain in the change in fair value of derivative liabilities of C$463,968 and the change in non-cash working capital items for C$1,244,617.

Our net cash used in investing activities was C$324,142 for the period ended December 31, 2021, as compared to C$46,965 for the period ended December 31, 2021. Our net cash used in investing activities for the six months ended December 31, 2021 as well as for year ended June 30, 2021 consisted entirely of payments for the exploration and evaluation of assets.

Our net cash provided by financing activities was C$33,015,215 for the period ended December 31, 2021, as compared to C$32,700 for the period ended December 31, 2020.

The Company raised C$34,988,520 (before issue cost) in its IPO and C$854,656 through the conversion of convertible debt, as during November 2021 all debtholders exercised their conversion rights at a price of C$1.25 per common share. Also C$239,720 was raised through the exercise of warrants. Total share issue cost incurred for the period was C$3,932,926.

Related Party Transactions

The following schedule describes the amounts payable to related parties as of December 31, 2021, and for the year ended June 30, 2021 and 2020:

	Period Ended
	December 30,		June 30,		June 30,
	2021		2021		2020
Payable to Nova Minerals	C$	233,299	C$	236,402	C$	205,648
Payable to officers & directors		16,271		43,240		12,300
	C$	249,570	C$	279,642	C$	217,948

On March 8, 2019, we entered into a deed of assignment of debt with Nova Minerals Ltd. and Thompson Bros to facilitate the reassignment of the related party loan from Nova Minerals Ltd. to our company. Thereby, we are now a party to an amount owing from Thompson Bros of C$1,519,013 (approximately US$1,115,773) as of June 30, 2020. In consideration for the assignment, we issued one of our common shares to Nova Minerals Ltd. The related party loan is non-interest bearing and with no fixed repayment date or terms.

As of June 30, 2021 and 2020, we had C$236,402 (approximately US$190,585) and C$205,648, respectively, due to our parent company, Nova Minerals Ltd. This money was lent to us by Nova Minerals Ltd. to fund our startup as well as ongoing accounting, legal and general corporate costs. As of December 31, 2021 the balance outstanding was C$233,299.

During the six months ended December 31, 2021 and 2020, the Company incurred C$300,665 and C$71,093, respectively in directors & officers consulting fees.

Debenture Sales

In February 2021, the Company issued convertible debt (the “Debentures”) for a total of C$865,263 (US$697,568) (the “Subscribed Amount”). The Debentures were sold at a discount of approximately 5% for proceeds of C$805,000 (US$648,984), net of a C$15,000 (US$12,093) cash commission.

Under the terms of the Agreement, the Subscribed Amount plus interest accrued, at a rate which should be the higher of (i) 12% per annum or (ii) Wall Street Prime Rate (currently approximately 3.3%) + 7%, is convertible, at the option of the Debenture holder, into common shares of the Company at a price that is the lesser of (i) C$1.25 per share or (ii) a 20% discount to the price of a Liquidity Transaction (defined below). The conversion feature expires (the “Expiry Date”) on the earlier of twenty-four months from execution, or the closing of a registered public offering (the “Liquidity Transaction”).

In the event of a default, interest accrues at the lesser of (i) 24% per annum or (ii) the maximum legally authorized rate. The Company has the right to repay the note prior to maturity at 110% of the then outstanding principal and interest. The Company must provide 30 days’ notice and the Lender shall have the right to convert prior to the 30-day notice expiration.

The remaining undiscounted principal balance outstanding of the Debentures as at June 30, 2021 was C$865,263 (US$ 697,568).

During November 2021 all debt holders exercised their conversion rights at a price of C$1.25 per common share.

Contractual Obligations commitments and contingencies

As of June 30, 2021 and 2020 we had C$236,402 (approximately US$190,585) and C$205,648, respectively, due to our parent company, Nova Minerals. This money was lent to us by Nova Minerals to fund our startup as well as ongoing accounting, legal and general corporate costs. This loan is non-interest bearing and with no fixed repayment date or terms.

The Company’s only undiscounted liabilities are accounts payable and accrued liabilities and amounts due to related parties, which are due within one year and as at June 30, 2021 totaled $541,767 (US$436,768) (June 30, 2020 – $217,948).

On December 2, 2020, the Company entered into a consulting agreement with its CEO, cancellable on three-months’ notice. As part of his remuneration package, the Company’s CEO is entitled to the following compensation:

●	US$15,000 signing fee;

●	US$10,000 retainer per month; and

●	240,000 Restricted Shares Units, to be awarded upon the achievement of the following targets:

o	50,000 Restricted Share Units (“performance Shares”) to be awarded on completion of a preliminary economic assessment of Thompson Brothers Lithium property;

o	70,000 Restricted Share Units to be awarded upon increasing the Thompson Brothers Lithium resource to above 12Mt lithium at or above 1% Li20 and at or above a cutoff grade of 0.4% Li20;

o	120,000 Restricted Share Units to be awarded upon successful IPO.

In January 2022, as part of the CEO’s compensation package, the Company issued the following RSU to its CEO:

●	70,000 Restricted Share Units awarded for increasing the Thompson Brothers Lithium resource to above 12Mt lithium at or above 1% Li20 and at or above a cutoff grade of 0.43% Li20;

●	120,000 Restricted Share Units awarded for successful completion of IPO; and

●	50,000 RSU units related to the completion of a preliminary economic assessment of Thompson Brothers Lithium property.

Except as indicated above, at June 30, 2021, and December 31, 2021, we did not have other long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our statements of financial position.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. Our cash and short-term investments include cash in readily available checking accounts and guaranteed investment certificates. These securities are not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate.

Foreign Currency Exchange Risk

The majority of our cash flows, financial assets and liabilities are denominated in Canadian dollars, which is our functional and reporting currency. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the Canadian dollar, primarily for capital expenditures, debt and various operating expenses such as salaries and professional fees. We also purchase property, plant and equipment in Canadian dollars. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

As of December 31, 2021, a 10.0% appreciation of the U.S. dollar against the Canadian dollar, from the exchange rate of C$1.2777 per US$1.00 as of December 31, 2021 to a rate of C$1.40547 per US$1.00, will result in an increase of approximately C$2,276,861 in our cash equivalent position. Conversely, a 10.0% depreciation of the U.S. dollar against the Canadian dollar, from the exchange rate of C$1.2777 per US$1.00 as of December 31, 2021 to a rate of C$1.14993 for $1.00, will result in a decrease of C$2,276,861 in our cash equivalent position.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Critical Accounting Policies

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with IFRS requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

(a) Foreign currency translation

The financial statements of the Company are prepared in its functional currency, determined on the basis of the primary economic environment in which the entity operates. Given that operations are in Canada, the presentation and functional currency of the Company is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the statements of loss and comprehensive loss for the period in which they arise.

(b) Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the consolidated entity’s normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in the consolidated entity’s normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

(c) Cash

Cash consist of cash on hand, and deposits held with banks.

(d) Exploration and evaluation assets

Title to exploration and evaluation assets including mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all its mineral properties and, to the best of its knowledge title to all its properties are in good standing.

The Company accounts for exploration and evaluation assets in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”). Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation are recognized and capitalized, in addition to the acquisition costs. These expenditures include but are not limited to acquiring licenses, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling and payments made to contractors and consultants in connection with the exploration and evaluation of the property. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Acquisition costs incurred in obtaining legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral properties. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of the estimated recoverable amount, are written off to the statement of loss and comprehensive loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered a mine under development. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

(e) Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

(f) Impairment of assets

At each reporting date, the Company reviews the carrying amounts of its assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than it carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the statement of loss and comprehensive loss.

(g) Impairment of non-financial assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

(h) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortised cost and are not discounted. The amounts are unsecured.

(i) Convertible debt

If convertible debt can be converted to equity at a fixed conversion rate at the option of the holder, the liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The conversion component is initially valued at fair value based on generally accepted valuation techniques, with the residual value of the convertible debt allocated to loan liability and warrant components. Subsequent to initial recognition, the liability component of a convertible debenture is measured at amortized cost using the effective interest method and accreted to face value over the term of the convertible debenture.

If convertible debt is convertible to equity at a variable conversion rate, where the quantity of shares or units into which the debt is convertible varies based on changes in variables affecting calculation of the conversion price, the value of the conversion component is first calculated and classified as a derivative liability, with the residual value allocated to the loan liability component, which is recognized as a liability and, where applicable, to warrants issued to debenture holders, which are recognized in reserves. Subsequent to initial recognition, the liability component of a convertible debenture is measured at amortized cost using the effective interest method and accreted to face value over the terms of the convertible debenture. The conversion component of the convertible debentures is remeasured to fair value at the end of each reporting period using the Black Scholes valuation model, with gains or losses on remeasurement recognized in income and loss.

Any difference between the proceeds (net of transaction costs) and the redemption value is recognized as an adjustment to accretion expense over the period of the borrowings using the effective interest method.

Convertible debt is classified as current liability unless the Company has an unconditional right to defer settlement of the liability, or a portion of the liability, for at least 12 months after the reporting date.

(j) Share capital

Common shares are classified as share capital. Costs directly attributable to the issue of common shares are recognized as a deduction from share capital, net of any tax effects.

(k) Warrants

Share purchase warrants are classified as a component of equity. Share purchase warrants issued along with shares in an equity unit financing are measured using the residual approach, whereby the fair value of the warrant is determined after deducting the fair value of the shares from the unit price less applicable financing costs. Share purchase warrants issued for broker/financing compensation, are recognized at the fair value using the Black-Scholes option pricing model at the date of issue. Share purchase warrants are initially recorded as a part of warrant reserves in equity at the recognized fair value. Upon exercise of the share purchase warrants the previously recognized fair value of the warrants exercised is reallocated to share capital from warrant reserves. The proceeds generated from the payment of the exercise price are also allocated to share capital.

(l) Flow-through shares

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the year is disclosed separately.

The issuance of flow-through common shares results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sales of such common shares being transferred to the purchasers of the shares. On the issuance of such shares, the Company bifurcates the flow-through shares into a flow-through share premium, equal to the estimated fair value of the premium that investors pay for the flow-through tax feature, which is recognized as a liability, and equity values of share capital and/or warrants. As the related exploration expenditures are incurred, the Company derecognizes the premium liability and recognizes the related recovery.

(m) Income taxes

Income tax reported in the statement of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes any adjustments to tax payable or recoverable with regards to previous periods.

Deferred income tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

(n) Financial instruments

The following are the Company’s accounting policies under IFRS 9:

Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. Such assets are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on both the business model within which such assets are held and the contractual cash flow characteristics of the financial asset unless, an accounting mismatch is being avoided.

Financial assets are derecognised when the rights to receive cash flows have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership. When there is no reasonable expectation of recovering part or all of a financial asset, it’s carrying value is written off.

Impairment of financial assets

The consolidated entity recognises a loss allowance for expected credit losses on financial assets which are either measured at amortised cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the consolidated entity’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset’s lifetime expected credit losses. The amount of expected credit loss recognised is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss.

Financial liabilities

Where the fair value option is taken for financial liabilities, the part of a fair value change relating to the Company’s own credit risk is recorded in other comprehensive income rather than in profit or loss, unless this creates an accounting mismatch. Financial liabilities are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

(o) Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. The diluted loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding on a diluted basis. The weighted average number of shares outstanding on a diluted basis takes into account the additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period.

(p) Comprehensive loss

Other comprehensive loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive loss comprises net loss and other comprehensive loss. Foreign currency translation differences arising on translation of foreign subsidiaries in functional currencies other than the reporting currency would also be included in other comprehensive loss.

(q) Changes in accounting policies

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases (“IFRS 16”) which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value.

The Company adopted IFRS 16 effective July 1, 2019. As the Company does not have any material lease agreements, the adoption of this standard did not materially impact the financial statements.

(r) Accounting standards issued but not yet effective

There are no accounting standards issued but not yet effective that are expected to have a material impact on the financial statements.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

We were incorporated in the Province of Manitoba, Canada under The Corporations Act (Manitoba) on May 25, 2018. We have three wholly owned subsidiaries, Snow Lake Exploration, Snow Lake Crowduck and Thompson Bros (formerly Manitoba Minerals Pty Ltd).

Snow Lake Exploration was incorporated by us on May 25, 2018 in Manitoba, Canada. Snow Lake Exploration is an operating company formed to conduct the exploration and development of mineral resources.

Snow Lake Crowduck was incorporated by us on May 25, 2018 in Manitoba, Canada. Snow Lake Crowduck is an asset holding company that holds all of the ownership interests in 122 mineral claims on the TBL property.

Thompson Bros was incorporated by our parent company, Nova, on May 11, 2016 under the name Manitoba Minerals Pty Ltd., or MMPL, in Melbourne, Australia. On March 8, 2019, we acquired all of the outstanding common shares of Thompson Bros from Nova by agreeing to exchange with Nova 47,999,900 of our common shares for all of the issued common shares of Thompson Bros. On July 14, 2019, we changed the name of MMPL to Thompson Bros. The claims held by Thompson Bros have been transferred to Snow Lake Crowduck. Thompson Bros has been deregistered in Australia and Manitoba.

Our Claims History

On April 21, 2016, an agreement between Strider Resources Ltd, or Strider Resources, and Ashburton Ventures Inc., or Ashburton Ventures (now known as Progressive Planet Solutions Inc., or PPSL), was entered into pursuant to which Ashburton Ventures acquired the right to earn up to a 100% interest in the TBL property then owned by Strider Resources and consisting, at that time, of the 20 claims, subject to a 2% net smelter royalty payable to Strider Resources, by meeting certain cash and share requirements to Strider Resources and certain expenditure requirements on the TBL property exploration project.

On September 26, 2016, Ashburton Ventures entered into an agreement with MMPL (now known as Thompson Bros) pursuant to which MMPL acquired the right to earn up to a 95% interest in the TBL property, subject to the 2% net smelter royalty payable to Strider Resources, by funding the option requirements of Ashburton Ventures in its agreement with Strider Resources of April 21, 2016. This agreement was amended on April 12, 2017, to reduce the maximum MMPL could earn to an 80% interest in the TBL property.

In the fall of 2016, to meet the expenditure requirements of the previously mentioned agreements, a modest program of prospecting and soil sampling was completed on the TBL property, followed by a five hole (1,007 m) drill program on the TBL property.

In March to April of 2018, Snow Lake Crowduck staked the 18 claims.

On November 14, 2018, PPSL entered into a separate agreement with us pursuant to which we agreed to purchase the remaining 20% interest in the TBL property from PPSL, subject to the 2% net smelter royalty payable to Strider Resources, in exchange for 2,400,000 (post consolidation) of our common shares. 300,000 (post consolidation) of these shares were issued to Strider Resources.

On November 15, 2018, an agreement among Strider Resources, PPSL and us was entered into to enable us to purchase of 100% of the TBL property from Strider Resources.

On March 8, 2019, as amended on April 1, 2019, we entered into an agreement with Nova and MMPL to purchase MMPL from Nova in exchange for 9,599,980 of our common shares.

On April 12, 2019 we fulfilled our contractual obligations with Strider Resources and exercised our option to acquire the 100% ownership interest in the TBL Property, subject to the 2% net smelter royalty payable to Strider Resources, 80% of which was in the name of MMPL at that time. In consideration of this acquisition, we issued 2,100,000 (post consolidation) of our common shares to PPSL and 300,000 (post consolidation) shares Strider Resources.

On February 11, 2020 we purchased from Thompson Bros (formerly MMPL) the 80% interest in the TBL property held by Thompson Bros. After this transaction, we owned 100% of the TBL property interest.

On February 25, 2020 we transferred our 100% interest in the TBL property to our wholly owned subsidiary, Snow Lake (Crowduck) Ltd. This interest remains subject to a 2% net smelter royalty payable to Strider Resources.

On May 22, 2020, we changed the recordation of the TBL property claims so that the entire TBL property made up of 38 claims covering 5596 hectares of land became registered in the name of Snow Lake (Crowduck) Ltd. Claim credits that we were entitled to were used to extend the expiry of all of the TBL property claims to 2023 and beyond.

From May 21, 2021 through June 9, 2021 an additional 22 claims covering 3,187 hectares of land were staked by Snow Lake (Crowduck) Ltd., bringing the total claim package to 60 claims covering 8,783 hectares. From December 2021 through January 2022 an additional 13,603.30 hectares of land were staked by Snow Lake (Crowduck) Ltd. The status of these claims is pending with the Manitoba Department of Agriculture and Resource Development and until the claims are deemed to be active by the Manitoba Department of Agriculture and Resource Development they could be cancelled, rejected or otherwise not become the property of Snow lake (Crowduck) Ltd. If all the new claims which were staked are successfully included in our claim package, the entire land package would total 122 claims covering 22,386.30 hectares.

To date, we have invested a limited amount of capital in the Thompson Brothers Lithium Project and historical drilling on the TBL property has been limited as well. To prove our lithium resource on the TBL property, we will need to engage in a drilling program that will require additional capital expenditure. We believe that the funds raised in our initial public offering provided us with the funds needed to complete our planned exploration drilling program, to generate the required data to prove our resources.

Our Corporate Structure

The chart below presents our corporate structure:

Thompson Bros (Lithium) Pty Ltd. has been deregistered in Australia and Manitoba.

INDUSTRY

Information included in this prospectus relating to our industry consists of estimates based on reports compiled by professional third-party organizations and analysts, data from external sources, our knowledge of the industry in which we operate, and our own calculations based on such information. While we have compiled, extracted, and reproduced industry data from external sources, including third-party, industry, or general publications, we have not independently verified the data. Similarly, while we believe our management estimates to be reasonable, they have not been verified by any independent sources. Forecasts and other forward-looking information with respect to industry and ranking are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

Market Overview

Mining accounts for a significant portion of Canada’s economy. Natural Resources Canada2 pegged domestic mineral production at C$47 billion (approximately US$37.89 billion) in 2018. Canada’s mining and exploration companies are also important players in the international mining industry. Manitoba hosts the historic Tanco mine, which sits atop the world-class Tanco lithium-cesium-tantalum deposit and is located at Bernic Lake. The Tanco pegmatite was first discovered in the 1920s and ultimately developed into a large deposit of spodumene, one of the primary minerals mined for its lithium content. While the Tanco mine first opened in 1969 as a tantalum operation, it was not until the 1980s that it began mining spodumene as a pyroceramic. In fact, one of the major uses of the Tanco spodumene was as an ingredient in Corningware cookware3.

Historically, the Tanco mine’s production focused on spodumene for industrial use with minimal focus on lithium production. With the advent and growth of lithium battery-powered cars, interest has developed in the Tanco mine region in the search for, and exploration of, lithium-rich spodumene deposits.

Lithium-bearing pegmatites occur across the Province of Manitoba including in areas such as Snow Lake, Red Sucker Lake, Gods Lake and Cross Lake, all hosting known pegmatite lithium deposits. The emergence of the Electronic vehicle, or EV, market has spurred investment and mining interest in Manitoba for lithium exploration activity with New Age Metals, Grid Metals, and Snow Lake’s neighbor Far Resources being a few of the mining companies exploring for lithium in Manitoba.

Lithium Production – Supply, Demand and Price Trends

Lithium prices almost tripled between mid-2015 and mid-2018 as the world’s fleet of electric vehicles hit 5 million and the auto industry began to become concerned regarding the supply of raw materials. As can be seen in the lithium spot price charts below, from mid-2018 through the beginning of 2021, lithium prices declined steadily. Recently, lithium prices have begun to rise again, we believe, reflecting an increase in demand for battery powered vehicles.

[2]	https://www.nrcan.gc.ca/our-natural-resources/minerals-mining/minerals-metals-facts/minerals-and-the-economy/20529

[3]	https://investingnews.com/daily/resource-investing/battery-metals-investing/lithium-investing/manitoba-a-little-known-source-of-lithium/

Source: Fastmarkets

In 2019, the world consumed approximately 315,000 tonnes of lithium carbonate equivalent, or LCE, a 21% increase from the 261,000 tonnes consumed in 2018, according to the December 2019 Resources and Energy Report on Lithium from the Australian government4. World lithium production is estimated to have grown to 470,000 tonnes in 2019, up 18% from 20185. In 2019, oversupply in the lithium market caused a significant pull back on price. At the end of 2018/beginning of 2019, Fastmarkets reported 99.5% lithium carbonate battery-grade spot prices, CIF China, Japan & Korea, of US$13,000-$15,000 per tonne6. In 2019, prices declined throughout the year. In June 2019, Fastmarkets reported 99.5% lithium carbonate battery-grade spot prices, CIF China, Japan & Korea, of US$11,000-$12,500 per tonne7, and by the end of December 2019, prices of US$8,000-$9,500 per tonne were reported8. The 99.5% lithium carbonate battery-grade spot prices for Europe and the U.S. were reported at US$10,000-$11,500 per tonne9.

Lithium prices plummeted in 2019, as a result of oversupply in the market and a slowdown in EV growth. This oversupply was attributed, primarily, to a number of new spodumene mines entering production in Australia. In China, in June 2019, the government cut subsidies for New Energy Vehicles, or NEVs, in half, by as much as 25,000 yuan (US$3,600) per vehicle10. Chinese NEV sales then began falling in July 2019 resulting in a reduction in NEV sales by 47% in October compared with the same month in the previous year11. These changes caused lithium consumers to hold back on purchases.

[4]	https://publications.industry.gov.au/publications/resourcesandenergyquarterlydecember2019/documents/Resources-and-Energy-Quarterly-December-2019-Lithium.pdf

[5]	Ibid

[6]	https://www.metalbulletin.com/Article/3851378/GLOBAL-LITHIUM-WRAP-Chinese-lithium-prices-stable-ahead-of-year-end- other-regional-markets-flat.html

[7]	https://seekingalpha.com/article/4272099-lithium-miners-news-month-june-2019

[8]	https://www.metalbulletin.com/Article/3914427/GLOBAL-LITHIUM-WRAP-Lunar-New-Year-production-logistics-halts-slow- Asian-market-activity.html

[9]	Ibid

[10]	https://www.cnbc.com/2019/06/19/china-subsidy-cuts-for-electric-carmakers-could-lead-to-consolidation.html and https://www.bloomberg.com/news/articles/2019-11-08/china-is-considering-cutting-electric-car-subsidies-again

[11]	https://stockhead.com.au/resources/tim-treadgold-lithium-stocks-close-to-the-bottom-its-time-to-revisit-a-sold-down-sector/

As lithium prices declined, high cost, marginal producers began to cut production and halt expansion plans. For example, in August 2019, Albemarle Corporation announced it would delay construction plans for approximately 125,000 tonnes of additional lithium processing capacity due to the effect of oversupply on lithium prices12. Pilbara Minerals postponed stage two and three expansion plans at its Pilgangoora lithium-tantalum project in Western Australia that were projected to result in the production of an additional 7.5 million tonnes of lithium ore a year13.

In November 2019, Albemarle and Mineral Resources put their Wodgina project into care and maintenance indefinitely14. Albemarle indicated that the Wodgina mine would remain idle until demand for spodumene warranted a re-start15. Nemaska Lithium suspended operations in October 2019 at its Whabouchi lithium mine and applied for creditor protection in December 2019, thus removing planned production of 37,000 tonnes of LiOH and 205,000 tonnes of lithium concentrate from the market16. In In 2020, the outlook for lithium pricing continued to be bearish with commentators such as Morgan Stanley expecting lithium prices to fall further or to at least be stable in 2021 and 202217. January 2020, Galaxy Resources announced that in response to market conditions, it had reviewed operations at Mount Cattlin facility, resulting in a reduction in operations by approximately 60%18.

We expect that the reduction in lithium production from the cutbacks referenced above will work through the lithium supply chain resulting in a reduction in lithium stockpile levels and an increase in lithium pricing and demand.

The chart below shows the 2019 percentage breakdown of lithium demand by category of use.

Source: Roskill19

As can be seen in this chart, in 2019, rechargeable batteries accounted for 54% of total lithium demand, consisting almost entirely of Li-ion battery technology. Though the rise of hybrid and electric vehicle sales leading up to 2020 brought expectations of increased demand for lithium compounds, falling EV sales in the second half of 2019 in China, the largest market for EVs, and a global reduction in EV sales in 2020, caused by the onset of the COVID-19 pandemic and related lockdowns, halted lithium demand growth, impacting demand from both battery and industrial applications. Countering this 2019 and early 2020 decrease in lithium demand, James Jeary of CRU Group noted that “The main surprise in the lithium market this year [2020] was on the demand side,” he told INN20 during a January 2021 interview. “EV sales were hugely resilient, particularly in Europe. Even in China, the recovery of sales in H2 after a sluggish H1 has been very strong.”

[12]	https://uk.reuters.com/article/us-albemarle-results/albemarle-to-delay-construction-plans-for-125000-tonnes-of-lithium- processing-idUKKCN1UY1QS

[13]	https://www.asx.com.au/asxpdf/20190501/pdf/444qxyxr97r2h0.pdf

[14]	https://www.afr.com/companies/mining/minres-reaps-us1-3-billion-for-stake-in-mothballed-lithium-mine-20191101-p536h2

[15]	Ibid.

[16]	https://www.nemaskalithium.com/en/investors/press-releases/2019/53f0e3be-0d29-475e-b37f-7090e58ede31/

[17]	https://www.spglobal.com/platts/en/market-insights/latest-news/metals/110819-lithium-producers-paint-gloomy-picture-for-2020

[18]	https://www.reuters.com/article/galaxy-rsrcs-output/australias-galaxy-resources-to-slash-output-at-flagship-lithium-mine-in- 2020-idUSL4N29S077

[19]	https://roskill.com/market-report/lithium/

[20]	https://investingnews.com/daily/resource-investing/battery-metals-investing/lithium-investing/lithium-outlook/

Increasing Lithium Demand

According to FastMarkets.com (see table above), demand for battery grade lithium is now expected to almost triple by 2025 to more than 850 thousand metric tonnes. The recent decline and cutbacks in upstream investment, however, could result in the market undersupply during the next few years. We believe that it is clear that investment needs to be made in lithium mining now to meet the upcoming expected increase in demand. Fastmarkets predicts the need for 16 new lithium mines of average size to go online prior to 2025. Roskill maintains the view that future refined lithium supply will remain tight, with a period of sustained supply deficit in the mid-2020s21 It is our understanding that further additions to lithium production capacity for mined and refined lithium products will be required to keep pace with demand growth, led by battery applications.

Demand for lithium is increasing outside of the EV market. According to the India Brand Equity Foundation22, electronics manufacturing is expected to grow at an annual rate of 30% between 2020 to 2025. Lithium primary cell batteries are central units in many consumer electronics goods. Major manufacturers in the primary battery market include Hitachi Maxell, Ultralife, Energizer, FDK Corporation, Tadiran, Vitzrocell, EVE Energy, Panasonic, SAFT, Varta, Duracell, EnerSys Ltd., Gp Batteries, Excell Battery Co., and Bren-tronics. The global lithium primary batteries market is expected to grow from $11.28 Billion in 2020 to $12.24 Billion in 2021 at a compound annual growth rate (CAGR) of 8.5%.23 The table below shows the expected growth of the consumer electronics lithium battery market in USD billions from 2020 to 202524.

The expectation of strong demand growth in the lithium market and related higher raw material prices has led some market participants to look at the economic viability of recycling to solve the projected lithium supply shortage. The table below presents a projection of the compound annual growth rate for the value of raw materials present in Li-ion batteries available for recycling.

[21]	https://menafn.com/1101724172/Lithium-Primary-Batteries-Industry-Driven-By-Increasing-Demand-For-Consumer-Electronics

[22]	https://menafn.com/1101724172/Lithium-Primary-Batteries-Industry-Driven-By-Increasing-Demand-For-Consumer-Electronics

[23]	https://menafn.com/1101724172/Lithium-Primary-Batteries-Industry-Driven-By-Increasing-Demand-For-Consumer-Electronics

[24]	https://menafn.com/1101724172/Lithium-Primary-Batteries-Industry-Driven-By-Increasing-Demand-For-Consumer-Electronics

Source: Engineering.com25

Roskill’s longer term scenarios show strong growth for lithium demand over the coming decade; Roskill forecasts demand to exceed 1.0Mt LCE in 2027, with growth in excess of 18% per year to 203026.

We believe that the long-term outlook for lithium products remains strong. In research by Signumbox published in April 2019 and commissioned by Deutsche Lithium for their feasibility study, SignumBox indicated that it anticipated a global annual demand for lithium chemicals to reach approximately 1,700,000 tonnes of LCE by 2037, equating to an average annual growth rate of approximately 11.5% over the next 20 years27. A key theme at the Fastmarkets’ 11th Lithium Supply and Markets Conference (June 11, 2019) was that global lithium demand could outpace supply in the coming years, with the number of new projects expected to fall short of expected production amid doubts on capital availability and low lithium prices28.

Key Market Growth Drivers - EVs

Although Lithium has multiple industrial and consumer electronics applications, the most prominent application is battery production. Future lithium demand is heavily linked to future EV production. We believe that a robust U.S. climate change policy agenda that includes plans to facilitate the ramping up of EV production and government-mandated targets for EV market penetration is a positive catalyst for further growth in lithium demand.

As can be seen in the chart on page 50 above, the leading driver for the growth in lithium consumption has been battery production. Future lithium demand is heavily linked to future EV production. The majority of lithium production and downstream EV battery supply is currently based in China. We believe that with governments seeking to prevent supply line bottlenecks and shortages due to geopolitical or other factors, there will be increasing demand for local, i.e., U.S. and Canadian, lithium production. We also believe that climate change policy agendas as well as government mandated targets for EV market penetration will be positive catalysts for a growth in lithium demand over the coming years.

[25]	https://www.engineering.com/story/the-whos-who-of-lithium-ion-battery-recycling

[26]	https://www.greencarcongress.com/2020/11/20201125-roskill.html

[27]	http://www.deutschelithium.de/wp-content/uploads/2019/06/NI43-101-Zinnwald_Feasibility-Study_Summary.pdf

[28]	https://www.indmin.com/Article/3878594/LITHIUM-CONF-Lithium-demand-could-outpace-supply-due-to-low-prices-few-projects.html

Due to serious issues surrounding global warming, we believe that it has become imperative to implement energy transformation. The Paris Agreement between counties around the world is an effort to collaborate on this transformation. It is estimated that to maintain the global temperature rise within 1.5 degrees, the consumption of electric energy as a renewable energy source will rise from 24 percent to 86 percent by 205029.This means that the EV industry should flourish in the coming years. Countries around the world have already formulated plans to support this change. For example, Japan and Germany have set plans to ban gas operated vehicles by the year 2050. It is estimated that global sales of new energy-efficient passenger vehicles are expected to reach 12 million in 2025, and the compound growth rate will reach 32.5% from 2019 to 2025. By 2030, the number of EVs on the road is expected to rise to 125 million30.

Annual global EV sales by market. (Source: Bloomberg New Energy Finance.)

[29]	https://www.engineering.com/story/the-whos-who-of-lithium-ion-battery-recycling

[30]	Ibid.

Government Growth Drivers for the Lithium Battery Market

The primary drivers of this forecasted growth in EV sales, as demonstrated in the table below, are expected to be government policies (particularly in China), new regulations (particularly in Europe), and steadily increasing consumer adoption, as evidenced by a wider availability of EV models being produced by original equipment manufacturers, or OEMs.

Source: Livant IPO filing31

Governments have instituted incentives and other subsidies to support the development of EVs by automotive OEMs and to increase consumer adoption of EVs.

After entering commercial markets in the first half of the last decade, electric car sales have soared. Only about 17,000 electric cars were on the world’s roads in 2010. By 2019, that number had grown to 7.2 million EVs, 47% of which were in China. 32 The Chinese government has declared that the electric vehicle industry is of strategic importance over the long term. The “new energy” vehicle industry is one of ten industries targeted as a key effort to further the Chinese government’s “Made in China” initiative by 2025. In addition to China, several other countries have also announced plans to phase out and eventually replace internal combustion engine, or ICE, vehicles with EV models. Countries such as France, Norway, and the UK have all set dates for these bans, with Norway’s being the most aggressive, as all new car sales in Norway must be zero emissions (battery EV or fuel cell) by 2025.33

[31]	https://www.sec.gov/Archives/edgar/data/1742924/000119312518258208/d603292ds1.htm

[32]	https://www.iea.org/reports/global-ev-outlook-2020

[33]	https://www.forbes.com/sites/pikeresearch/2020/11/04/ice-bans-begin-to-take-shape-in-the-us/?sh=52a3b5273e17

To meet these target dates, governments will need to provide assistance to the EV industry, in general, and to the lithium mining sector, in particular, by supportive actions such as removing red tape for new mining projects. Some projects are already seeing such support as American Lithium announced receipt in March 2021 of a grant to support the development of a lithium hydroxide plant in Nevada34. E3 Metals Corp, an Alberta, Canada based lithium exploration company, announced a Canadian federal government grant for expanded lithium extraction technology research with the University of Alberta.35

We believe the growth in the EV market worldwide has been aided by various incentive programs extended by the national governments to both automakers and consumers. In the graphic below, for example, government of Singapore is advertising their program to encourage EV adoption by offering incentives to consumers.

In September 2017, China issued a New Energy Vehicles (including BEVs and PHEVs) credit mandate, which became effective in 2019, and in 2018, the Chinese government adjusted its subsidy policy to favor BEVs that offer longer driving ranges. Additionally, federal tax credit incentives in the United States of up to $7,500 have also been made available for persons buying certain hybrid and all-electric cars.36

[34]	https://thedeepdive.ca/american-lithium-receives-us-government-grant-for-lithium-processing-plant.

[35]	https://www.juniorminingnetwork.com/junior-miner-news/press-releases/2147-tsx-venture/etmc/44999-e3-metals-receives-federal-government-grant-for-expanded-lithium-extraction-technology-research-with-the-university-of-alberta.html

[36]	https://electrek.co/2021/03/03/which-electric-vehicles-still-qualify-for-us-federal-tax-credit/

In response to the changing government policies and incentives favoring EVs, various OEMs have announced plans to expand EV production lines in the future. The chart below summarizes EV production plans from many major OEMs.

Source: Livant IPO filing37

In addition to expanding their offering of EV models, automotive OEMs are focused on improving total energy density and reducing weight in batteries to increase the driving range of EVs. To achieve these improvements, EV battery manufacturers are increasingly using high nickel content cathode materials that contain less cobalt and more nickel, while the lithium content remains largely unchanged.

High nickel content cathode technologies include lithium nickel-cobalt-aluminum oxide, or NCA, and lithium nickel-manganese-cobalt oxide containing 80% nickel, or NMC 811. NCA cathodes are already used in leading EV models, and automotive OEMs’ roadmaps for new EV models indicate an increasing transition to NMC 811 style batteries. Due to the underlying chemistry, battery-grade lithium hydroxide, the type of lithium we expect to mine, is required in the manufacturing of high nickel content cathode material, whereas lithium carbonate, produced from lithium brine, is used in lower energy density EV battery applications.

[37]	Ibid.

Ideal Location

The Thompson Brothers Lithium Project is ideally located in North America’s “Auto Alley.” With the Hudson Bay Railway having a railhead 30 km from our project, the TBL property has access to means of transportation to bring our lithium product north to the Port of Churchill, for shipment to Europe, or South to Auto Alley. The map below shows the extended reach of CN’s rail lines into the US Auto Alley.

Additionally, Manitoba is a green province, with 97%38 of electricity derived from renewable sources. This offers the potential to have a nearly net zero mine and production plant producing renewable products.

CN’s network of rail lines. Source: CN website

If one compares the map above to the map of the North American auto industry below, it can be seen that Snow Lake’s Thompson Brothers Lithium Project is strategically situated to access and address this market.

U.S “AutoAlley”.

Source: Global Infrastructure Connectivity Alliance39

[38]	https://www.hydro.mb.ca/your_home/electric_vehicles/

[39]	https://www.gica.global/initiative/north-americas-super-corridor-coalition-nasco

The maps below present a more detailed depiction of the location of U.S. automotive plants, primarily in the “Auto Alley.”

Source: MarkLines – Automotive Industry Portal

bUSINESS

Overview

We are an emerging lithium chemicals and exploration company focused on the development of our 100% owned Thompson Brothers Lithium property, or the TBL property, in the historic and preeminent mining center of Snow Lake, Manitoba, Canada. Our goal is to become a strategic supplier of battery-grade lithium hydroxide to the growing electric vehicle battery and battery storage markets. Our primary asset is the TBL property, which consists of 38 contiguous mining claims located 20 km from Snow Lake, Manitoba. To capitalize on the fast-growing lithium market, our main focus is to monetize the resources and reserves held in the TBL property. This property has an S-K 1300 compliant indicated and inferred mineral resource estimate of approximately 11.1 million tonnes of lithium bearing ore consisting of an Indicated Resource of 9,082,600 tonnes of lithium bearing ore grading 1.00% Li2O, for 91,200 Li2O tonnes, and an Inferred Resource of 1,967,900 tonnes of lithium bearing ore grading 0.98% Li2O, for 19,300 Li2O tonnes.

The Thompson Bros Lithium Project is ideally located in the Province of Manitoba, Canada, where 97% of the electrical energy supply is from hydro- electric renewable sources. The region of Snow Lake, where the TBL Property is situated, is mining friendly, and the Hudson Bay Railway runs within 30km of the TBL property. The Hudson Bay rail runs north to the Port of Churchill which supplies access to Europe by ship, or south to the EV manufacturing markets in Michigan and the southern US. we intend to be the first producer of battery grade lithium in North America using fully renewable sources of energy to power all of our future mining operations. Our belief is that investors and customers will demand ethically mined commodities created through the use of renewable energy sources enabling the ecologically friendly development of the electric vehicle market as a viable alternative to ICE powered vehicles. We intend to be a leader in these efforts and our TBL property’s location provides for that unique opportunity.

We are in the process of exploring our TBL property expecting that following a planned two-phase exploration program we will be in a position to move towards the development of our mineral resources, and, ultimately to the establishing of commercial operations. We are planning to complete a preliminary feasibility study, or PFS, which will be used to seek additional funding for the development of the TBL property. The studies will review the test work, process design, vendor furnished equipment packages and other mine development requirements as well as cost estimates for the possible development of a commercial spodumene floatation plant. In addition, the studies will examine permitting and potential environmental issues for the proposed floatation plant locations as well as operational expenditures and capital expenditures, which will be inputted into a general economic model.

We engage in our exploration of lithium mineral resources through two subsidiaries: Snow Lake Exploration and Snow Lake Crowduck. Snow Lake Exploration is our operating company and Snow Lake Crowduck is our asset holding company. The TBL property is located in north central Manitoba, measuring about 15 km by 6 km, comprises 122 mineral claims covering 22,386.30 hectares (approximately 55,318 acres) and straddles Crowduck Bay at the northeastern end of Lake Wekusko.

Our Exploration Target – Thompson Brothers Lithium Project – Indicated and Inferred Resources

On June 3, 2021, our parent company, Nova Minerals, announced the existence of an S-K 1300 compliant indicated and inferred lithium mineral resource at our Thompson Brothers Lithium Project in central Manitoba, Canada. The main features of this resource, as reflected in the table below, can be characterized as follows:

●	An S-K 1300 compliant indicated and inferred mineral resource estimate of approximately 11.1 million tonnes of lithium bearing ore consisting of an Indicated Resource of 9,082,600 tonnes of lithium bearing ore grading 1.00% Li2O, for 91,200 Li2O tonnes, and an Inferred Resource of 1,967,900 tonnes of lithium bearing ore grading 0.98% Li2O, for 19,300 Li2O tonnes.

●	The indicated and inferred resource is entirely from a single high grade lithium bearing spodumene pegmatite dyke partially outcropping at surface.

●	The indicated and inferred resource covers less than 1% of the TBL property area.

We note that the ranges of potential tonnage and grade (or quality) of the lithium resource at our Thompson Brothers Lithium Project are conceptual in nature. We have conducted insufficient exploration of our Thompson Brothers Lithium Project to estimate a mineral resource (i.e., a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction), and it is uncertain whether further exploration will result in the estimation of a mineral resource. Our Thompson Brothers Lithium Project exploration target, therefore, does not represent, and should not be construed to be, an estimate of a mineral resource or a mineral reserve.

Thompson Brothers Project Indicated and Inferred Resource

Cut-Off 0.3 Li2O%	Tonnes (t)	Grade Li2O%	Li2O tonnes
Indicated	9,082,600	1.00	91,200
Inferred	1,967,900	0.98	19,300

Our lithium resource is comprised entirely from one spodumene pegmatite dyke (the TB1 Dyke) as defined by our 2017/2018 drill programs with approximately 4,800 meters drilled during that period. This main dyke is close to additional lithium bearing mineralization that is as yet undefined and does not comprise part of the existing resource. The resource remains open at depth and along strike in both the north and south directions which will be among targets for the next phase of drilling.

Estimation was conducted only within the mineralized pegmatite with internal and external waste excluded as identified by hard boundaries. Interpretation occurred on a two dimensional sectional basis then combined to form a three dimensional volume model of the in-situ pegmatite dyke. No waste material in the host country rock was estimated.

The resource was estimated using Micromine software with an inverse distance squared interpolation method due to insufficient data available to suit variography and kriging.

The resultant resource is classified as containing both indicated and inferred resource in accordance with S-K 1300 when taking into consideration, data density, deposit geometry, likely extensions and possible interpretation alternatives. A sufficient number of holes required to provide more than an indicated category confidence in the Thompson Bros resource have not been drilled. We have not completed any economic modelling or reporting and, therefore, the available, historical drilling information is considered early stage, and the risk of the failure of additional drilling to provide confirmation of our indicated and inferred resource is great. To date, a limited amount of capital has been invested in the Thompson Brothers Lithium Project and the future success of the project will rely heavily on the availability of additional capital which may not be available to us on favorable terms, if at all. Future capital investment in us may result in dilution of your investment in our ordinary shares and a failure to confirm our resource may result in a failure of our business and the complete loss of your investment.

Geology and Interpretation

The dyke in the Thompson Brothers Project has been modelled as an intrusion into a pebble metaconglomerate/greywacke group of host sediments. The dyke has been interpreted as sub vertical, dipping between 2.5° – 8.5° towards 130° azimuth. The strike of the body has minor variations around a general trend azimuth of 040° and an interpreted plunge of 5° to the north based on visual trends seen from the assays. The dyke carries both mineralized and unmineralized pegmatite as identified by the presence of spodumene as the lithium bearing mineral. Spodumene is considered the most important lithium ore mineral due to its high lithium content. Only the lithium bearing pegmatite has been modelled in this instance which extends for a total length of 1,012 m ranging in true thickness from a maximum of 18 m to a minimum of 1.8 m however, mineralization has not been closed off either at depth or to the north or south of the drilled area.

The dyke is generally orientated between 20° and 40° offset from the apparent foliation in the surrounding country rock and there is outcropping evidence of additional mineralized and unmineralized pegmatite in the area that is yet to be defined in terms of size and or orientation.

Drilling

All holes were drilled with diamond providing NQ sized core. The total number of meters drilled during our 2017/2018 exploration program was 4804.92 m from 24 holes with a maximum depth of 371 m. Holes were drilled at varying angles to allow multiple intersections and multiple holes to be drilled from single drill locations to minimize earthworks and clearing.

Sampling

Core was logged by professional consulting geologists and sampled on a geological basis. Sample lengths were typically 1 m intervals but some samples were as small as 0.14 m or as large as 1.75 m. Core was halved with a diamond saw and placed into plastic sample bags for delivery to SRC Geoanalytical Laboratories in Saskatoon, Canada for sample preparation and analysis. QA/QC sampling consisted of the regular insertion of blanks, reject duplicates, and Certified Reference Standards within each 20 sample batch.

Sample Analysis

Core samples were crushed to better than 70% -2 mm and a 1 kg split was pulverized to better than 85% passing 75μm. All samples were analyzed using SRC procedure code ICP1 using total and partial digestions and ICP analysis. SRC uses Internal QA/QC procedures to monitor the accuracy and precision of their work.

Estimation Methodology

Estimation was conducted in Micromine software with parent cell dimensions of 1 m across strike, 25 m along strike and 5 m vertically to account for the vertically dipping narrow mineralization geometry and the sparse data availability nominally around 110 m vertically between intercepts and 100 m horizontally along strike. Sub-celling was used along the deposit margins to honor the interpreted wireframes. Deposit orientations were measured manually on screen and assigned within the estimation parameters.

Samples were composited to 1 m length weighted intervals with any residual added to the end of the intersection. No high grade cuts were deemed necessary due to the lack of any significant outliers although a 0.5% Li2O grade was used as a minimum basis for interpretation.

Li2O was estimated using an orientated inverse distance squared method along with discretization of 2x2x2 to avoid overly localized estimates. The model was interpolated with a single mineralization domain but conducted systematically due to minor variation in structural orientations within the dyke. The primary search ellipse radius used 120 m along strike, 2 m across strike and 120 m vertically oriented to the azimuth, dip and plunge of the respective structural orientations identified. A secondary search of 240 m x 8 m x 240 m was used to fill any remaining empty cells after the primary search.

A density factor of 2.75t/m3 was used for reporting of tonnes based on documented averages for pegmatite globally and a recent resource report from FAR Resources for their Zoro Lithium project located approximately 3km west of the TBL property.

Both statistical and visual validation methods were conducted prior to final reporting.

Cut-off Grades

CIM Definition Standards for a Mineral Resource as a “concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality that there are reasonable prospect for eventual economic extraction.” In our case, a cut-off grade of 0.3% Li2O was used for resource reporting. This 0.3% Li2O cut-off grade was used to measure our resources as, according to our S-K 1300 Report, that is a reasonable grade necessary to cover estimated production costs in accordance with the following criteria (in US dollars):

6% Li2O Concentrate Price	$600 / per tonne
Mining Cost/ton	$20
Extraction Recovery	80%
Processing Cost/tonne	$32 – to 6% Li2O
Concentrate Haulage/ton	$88

Classification

The resource is classified entirely as a combination of indicated and inferred in accordance with the S-K 1300 when taking into consideration, data density, deposit geometry, likely extensions and possible interpretation alternatives.

Other Modifying Factors

A preliminary metallurgical test was conducted to determine possible concentrate grade recoverable from the Thompson Bros deposit. The test returned a concentrate grade of 6.37% Li2O from a composite sample of 1.4% Li2O indicating the potential to make a commercial product from the Thompson Bros pegmatite. No engineering studies have been conducted however, given the sub vertical nature of the deposit, underground mining is anticipated to be the method of extraction.

Location and Description of TBL Property

The TBL property is located in north central Manitoba, approximately 20 km (12.4 miles)_east of the mining community of Snow Lake.

The TBL property comprises 122 contiguous mineral claims covering 22,386.30 hectares (approximately 55,318 acres) and is nearly four times the size of Manhattan. It straddles Crowduck Bay at the northeastern end of Lake Wekusko. The property is centered on UTM coordinates 455,000 E 6,080,000 N (NAD83, Zone 14) and lies within the National Topographic System map sheet 63JSE13. The map below shows an outline of our claims area as well as a proposed pipeline route to the nearest rail road junction.

Runway
Power Line
Railway
Highway
Snow Lake Trail
Proposed All-Weather Road
Buzz Winter Road
Snow Lake Lithium Property
Snow Lake
Arctic Gateway
440000
450000
460000
470000
480000
6100000
6090000
6080000
6070000
6060000
6050000
6040000
0
2.5
5
7.5
10 km
SNOW LAKE
LITHIUM

Snow Lake is located some 684 km north of Winnipeg, a 7-hour (700 km) drive on well maintained, paved roadways. Daily flights are available from Winnipeg to both Flin Flon and Thompson. Flin Flon is a 2 hour (200 km) drive west on paved highway to Snow Lake. Thompson is a 2.5 hour (260 km) drive northeast from Snow Lake on paved highway.

The TBL property is located in the Churchill geological province at the eastern end of the Flin Flon Belt. The Flin Flon Belt (1.92-1.88 Ga) is one of the largest Proterozoic volcanic-hosted massive sulphide districts in the world. The east-trending Flin Flon Volcanic Belt (230 X 50 km) is interpreted to be remnant of a Paleoproterozoic orogenic mountain belt which developed as new ocean basin and arc crust interacted with Archean rocks of the Hearne and Superior cratonnes along complex convergent plate boundaries.

The TBL property is bisected by the regional Crowduck Bay Fault. The rocks on the eastern side of this fault consist of folded Missi Group sandstones (greywackes) and conglomerates, part of the Eastern Missi Block. To the west, across the fault, the property is underlain by plutonic rocks intruding turbidites of the Burntwood Group, part of the Wekusko Lake Block.

There are two main clusters of spodumene-bearing pegmatite dykes on the property known as the Thompson Brothers and Sherritt Gordon lithium pegmatites. These dyke clusters occur on either side of the Crowduck Bay Fault. The dykes are all tabular in form, but each cluster has a distinct orientation. Additional north-northeast trending pegmatite dykes have been mapped along the Crowduck Bay Fault corridor towards the north.

Thompson Brothers Lithium Pegmatites

The Thompson Brothers dykes are located on the east shore of Grass River linking Wekusko Lake with Crowduck Bay. Here, three mineralized dykes, the TB-1, 2 and 3, intrude Missi Group pebble to cobble conglomerates and greywackes. The Thompson Brothers dykes were drilled by Thompson Brothers in 2017 and 2018.

Dyke TB-1 strikes 040° and dips about 85o SE. The Thompson Brothers deposit has been drill tested over a 1Km strike and to a vertical depth of 1/2 Km. The deposit averages 7 to 10m in true width. The mineralized dyke remains open to depth and along strike. Dyke TB-2 occurs to the north of TB-1 has been traced for about 400 m along strike. Based on limited drilling, dyke TB-2 is up to 2.8 m thick and its orientation is interpreted to be sub-parallel to dyke TB-1. Dyke TB-2 could represent the faulted northern extension of dyke TB-1 or an en-echelon, dilational structure. Dyke TB-2 remains open along strike to the north and to depth. Dyke TB-3 is located about 250 m to the northwest of dykes TB-1 and 2. TB-3 has been traced for about 150 m along strike. The TB-3 pegmatite is up to 2.0 m thick, strikes 040° and dips about 080° towards the northwest. In general, the Thompson Brothers dykes appear concordant with the northeast-trending foliation and strata.

Sherritt Gordon Lithium Pegmatites

On April 10, 2018, we announced the discovery of a second pegmatite cluster on the TBL property. As part of our compilation of historical data, our consulting geologists discovered details on a cluster of spodumene-bearing pegmatite dykes located about 2 km southwest of the recently drilled Thompson Brothers pegmatite. This cluster, known as the Sherritt Gordon pegmatites, intrudes the outermost quartz diorite phase of the Rex Lake Pluton and was traced about 600 m along strike by Sherritt Gordon Mines Limited in the 1940s. Dyke SG-1 ranges from 1.5 to 5 m in width and dips 80o to the southwest. Dyke SG-2 is thinner and located about 70 m to the northeast of SG-1 and dips 50o – 70o southwest.

The Sherritt Gordon, or SG, dykes intrude the outermost quart diorite phase of the compositional zoned Rex Lake Pluton on the west side of the Grassy River narrows. Both dykes display some pinch and swell structures along strike, as well as slight changes in strike. Dyke SG-1 has been traced for about 500 meters, striking 1200 and dipping 800 to the southwest. Dyke SG-1 ranges from 10 cm to 5 meters in width and splits into 3 thinner subparallel dykes at its southeastern end. Dyke SG-2 has been traced for almost 400 m, striking parallel to SG-1 at about 70 m towards the east. The dyke dips 500-700 to the southwest and its width varies between 1.5 cm and 4 meters. The SG-1 pegmatite has been drill tested to a depth of 50 meters and remains open. If both dykes continue to depth, they could merge or intersect at a depth of about 160 meters.

A third outcropping pegmatite dyke (Grassy River pegmatite) is located about 150 meters south of the SG dykes. Here, three spodumene bearing outcrops have been mapped more than a 150 m strike length, trending east.

History of TBL Property and Exploration Status

No records documenting the original discovery of lithium enriched pegmatite dykes on the TBL property have been located. Since the early 1940s various portions of the current TBL property have been explored by several companies. Certain target areas on the TBL property have been known as the “Sherritt Gordon Property,” the “Violet Property” and the “Strider Lithium Property.” The TBL property has recently been renamed to acknowledge the contribution of the Thompson brothers who worked the TBL property early in its history.

The highlights of the exploration history are summarized as follows:

In 1942, Sherritt Gordon Mines drilled and cored 20 holes (632 meters), testing one of 2 spodumene bearing pegmatite dykes on the east side of the narrows linking Wekusko Lake to Crowduck Bay. These dykes were originally staked in 1931 by Peer Kobar.

In 1956, Combined Developments Ltd. explored parts of the property. The area was prospected, mapped and 26 cored drill holes were completed on the TB-1 pegmatite (2,356 meters).

From 1976 until 1987, the Thompson brothers explored part of the property. They completed several trenches and sampling. In 1978, they cored their first drill hole to a depth of 28.2 meters in 1979, hole #1 was deepened to 58.6 meters. In 1981, the Thompson brothers cored their second drill hole. Hole #2 was drilled to a depth of 61 meters.

In 1989, Lakefield Research metallurgical test work produced a spodumene concentrate from a sample taken from a trench on claim ADD 13. The assay head grade of the rock sample was 2.93% Li2O. The resulting concentrate was 5.19% Li2O.

In 1995, minor trenching and sampling of the TB-1 dyke was completed by Strider Resources. In 1996, a 1,600-meter by 400-meter grid was cut by Strider Resources with lines spaced at 50 meter intervals. In 1997, a three-hole drill program, totaling 930 meters, was completed.

In April 2016, Ashburton Ventures (now known as Progressive Planet Solutions Inc.) optioned the TBL property, at that time consisting of the 20 claims, from Strider Resources and entered into an option financing agreement with Thompson Bros (then known as Manitoba Minerals PTY Ltd.), at that time Nova Minerals’s wholly-owned subsidiary. Through financing provided by MMPL, parts of the property were prospected, and an attempt was made to locate the historical drill holes. Nine surface samples of pegmatite were assayed. In the fall of 2016, a modest program of prospecting and soil sampling was completed. In the winter of 2017, five drill holes targeting the TB-1 pegmatite totaling 1,007 meters were cored.

In March and April 2018, Snow Lake Crowduck staked an additional 18 mineral claims (3,319 hectares, approximately 8,201.43 acres) contiguous with the original TBL property (20 claims, 2,277 hectares, approximately 5626.59 acres).

During the winter of 2018, Thompson Bros (then MMPL) cored 19 drill holes totaling 3,798 meters focusing on the Thompson brothers pegmatite cluster. Drill sections and plans were prepared, and interpretations of the geology and mineralization were completed. A project data base was created and a model for the deposit has been developed.

In July 2021, we completed an S-K 1300 compliant resource estimate of an Indicated Resource of 9,082,600 tonnes of lithium bearing ore grading 1.00% Li2O, for 91,200 Li2O tonnes, and an Inferred Resource of 1,967,900 tonnes of lithium bearing ore grading 0.98% Li2O, for 19,300 Li2O tonnes. This S-K 1300 Report was prepared by Canmine Consultants and Nuterra Geoscience, each of whom served as Qualified Persons as that term is defined in S-K 1300. This estimate was prepared taking into consideration data density, deposit geometry, likely extensions and interpretive alternatives. A density factor of 2.70 t/m3 was used. Surpac version 6.4.1 was the software used to create the geological model and to estimate the resources. We intend to proceed with a two-phase exploration program on the TBL property including the completion of a PFS.

Historical Mineral Processing and Metallurgical Testing

The Saskatchewan Research Council (SRC) completed a preliminary metallurgical testing program on the Thompson Brother Lithium Project (Xia, L. and Adeoye, A., 2018). The primary objective of this preliminary testing program was to produce a spodumene concentrate with +6.0 % Li2O.

Test work was completed on a 55 kg composite sample of 67 individual assay reject samples crushed to -2.0 mm (10 mesh) received from SRC Geoanalytical Laboratories. All of the 67 individual assay rejects were combined and homogenized to create a composite feed sample. A head assay sample was taken from the homogenized composite sample for ICP analysis. The ICP analysis OLD indicated that the composite graded 1.43% Li2O.

The composite sample was ground to 100% passing 300 μm before being classified into two fractions: coarse fraction (53-300 μm) and fine fraction (-53 μm). Before flotation, de-sliming and magnetic separation were performed to minimize the interference of ultra fines (-38 μm) and magnetic (iron) materials on the flotation.

Preliminary flotation tests indicated that a spodumene concentrate with +6.0 % Li2O could be readily produced from the samples provided. The flotation process included one stage mica flotation, one stage spodumene rougher flotation, and five stages of cleaner flotations. H2SO4 was used to adjust the flotation pH in mica flotation. ArmacHT was used as the mica collector. Oleic acid was used as the spodumene collector. Vanofroth was used as the frother in all flotations. The reagent conditioning and dosages were not optimized.

Good spodumene concentrate can be produced from both coarse fraction (53-300 μm) and fine fraction (38-53 μm). A 43.3 % coarse recovery and a 22.9 % fine flotation recovery were achieved with concentrate grade of 6.35 % Li2O and 6.37% Li2O, respectively. A total 1905.5 g coarse spodumene concentrate with 6.35 % Li2O and 377.9 g fine spodumene concentrate with 6.37 % Li2O were produced. Mass balance and flotation optimization were not considered.

Xia and Adeoye recommend a second stage of test work including:

●	Detailed mineralogy analysis including mineral association, liberation, grain size, etc.;

●	Comminution test to determine crushing index and mill work index;

●	Pre-concentration test to increase the feed grade such as sorting, gravity separation and magnetic separation;

●	Flotation tests to determine the optimal reagent scheme and to maximize the Li2O recovery;

●	Locked cycle flotation tests to validate the flotation performance and to establish mass balance; and,

●	Further hydrometallurgical testing to produce better grade Li2CO3.

Currently, more advanced metallurgical testing is being conducted. We cannot be sure, however, when new test results will be available or what they will show.

Ownership of the TBL Property

The TBL property comprises 122 contiguous mineral claims, covering 22,386.30 hectares (approximately 55,318 acres).

Below is a list of the claim names, numbers, areas ownership and expiry dates. All claims are registered with the Manitoba Mineral Resources Division (Formerly the Mines Branch) which, as of October 23, 2019, is a division of the Manitoba Department of Agriculture and Resource Development (ARD). Property surface rights are held by the Crown.

Claims Held by Snow Lake (Crowduck) Ltd.
Disposition / Lease Number	Disposition / Lease Name	Method of Acquisition	Issue Date	Expiry Date	Area (Hectares)	Area (Acres)
P2818F	ADD 13	Optioned[1]	1994-09-30	2030-11-29	16	39.536832
MB1052	ADD 1052	Optioned[1]	2001-07-20	2030-09-18	235	580.69722
MB1053	ADD 1053	Optioned[1]	2001-07-20	2030-09-18	83	205.097316
P3033F	ADD 3033	Optioned[1]	1995-04-21	2030-06-20	32	79.073664
P3035F	ADD 3035	Optioned[1]	1995-04-21	2030-06-20	53	130.965756
P3203F	ADD 3203	Optioned[1]	1995-09-11	2030-11-10	82	202.626264
W49853	ADD 49853	Optioned[1]	1996-04-22	2030-06-21	32	79.073664
MB6301	ADD 6301	Optioned[1]	2006-03-24	2030-05-23	110	271.81572
MB6303	ADD 6303	Optioned[1]	2008-03-17	2030-05-16	180	444.78936
MB6305	ADD 6305	Optioned[1]	2009-02-11	2030-04-12	224	553.515648
P7463B	THOMPSON #2	Optioned[1]	1964-11-05	2030-01-04	21	51.892092
P7464B	THOMPSON #3	Optioned[1]	1964-11-05	2030-01-04	21	51.892092
W47380	THOMPSON 6	Optioned[1]	1982-07-08	2030-09-06	16	39.536832
W47378	THOMPSON 7	Optioned[1]	1982-07-08	2030-09-06	16	39.536832
MB5735	CRO 5735	Optioned[1]	2010-02-11	2030-04-12	216	533.747232
MB5736	CRO 5736	Optioned[1]	2010-02-11	2030-04-12	202	499.152504
MB5737	CRO 5737	Optioned[1]	2010-02-11	2030-04-12	250	617.763
MB9830	ADD 9830	Optioned[1]	2018-03-06	2030-05-05	40	98.84208
MB12130	BAZ 12130	Optioned[2]	2017-12-05	2030-02-03	192	474.441984
MB12132	BAZ 12132	Optioned[2]	2017-12-05	2031-02-03	256	632.589312
MB13493	TBL 001	Staked by Company[3]	2018-04-06	2023-06-05	256	632.589312
MB13494	TBL 002	Staked by Company[3]	2018-04-06	2023-06-05	243	600.465636
MB13495	TBL 003	Staked by Company[3]	2018-04-06	2023-06-05	78	192.742056
MB13496	TBL 004	Staked by Company[3]	2018-04-06	2023-06-05	151	373.128852
MB13497	TBL 005	Staked by Company[3]	2018-04-06	2023-06-05	67	165.560484
MB13498	TBL 006	Staked by Company[3]	2018-04-06	2023-06-05	230	568.34196
MB13499	TBL 007	Staked by Company[3]	2018-04-06	2023-06-05	185	457.14462
MB13500	TBL 008	Staked by Company[3]	2018-04-06	2023-06-05	78	192.742056
MB13501	TBL 009	Staked by Company[3]	2018-04-06	2023-06-05	206	509.036712
MB13502	TBL 010	Staked by Company[3]	2018-04-06	2023-06-05	173	427.491996
MB13503	TBL 011	Staked by Company[3]	2018-04-06	2023-06-05	72	177.915744
MB13504	TBL 012	Staked by Company[3]	2018-04-06	2023-06-05	250	617.763
MB13505	TBL 013	Staked by Company[3]	2018-04-06	2023-06-05	237	585.639324
MB13506	TBL 014	Staked by Company[3]	2018-04-06	2023-06-05	121	298.997292
MB13507	TBL 015	Staked by Company[3]	2018-04-06	2023-06-05	256	632.589312
MB13508	TBL 016	Staked by Company[3]	2018-04-06	2023-06-05	220	543.63144
MB13509	TBL 017	Staked by Company[3]	2018-04-06	2023-06-05	240	593.05248
MB13510	TBL 018	Staked by Company[3]	2018-04-06	2023-06-05	256	632.589312

Claims Held by Snow Lake (Crowduck) Ltd.
Disposition / Lease Number	Disposition / Lease Name	Method of Acquisition	Issue Date	Expiry Date	Area (Hectares)	Area (Acres)
MB13851	HERB 1	Staked by Company[4]	2021-06-19	2023-08-18	240	593.05248
MB13852	HERB 2	Staked by Company[4]	2021-06-19	2023-08-18	256	632.589312
MB13853	HERB 3	Staked by Company[4]	2021-06-19	2023-08-18	189	467.028828
MB13854	HERB 4	Staked by Company[4]	2021-06-19	2023-08-18	82	202.626264
MB13785	HERB 5	Staked by Company[4]	2021-06-24	2023-08-23	64	158.147328
MB13856	HERB 6	Staked by Company[4]	2021-06-19	2023-08-18	163	402.781476
MB13857	HERB 7	Staked by Company[4]	2021-06-19	2023-08-18	88	217.452576
MB13858	HERB 8	Staked by Company[4]	2021-06-22	2023-08-21	174	429.963048
MB13859	HERB 9	Staked by Company[4]	2021-06-22	2023-08-21	246	607.878792
MB13860	HERB 10	Staked by Company[4]	2021-06-22	2023-08-21	252	622.705104
MB13861	HERB 11	Staked by Company[4]	2021-06-20	2023-08-19	250	617.763
MB13862	HERB 12	Staked by Company[4]	2021-06-20	2023-08-19	138	341.005176
MB13863	HERB 13	Staked by Company[4]	2021-06-23	2023-08-22	138	341.005176
MB13864	HERB 14	Staked by Company[4]	2021-06-23	2023-08-22	219	541.160388
MB13784	HERB 15	Staked by Company[4]	2021-06-23	2023-08-22	60	148.26312
MB13866	HERB 16	Staked by Company[4]	2021-06-23	2023-08-22	40	98.84208
MB13867	HERB 17	Staked by Company[4]	2021-06-23	2023-08-22	106	261.931512
MB13868	HERB 18	Staked by Company[4]	2021-06-24	2023-08-23	32	79.073664
MB13869	HERB 19	Staked by Company[4]	2021-06-24	2023-08-23	124	306.410448
MB13870	HERB 20	Staked by Company[4]	2021-06-24	2023-08-23	220	543.63144
MB13855	HERB 21	Staked by Company[4]	2021-06-24	2023-08-23	50	123.5526
MB13865	HERB 22	Staked by Company[4]	2021-06-24	2023-08-23	56	138.378912
MB12900	PGB2900	Staked by Company[5]	2022-01-01	2024-01-01	255.5	631.353786
MB12901	PGB2901	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12902	PGB2902	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12903	PGB2903	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12904	PGB2904	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12905	PGB2905	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12906	PGB2906	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12907	PGB2907	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312

Claims Held by Snow Lake (Crowduck) Ltd.
Disposition / Lease Number	Disposition / Lease Name	Method of Acquisition	Issue Date	Expiry Date	Area (Hectares)	Area (Acres)
MB12908	PGB2908	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12909	PGB2909	Staked by Company[5]	2022-01-01	2024-01-01	112	276.757824
MB12910	PGB2910	Staked by Company[5]	2022-01-01	2024-01-01	112	276.757824
MB12911	PGB2911	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12912	PGB2912	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12913	PGB2913	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12914	PGB2914	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12915	PGB2915	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12916	PGB2916	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12917	PGB2917	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12918	PGB2918	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12919	PGB2919	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12920	PGB2920	Staked by Company[5]	2022-01-01	2024-01-01	144	355.831488
MB12921	PGB2921	Staked by Company[5]	2022-01-01	2024-01-01	174	429.963048
MB12922	PGB2922	Staked by Company[5]	2022-01-01	2024-01-01	152	375.599904
MB12923	PGB2923	Staked by Company[5]	2022-01-01	2024-01-01	255.9	632.3422068
MB12924	PGB2924	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12925	PGB2925	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12926	PGB2926	Staked by Company[5]	2022-01-01	2024-01-01	147.2	363.7388544
MB12927	PGB2927	Staked by Company[5]	2022-01-01	2024-01-01	202	499.152504
MB12928	PGB2928	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12929	PGB2929	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12934	PGB2934	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12935	PGB2935	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12936	PGB2936	Staked by Company[5]	2022-01-01	2024-01-01	136	336.063072
MB12937	PGB2937	Staked by Company[5]	2022-01-01	2024-01-01	64	158.147328
MB12938	PGB2938	Staked by Company[5]	2022-01-01	2024-01-01	178	439.847256
MB12939	PGB2939	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12940	PGB2940	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12941	PGB2941	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312

Claims Held by Snow Lake (Crowduck) Ltd.
Disposition / Lease Number	Disposition / Lease Name	Method of Acquisition	Issue Date	Expiry Date	Area (Hectares)	Area (Acres)
MB12942	PGB2942	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12943	PGB2943	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12944	PGB2944	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12945	PGB2945	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12946	PGB2946	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12947	PGB2947	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12954	PGB2954	Staked by Company[5]	2022-01-01	2024-01-01	128	316.294656
MB12955	PGB2955	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12956	PGB2956	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12957	PGB2957	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12958	PGB2958	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12959	PGB2959	Staked by Company[5]	2022-01-01	2024-01-01	128	316.294656
MB12960	PGB2960	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12961	PGB2961	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12962	PGB2962	Staked by Company[5]	2022-01-01	2024-01-01	128	316.294656
MB12963	PGB2963	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12964	PGB2964	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12965	PGB2965	Staked by Company[5]	2022-01-01	2024-01-01	128	316.294656
MB12967	ROCH2967	Staked by Company[5]	2022-01-01	2024-01-01	64	158.147328
MB12968	ROCH2968	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12969	ROCH2969	Staked by Company[5]	2022-01-01	2024-01-01	183	452.202516
MB12970	ROCH2970	Staked by Company[5]	2022-01-01	2024-01-01	247.5	611.58537
MB12972	ROCH2972	Staked by Company[5]	2022-01-01	2024-01-01	93.4	230.7962568
MB12973	ROCH2973	Staked by Company[5]	2022-01-01	2024-01-01	74.8	184.8346896
					Total = 22,386.30 hectares	Total = 55,317.71 acres

1 -	These claims were optioned 100% from Strider Resources, by Progressive Planet Solutions (PLAN) (formerly named Ashburton Ventures) April 21, 2016. September 26, 2016 Thompson Bros (Lithium) Pty Ltd (TBLPL) (formerly named Manitoba Minerals PTY Ltd) optioned 100% rights of them from PLAN by funding the requirements of the Strider Option. April 12, 2017 the PLAN / TBLPL Option was amended to reduce the right to just 80% option purchase. November 14, 2018 PLAN optioned the rights to the remaining 20% option to Snow Lake. November 15, 2018 PLAN and Strider amended their option to allow the sale of 100% of the project to Snow Lake via TBLPL. March 08, 2019 Snow Lake purchased TBLPL from Nova Minerals (TBLPL had 80% rights to the project). At this time Snow Lake held 20% from PLAN, and the remaining 80% through their purchase of TBLPL from Nova. April 12, 2019 all option requirements were fulfilled and the property was 100% held by Snow Lake (subject to 2% NSR)
2 -	These two claims were added to the Option agreement as they were staked within the area of material interest. Snow Lake paid the staking costs to Strider and they were added to the option.
3 -	These claims were staked by the Company on or around April 04, 2018
4 -	These claims were staked by the Company May to June, 2021
5 -	These claims were staked by the Company December 2021 to January 2022

Permitting in Manitoba

All mineral claims in good standing on Crown land in Manitoba are entitled to be explored without any permitting, except as indicated below. All mineral exploration programs in Manitoba require work permits for timber removal, shoreland alteration and road construction that are issued annually by the provincial Department of Conservation and Climate. For more intrusive explorations, such as line cutting (using chain saws), overburden stripping, blasting and/or diamond drilling, a work permit granted under Section 7(1)(c) of The Crown Lands Act or Section 23 (1) of The Wildfires Act, Province of Manitoba would be required. Permits address conditions for exploration that must be adhered to in a given work area based on the planned exploration activities.

The type and duration of the camp infrastructure required for exploration also dictates the type of permit required in Manitoba. Temporary camps established for less than one year are covered by a work permit, whereas a separate permit issued by the Manitoba Department of Labor - Fire Commissioners Office is required for exploration camps on Crown land established for periods longer than one year.

For advance exploration and exploitation (aka mining) we will need to engage in consultations with government officials to determine our permit requirements. The permitting process will be covered in the scope of our PFS.

Thompson Bros obtained the permits required to complete the 2018 exploration drilling program. There are no current environmental liabilities with respect to historical exploration and the 2018 drilling program was completed in accordance with industry best practices.

Currently, because we are not engaged in any active exploration programs, we do not need any exploration or exploitation permits from the Manitoba government.

Climate, Local Resources, Infrastructure and Physiography

Climate

The Snow Lake region is marked by short, cool summers and long, cold winters. The region has a sub-humid high boreal climate.

The mean summer temperature is 12.5°C (54.5°F ) and the mean winter temperature is -18.5°C (-1.3°F ). The temperatures are highest on average in July, at around 17.0°C. January is the coldest month, averaging -23.3°C. The mean annual temperature is approximately -2.5°C. The area is generally clear of snow cover between the beginning of June and the end of September.

The mean annual precipitation is about 450 mm, 35% as snow. The least amount of precipitation occurs in February, averaging 16 mm. The most rainfall occurs in July, averaging 74 mm. Average monthly winds for the area range from 10 km/hr to 13 km/hr, with 40% of the winds originating from the NW, NE or N. Exploration activities can be carried out all year around.

Local vegetation consists of closed stands of black spruce and jack pine, with lesser aspen, white birch, white spruce and balsam fir. Permafrost may occur locally in organic deposits. Wildlife includes moose, black bear, lynx, wolf, barren-ground caribou, beaver, muskrat, snowshoe hare and red-backed vole. Bird species include raven, common loon, spruce grouse, bald eagle, grey jay, hawk owl and waterfowl, including ducks and geese.

Local Resources

Snow Lake is the closest community to the property. Snow Lake had a permanent resident population of 899 in 2016 and has 498 private dwellings. There are two small residential subdivisions located on Wekusko Lake along Highway 392, as well as cottages at Herb Lake and Cotes Landings. There are also a small number of seasonal remote cabins located on Wekusko Lake. The Wekusko Falls Provincial Park (88 ha) is located on the east side of Wekusko Lake and offers camping. The Wekusko Falls Lodge provides accommodations and meals.

Snow Lake is an established mining community and has the infrastructure in place to support exploration and mining operations in the region. Services include a health facility staffed with two doctors, an ambulance, a fire truck, a 3-person RCMP detachment, an RBC bank branch, grocery and hardware stores, two hotels/motels, three service stations, a kindergarten to grade 12 school, a hockey arena, a five-sheet curling rink and a nine-hole golf course. A small-craft charter service operates out of the community of Snow Lake, where small planes and helicopters can be chartered. There is a 1,100 m by 20 m municipal gravel airstrip located approximately 8.5 km northwest of the TBL property. The nearest rail access is at the Wekusko siding, approximately 65 km southeast of the TBL property.

The nearest larger population centres include Flin Flon (208 km) and Thompson (260 km), both accessible by paved highway. Flin Flon, with a population of 7,000, is a nearby provincial regional government centre and a major service and supply centre for the region. The nearest full-service commercial airport is located at Baker’s Narrows, near Flin Flon. The nearest international airport is located in Winnipeg.

The Snow Lake region has a history of virtually continuous production from a series of base and precious metal mines since 1949. Hudbay Minerals Inc., or Hudbay, currently operates the Lalor gold mine, located about 8 km west of Snow Lake. Hudbay also operates a 2,700 tonne per day zinc and copper concentrator in Snow Lake.

Infrastructure

Gridding, trenching, stripping and road building in the target areas on the TBL property, we expect, should be easily accomplished. Ample water is available for drilling purposes.

There are no permanent or temporary structures on the TBL property, and we have not established any exploration infrastructure on the property.

The area of the TBL property is sufficiently large to host a mining operation. A power line traverses the southern extremity of the property. The valley located directly east of the property could serve as a potential tailing storage area. Winter access roads to the property can be used for hauling purposes.

Physiography

The TBL property is located along the southern edge of the Precambrian Shield within the Wekusko Eco-district, Churchill River Upland Eco-region, Boreal Shield Eco-zone.

The property straddles Crowduck Bay at the northeastern end of Lake Wekusko. Wekusko Lake is a large, shallow body of water covering an area of approximately 25 km long by 3 to 10 km wide. Crowduck Bay is part of a long (12 km) narrow channel leading to the Grass River that continues towards the northeast. Most of the shoreline of Crowduck Bay is flanked by steep, 15 to 20 m slopes. The lake elevation is approximately 257.5 m above sea level and the highest topographical point on the Property is approximately 305 m above sea level. Most ridges and low-lying areas trend towards the northeast.

The dominant soils are well to excessively drained dystic brunisols that have developed on shallow, sandy and stony veneers of water-worked glacial till overlying bedrock. Significant areas consist of peat-filled depressions with very poorly drained Typic and Terric Fibrisolic and Mesisolic Organic soils overlying loamy to clayey glaciolacustrine sediments.

Geological Setting and Mineralization

Regional Geological Setting

The TBL property is located in the Churchill geological province at the eastern end of the Flin Flon Belt. The Flin Flon Belt (1.92-1.88 Ga) is one of the largest Proterozoic volcanic-hosted massive sulphide districts in the world. More than 118.7 Mt have been mined from 25 distinct deposits and a further 64.3 Mt are contained in 43 sub-economic or pre-production deposits.

The east-trending Flin Flon Volcanic Belt (230 X 50 km) is interpreted to be remnant of a Paleoproterozoic orogenic mountain belt, which developed as new ocean basin and arc crust interacted with Archean rocks of the Hearne and Superior cratonnes along complex convergent plate boundaries. To the north of the Flin Flon belt lies the east-trending Kisseynew Sedimentary Gneiss Belt. Located to the south of the Flin Flon belt are the flat-lying Paleozoic rocks of the Western Canada Sedimentary Basin.

Local Geological Setting and Lithium Mineralization

The bedrock geology to the east of Wekusko Lake consists of several fault-bounded blocks of juvenile ocean floor, arc related volcanic rocks and fluvial–alluvial and turbiditic sedimentary rocks. The Western Missi Block is bounded by the Crowduck Bay fault to the east and the Herb Lake Fault the west and the strata are folded into a tight syncline. The Missi Group rocks (1.85-1.83 Ga), are dominantly sedimentary, but do contain rare, thin units of interbedded felsic volcanic rocks. The sedimentary rocks consist of polymictic conglomerates, greywackes and sandstones interpreted to have been deposited in an alluvial-fluvial environment. Across the Herb Lake Fault towards the southeast, the Herb Lake Block consists of a folded sequence of mafic to felsic volcanic rocks. Basalts dominate in the core of the fold, with basaltic andesites and andesites becoming more prevalent as the contact with the felsic volcanic rocks is approached. The Herb Lake Volcanic Assemblage is intruded by quartz porphyritic granites, which are themselves cut by the faults bounding the Herb Lake Block. To the northeast, the North Roberts Lake Block is characterized by mafic volcanic rocks (1.92-1.87) interpreted as ocean floor. Towards the west, across the Crowduck Bay Fault, the Central Wekusko Block consists of sedimentary strata dominated by turbidites of the Burntwood Group (1.85-1.84 Ga) and intruded by plutonic rocks.

To the east of Wekusko Lake there are three main clusters of spodumene-bearing pegmatite dykes known as the Thompson Brothers, Sherritt Gordon and Zoro pegmatites. The Thompson Brothers and Sherritt Gordon pegmatites both occur on the TBL property. The Zoro pegmatites are located about 5 km east of the TBL property and are not part of the property. The Zoro property is being explored by Far Resources Ltd. Commonalities in mineralogy, textures and form exist between all 3 dyke clusters; however, they each occur in separate fault bounded crustal blocks, intrude different host lithologies and have different orientations. All 3 dyke clusters are interpreted to have been emplaced into fracture systems during the latest regional D5 structural event recognized in the area.

Late Intrusive Rocks (<1.82 Ga)
Late intrusives
Missi Group (1.85 to 1.83 Ga)
Felsic volcanics and intrusives
Mafic to intermediate volcanics
Sandstone
Quartzofeldspathic gneiss
Conglomerate and derived gneiss
Intrusive Rocks (1.88 to 1.83 Ga)
Felsic to intermediate dykes
Felsic to intermediate dykes
Quartz diorite
Quartz diorite to diorite
Diorite
Wekusko Assemblage (1.88 to 1.85 Ga)
Rhyolite
Burntwood Group (1.85 to 1.84 Ga)
Graphitic greywacke / derived gneiss
Ocean Floor / Juvenile Arc (1.92-1.87 Ga)
Mafic voolcanics
Fault
Abandonded mine
Lithium-enriched Pegmatite Dykes
Winter road accesses
Powerline
N
0
2.5
5
Kilometers
TB Pegmatites
SG Pegmatites
Wekusko
Lake
445600
448000
450600
453000
455600
458000
460600
6090000
6087500
6085000
6082500
6080000
6077500
6075000
6072500
6070000
6067500
Property Geology Map
Thompson Brothers Lithium Project
Snow Lake, Manitoba
Drawn by:
KB
Approved by:
DRM
Date:
December, 2018
NTS: 63J/SE13 (NAD83, Zone 14)
SNOW
LAKE RESOURCES

Property Geology and Lithium Mineralization

The TBL property is bisected by the regional Crowduck Bay Fault. The rocks on the eastern side of this fault consist of folded Missi Group sandstones (greywackes) and conglomerates, part of the Eastern Missi Block. To the west, across the fault, the Property is underlain by plutonic rocks intruding turbidites of the Burntwood Group, part of the Wekusko Lake Block.

The Thompson Brothers and Sherritt Gordon spodumene bearing, lithium-enriched pegmatite dyke clusters occur on either side of the Crowduck Bay Fault. The dykes are all tabular in form, but each cluster has a distinct orientation. Additional north-northeasterly trending pegmatite dykes have been mapped along the Crowduck Bay fault corridor towards the north.

Mineralogy

No detailed mineralogical studies have been completed by us. Cerny et al., (1980) reports that the mineralogy of the Thompson Brothers and Sherritt Gordon pegmatite clusters are similar and composed of spodumene, quartz, microcline, with lesser muscovite, biotite, garnet, beryl and apatite. Modal spodumene abundance ranges between 10 and 20% and commonly occurs as large, well formed, columnar crystals raging between 1 and 35 cm in length. The spodumene crystals are commonly in planar alignment and may be oriented obliquely to the dyke contacts. These textures have been interpreted to be the result of continuous crystallization in slowly opening fractures.

Thompson Brothers (TB) Dykes

The TBL property spodumene-bearing dykes are located on the east shore of Grass River linking Wekusko lake with Crowduck Bay. Here, three mineralized dykes, the TB-1, 2 and 3, intrude Missi Group pebble to cobble conglomerates and greywackes. The Thompson Bros spodumene-bearing lithium rich dykes were drilled by Thompson Bros (formerly MMPL)/Nova in 2017 and 2018.

Pegmatite TB-1 is illustrated in plan, longitudinal section and cross-section. The TB-1 dyke has been intersected by 24 recent drill holes. Dyke TB-1 strikes 040° and dips about 85o SE. The Thompson Brothers deposit has been drill tested over a 1Km strike and to a vertical depth of 1/2 Km. The deposit averages 7 to 10m in true width. Dyke TB-1 has two drill intercepts at a vertical depth of about 350 m. The mineralized dyke remains open to depth and along strike to the north and south. The Li2O grades are typically consistent across the width of the dyke; however, locally, the chilled margins of the dyke fall below the cut-off grade of 0.30 % Li2O.

Dyke TB-2 occurs to the north of TB-1 has been traced for about 400 m along strike. This dyke has not been located in surface outcrops. Based on limited drilling, dyke TB-2 is up to 2.8 m thick and its orientation is interpreted to be sub-parallel to dyke TB-1. Dyke TB-3 is located about 250 m to the northwest of dykes TB-1 and 2. TB-3 has been traced for about 150 m along strike. The TB-3 pegmatite is up to 2.0 m thick, strikes 040° and dips about 080° towards the northwest.

All the TBL property dykes are sub-parallel to the northeast-trending foliation and strata in general. Dyke TB-2 could represent the faulted northern extension of dyke TB-1 or an en-echelon, dilational structure. Dyke TB-2 remains open along strike to the north and to depth.

Anomalous concentrations of Ba, Be, Ce, Cu, Nb, Nd, Sn, and Ta are locally present in the chilled marginal phase of the TB-1 pegmatite.

Bannatyne (1985) noted 2 additional spodumene bearing pegmatites about 500 m south of the TBL-1. Both dykes are exposed along the steep east shore of Grass River Narrows. These dykes have not been mapped or sampled to date.

454050
454300
454550
454800
6079250
6079000
6078750
6078500
6078250
Late Intrusive Rocks (<1.82 Ga)
TB-1, 2 and 3 Pegmatites
Missi Group (1.85 to 1.83 Ga)
Sandstone
Conglomerate and derived gneiss
Outcrop sample
Drill Hole
N
Crowduck Bay Fault
TB-1
TB-2
TB-3
Possible NE Extension of TB-1
Possible SW Extension
0.002
0.924
0.039
0.027
1.619
1.331
1.404
0.906
TBL-1
TBL-2
TBL-3
TBL-4
TBL-5
TBL-6
TBL-7
TBL-8
TBL-9
TBL-10
TBL-11
TBL-12
TBL-13
TBL-14
TBL-15
TBL-16
TBL-17
TBL-18
TBL-19
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TBL-21
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0 125 250
Meters
TB Drill Hole Location Map
Thompson Brothers Lithium Project
Snow Lake, Manitoba
Drawn by: K. Brogoitti
Approved by: D. Melling
Date 8-Aug-18
NTS: 63J/SE13 (NAD83, Zone 14)
SNOW LAKE RESOURCES

Sherritt Gordon (SG) Dykes

The Sherritt Gordon dykes intrude the outermost quart diorite phase of the compositional zoned Rex Lake Pluton on the west side of the Grassy River narrows. Both dykes display some pinch and swell structures along strike, as well as slight changes in strike.

Dyke SG-1 has been traced for about 500 m, striking 1200 and dipping 800 SW. Dyke SG-1 ranges from 10 cm to 5 m in width and splits into 3 thinner subparallel dykes at its southeastern end. Dyke SG-1 is asymmetric, with the grain size increasing to the hanging-wall contact, and some accumulation of the spodumene, quartz and blocky K-feldspar along this contact.

Dyke SG-2 has been traced for almost 400 m, striking parallel to SG-1 at about 70 m towards the east. The dyke dips 500-700 SW and its width ranges between 1.5 cm and 4 m. Dyke SG-2 seems to be homogeneous in mineral distribution, and it shows only some coarsening of grain size inwards.

In 1942, the SG-1 pegmatite was drill tested by Sherritt Gordon Mines Limited (now known as Sherritt Inc.). Some 21 shallow drill holes were cored (632 m). Rather than reporting assays for lithium, results in the historical drill logs are reported in “Gravitational Determination Percent Spodumene” which are qualitative in nature and should not be relied upon. The historical drilling results yielded average estimated spodumene contents ranging from 7.22 – 31.9% over widths ranging from 1.52 - 5.79 m. One 2018 reconnaissance grab sample from the SG-1 dyke graded 2.15 % Li2O. The SG-1 pegmatite was drill tested to a depth of 50 m and remains open to depth.

The Sherritt Gordon pegmatites are interpreted to have intruded sub-parallel late stage, en-echelon fractures that were subsequently deformed and locally displaced. If both dykes continue to depth, they could merge or intersect at a depth of about 160 m.

A third outcropping pegmatite dyke was discovered in during field reconnaissance in 2018. The Grassy River pegmatite is located about 150 m south of the Sherritt Gordon dykes. Here, three spodumene bearing outcrops were mapped over a 150 m strike length, trending east. One grab sample from the Grassy River dyke graded 3.78 % Li2O.

An additional spodumene bearing pegmatite dyke is located about 1.5 km to the south of the Sherritt Gordon occurrence. This dyke occurs about 1 km south of our claim boundary and is not part of the TBL property.

Exploration Plan for TBL Property

We are planning to engage in a two-phase exploration program that will include resource definition drilling of the TB-1 pegmatite as well as exploration drilling of the SG pegmatite cluster targets. The details of our proposed exploration program are as follows

Phase 1

As part of our planned phase 1 program, we intend to complete a stripping, mapping and sampling program on the SG pegmatite cluster in preparation for a phase 2 drilling program. Our preliminary cost estimate to complete phase 1 is C$250,000 (approximately US$ 201,548).

Phase 2

We are also planning a phase 2, 10,400 m drilling program is recommended to expand the dimensions of the TB-1 pegmatite and define the deposit in more detail. We expect that an estimated nine holes (3,150 m) of core drilling would be required to complete further definition drilling on the core of the deposit using 100 m hole spacings. An additional seven holes (4,000 m) would be required to expand the drill coverage on the TB-1 pegmatite to a vertical depth of 500 m over a targeted strike length of 1,200 m utilizing 200 m hole spacings. Where the TB-1 pegmatite outcrops at surface, nine large diameter, shallow holes (50 m) would be drilled at 50 m centres. The SG-1 and SG-2 pegmatites would be stripped and sampled where possible. An estimated 24 holes (2,800 m) would be allocated for initial testing of the SG pegmatites. We would also begin developing an initial permitting plan and conduct additional metallurgical test work. We would complete a new resource estimate in accordance with S-K 1300 as well as a PFS report for the project.

We also intend to continue to prospect the TBL property, focusing on the Crowduck Bay Fault corridor, lithologic contacts and the nose of the synclinal fold structure to the north. We plan to sample the various outcrops of spodumene bearing pegmatite dykes in that area and to strip, map and sample targets yielding anomalous Li2O concentrations. Our current, preliminary cost estimate to complete phase 2 is C$3,000,000 (approximately US$2,418,575).

We intend to proceed with our two-phase exploration program utilizing the funds that we raised in our initial public offering. We can provide no assurance at this time. however, that we will be successful in obtaining the required funds to undertake this exploration program in whole or in part.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Our initial metallurgical test work has yielded a spodumene concentrate grading 6.37% Li2O. Initial metallurgical test work demonstrates the TBL property can produce a concentrate material of 6.37% Li2O using standard metallurgical laboratory test techniques. Spodumene concentrates were achieved with concentrate grade of 6.37% Li2O, indicating the likelihood that industry relevant amounts of concentrate can be produced. We expect that if these inferred numbers are confirmed as probable or proven resources, a fully functioning lithium mine could provide 8 to10 years of producing 160k tonnes per annum of 6% lithium ore concentrate.

●

Our TBL property is large and, we believe, is host to valuable lithium resources. Our TBL property comprises 22,386.30 hectares (approximately 55,318 acres) and is host to the TB-1 spodumene bearing, lithium-enriched pegmatite dykes and other targets that could potentially contribute to a future lithium resource. Our TBL property hosts several identified spodumene pegmatite dykes with high-grade lithium found to date. With only 1% of the TBL property explored, we believe that there are many additional lithium bearing pegmatites on the YBL property yet to be explored.

●	Historic flotation tests indicate that a spodumene concentrate with +6.0% Li2O may be readily produced from the deposit. We announced in 2018 outstanding new high-grade drill results at the TBL property, with release of the complete data set from the recent phase of drilling. The results confirm a high-grade and consistent lithium bearing pegmatite dyke in the TBL property that appears open at depth and along strike at both ends. Additional dykes were also identified and require further follow up expected as part of the next field program as weather conditions permit.

●	No significant technical challenges related to exploration and development of the deposits have been identified. We expect, although we cannot guarantee, that our drill hole database for holes TBL 1 – 28 and their interpretation will be used to support the planning of future drilling programs. No significant technical challenges related to exploration and development of these deposits have been identified to date

●	We are strategically located in the North American market. Our TBL property is located in proximity to major downstream lithium processing facilities as well as to major US battery customers including General Motors, BMW, Nissan, Mercedes and Tesla automobile manufactures. With Snow Lake’s access to the Hudson Bay railway just 30 km from the TBL property, our project is strategically located close to the CN rail lines to deliver lithium product to the entire Auto Alley market.

●	Experienced management team. We believe that our management team’s experience, knowledge and vision in the mining industry will enable us to achieve growth. Our management team consists of a finance expert holding senior positions in both listed and private entities across a diverse range of investment disciplines, a mining engineering technician who has worked in the mineral exploration industry for more than 20 years with many years of experience in construction and project management in the mining industry.

Our Growth Strategies

We have developed a strategic plan for further exploration and development of the project that includes the following milestones:

●

Complete preliminary feasibility study. We have commenced a PFS on the TBL property. This represents the next step in the process of moving from exploration towards the potential to establish commercial operations. The study will review the test work, process design, vendor furnished equipment packages and preliminary design in addition to cost estimates for the development of a commercial spodumene floatation plant.

●	Complete next stage of resource exploration drilling leading to resource upgrade to the Measured from Indicated level and the discovery of new mineralization resources. Our principal short term objective is to implement our Phase 1 exploration program. We also intend to continue drilling to provide sufficient data to be able to upgrade our indicated resources to measured resources, to add additional tonnage through further walk up drilling and to explore for extensions to the existing mineral resources and other potential mineralization within the TBL property.

Marketing and Advertising

We intend to sell the lithium hydroxide that we expect to produce to electric vehicle manufacturers and stationary battery storage partners. This is in line with the wider industry requirements for battery-grade lithium chemicals, where users typically require long-term supply contracts. It is our belief that the customer will drive the need for near net zero production of lithium in the near future. We therefore feel our company is perfectly situated in the province of Manitoba that generates 96% of its energy from Hydroelectric, and 3% from wind. This provides Snow Lake an opportunity to have a near net zero production facility which could demand a premium to other dirtier producers.

Our Customers

Major OEM battery manufacturers as well as Electric Vehicle Manufacturers would be the primary US battery customers. These include General Motors, BMW, Nissan, Mercedes, Jaguar and Tesla automobile manufactures among others. We believe that, assuming we prove our lithium resources and proceed to build and operate a functioning lithium ore mining and processing facility, we will be well positioned to be a supplier of choice to these OEMs, based on the competitive economics enabled by our well situated geographical location, renewable energy sources, and mining friendly government regime.

Competition

We face intense competition in the mineral exploration and exploitation industry on an international, national and local level. We compete with other mining and exploration companies, many of which possess greater financial resources and technical facilities than we do, in connection with the exploration and mining of suitable properties and in connection with the engagement of qualified personnel. The lithium exploration and mining industry is fragmented, and we are a very small participant in this sector. Many of our competitors explore for a variety of minerals and control many different properties around the world. Many of them have been in business longer than we have and have established more strategic partnerships and relationships and have greater financial accessibility than we have. We believe that we can mitigate these factors through the We are also subject to competition from other large national and international mining companies such as Sayona Mining Limited and Core Lithium Ltd.

Intellectual Property

We do not have any registered intellectual property rights.

Facilities

Our corporate address is 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada. Currently, we no not maintain any office or operational facilities other than an on-site storage facility for our core samples, which we lease at a nominal fee. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Employees

We do not have any employees at this time.

Currently, all of our executive officers and advisers work for us as independent contractors under consulting agreements. These agreements typically include a confidentiality covenant that requires consultants to protect our confidential information during their engagement with us. In addition, these consulting agreements include typical non-compete clauses that prohibit the consultants from entering into competitive employment relationships while they are working for us.

Insurance

We currently insure our directors and officers through a D&O insurance policy with Lloyds of London and an excess liability coverage insurance policy with Xl Specialty Insurance Co. We currently do not insure against mine exploration and development risks.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Government Regulation

Our business is subject a variety of laws and regulations applicable to companies conducting business in the mining industry. In Canada, mining law is divided between the federal and provincial governments. Ownership of lands and minerals generally belongs to the province in which they are located. Within the Province of Manitoba, mining activity is regulated by the Department of Agriculture and Resource Development and is governed primarily by provisions of The Mines and Minerals Act (Manitoba) together with its accompanying regulations and guidelines. The provinces have jurisdiction over mineral exploration, development, conservation and management. The federal government shares jurisdiction with the provinces on some related matters (taxation and the environment) and has exclusive jurisdiction over areas such as exports and foreign investment controls. Federal and provincial legislation affecting mining activities tends to fall into two main categories: (a) private matters of title and taxation; and (b) economic, social and environmental policies.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Philip Gross	50	Chief Executive Officer and Director
Mario Miranda	65	Chief Financial Officer
Dale Schultz	56	Director and VP of Resource Development
Derek Knight	40	Chief Operating Officer and Secretary
Brian Youngs	70	Vice President, Exploration
Louie Simens	40	Chairman of the Board
Nachum Labkowski	37	Independent Director
Hadassah Slater	38	Independent Director
Allan David Engel	55	Independent Director

Philip Gross. Mr. Gross has served as our Chief Executive Officer and as a member of our board of directors since January 2021. Mr. Gross has more than two decades of experience in the resource and mining sector as an active investor and a hands on participant. He has worked extensively in both the physical and financial aspects of the sector and has extensive mining experience including as CEO of an OTC listed mid-tier gold producer. Mr. Gross has previously worked for some of the largest global commodities supply chain management firms. His commodity repertoire ranges across the spectrum of metals, mining and agriculture with a heavy focus on project development and execution. During the past five years as CIO of Temple Asset Management, Philip has been active in a variety of resource strategies working together with hedge funds and family wealth funds, including relating to gold mines in Brazil, iron ore in Chile, cocoa in Ecuador and cashews in Nigeria.

Mario Miranda. Mr. Miranda has served as our Chief Financial Officer since February 25, 2021. Mr. Miranda has been a Canadian Chartered Professional Accountant since 1993, specializing in restructuring, turn-arounds and start-up operations in the natural resources and energy industries. Since June 2000, Mr. Miranda has been the president of Finterra Consulting Inc., a management consulting company that provides chief financial officer services to companies in the natural resources and energy industry. Since March 2020, Mr. Mirandas has served as the Chief Financial Officer of New Stratus Energy Inc, a TSXV-listed oil and gas developer with operations in Latin America. From 2011 to 2019, he was the Chief Financial Officer of Alexandria Minerals Corp. (TSX-V), a mining exploration company with projects in Northern Quebec. From 2009 to present, he has been the Chief Financial Officer of Alturas Minerals Corp. (TSX-V, BVL), a Canadian based mining corporation engaged in the exploration of mineral projects in in Southern Peru and Chile. From 2007 to 2009 Mr. Miranda served as the interim Director of Financial Reporting and Budgeting for Kinross Gold Corp. (NYSE, TSE) a leading world gold producer with operations in the Americas, West Africa and Russia. Fluent in English, Spanish and French, his background and experience has helped to integrate the needs of many North American publicly traded companies with operations in Canada, the United States, Latin America and the Caribbean. He attained his Bachelor degree in Economics from Concordia University (1986), a Graduate Diploma in Public Accounting from McGill University (1991) and a Master of Finance degree from - Queens University (2018).

Dale Schultz - Mr. Schultz has served as our VP of Resource Development since October 20, 2021 and as a member of our board of directors since December 2019. Mr. Schultz served as our Chief Operating Officer and Secretary from December 2019 to October 20, 2021. From 2019 Mr. Schultz also managed the exploration program on the Estelle project in Alaska for Nova. From 2018 through 2019, he completed field mapping and sampling of the Temagami green stone belt for Temagami Gold Inc. and Progenitor Metals Corp. Between 2017 and 2018, Mr. Schultz managed a 4000m diamond drill campaign on the TBL property (now owned by Snow Lake Resources) for the previous operator, Nova. From 2016 to 2017 while working for Cobalt Power, he logged core in the Northern Ontario Cobalt Mining Camp. Mr. Schultz has 30 years of exploration and mining experience through roles at Echo Bay Lupin Mine in the Summer of 1986 and 1987, Claude Resources Seabee Mine from March of 1992 to April 1995, Battle Mountain’s Hemlo Camp and Kori Kollo Mine from May of 1995 to April of 2000, and TVX New Britannia Mine, in Snow Lake, Manitoba, from December of 2002 to January 2004. Mr. Schultz has also provided geological consulting services in South and Central America and Asia, and is currently the Principle Geologist with DJS Consulting. He is a graduate of the University of Saskatchewan with a B.Sc. and M.Sc. in Geological Sciences and is a member of the Engineers and Geoscientists of Manitoba.

Derek Knight. Mr. Knight has served as our Chief Operating Officer and Secretary since October 20, 2021. Mr. Knight served as our Chief Executive officer from November 28, 2018 until December 2, 2020, on which date he was appointed as our Vice President, Corporate Development. He resigned as the Vice President, Corporate Development of our Company on October 20, 2021. Prior to joining our company, Mr. Knight was Chief Operating Officer and Vice-President of Operations at Progressive Planet Solutions Inc. from June 2018 to November 2018, and Vice President of operations at thus company from March 2018 to June 2018. During this time, he was instrumental in the transaction transferring the TBL property to our company. From April 2017 through February 2018, he held the role of Maintenance Planner and Continuous Improvement Lead at Unilever, and from February 2016 until April 2017, Mr. Knight managed the investments for his family office, on a full time basis. Since May 2003, Mr. Knight has also held various roles with UA Local 67, Plumbers, Steamfitters and Welders where his responsibilities included project management, supervisory, planning, project execution, and continuous improvement. Mr. Knight holds several professional trade licenses and has extensive experience working in large industrial environments in senior executive operating roles. He participated in the Power Engineering Program of Studies at Mohawk College of Applied Arts & Technology in 2003 and the Advanced Plumbing program in 2007, in Ontario, Canada. In 2019, Mr. knight completed the Canadian Securities Course of the Canadian Securities Institute.

Brian Youngs. Mr. Youngs joined our company in January 2018 and has served as our Vice President of Exploration since November 2018. Mr. Youngs has more than 25 years of experience in mining exploration. In a number of private and publicly traded junior mining companies, including Randsburg International Gold Corp. from May 2003 to June 2005, Wabana Exploration Inc. from 1999 to 2001 and Meegwich Consultants from 1996 to 2003. He has worked throughout Canada and internationally, as senior airborne geophysics technician with Geotech Ltd. Inc., from June 2008 to December 2017. Mr. Youngs graduated from Northern College – Haileybury School of Mines, Mining Engineering Technician program and is a member of the Ontario Association of Certified Engineering Technicians and Technologists. He has also received a GIS Specialist Diploma from Sault College and a Computer Graphics Design Diploma from Sheridan College.

Louie Simens. Mr. Simens has been the Chairman of our board of directors since December 2020, and a Director since November 2018. From 2016 Mr. Simens has been the Managing Director of a private construction company. Mr. Simens joined the Nova board of directors in December 2017. He has extensive experience in micro-cap equities and start-up investing, as well as in corporate restructuring, due diligence and mergers and acquisitions, where he utilizes his knowledge of corporate governance and project management. Mr. Simens has a successful track record spanning more than a decade in owning and operating contracting businesses, both in civil and building construction. Mr. Simens is currently director of his family construction group, and the executive director of Nova. Since 2020. He has served as Non-Executive Chairman of Torian Resources Ltd, and during his time at Torian Resources, Mr. Simens was instrumental in the company’s recapitalization and turnaround.

Nachum Labkowski. Mr. Labkowski has served as a member of our board of directors since November 2018. He is currently the Chief Executive Officer and principal investor in Halevi Enterprises, a private equity firm which Mr. Labkowski founded in 2010 that holds equity in more than 30 private companies and invests in real estate worldwide. Mr. Labkowski’s unique approach to investing has provided significant returns from those companies he has invested in to date.

Hadassah Slater. Ms. Slater has served as a member of our board of directors since October 2021. Ms. Slater brings with her 10 years of leadership experience as President of the Board of Directors for a large Canadian non-for-profit company. Ms. Slater has created a $33 million dollar non-profit center in Toronto, Canada using various government and private charitable funds and grants. From August 2017 to present, she has been the President of the Board of Directors at Kayla’s Children Center, a non-profit organization that aims at creating opportunities for children with disabilities by offering therapy, education and adapted recreation. Her latest project created an endowment fund for this non-for-profit with plans of future exponential growth. From April 2011 to August 2017, Ms. Slater worked as the President of Board of Directors for Project Aim Programs, which is a summer camp and year round respite program for children with disabilities. Her experience in strategic business direction, employee leadership, government lobbying, and investor relations is valuable. Ms. Slater studied for her Master’s in Business Administration in an international program at Bar Ilan University from 2006 to 2007.

Allan David Engel. Mr. Engel has served as a member of our board of directors since September 2021. Mr. Engel has three decades experience in managing investments on behalf of private and family trusts in the United Kingdom, Europe and Israel. He holds a Diploma in Law from KT College, Jerusalem, Israel, where he studied from 1984 to 1988. Since 2014 he has built up a portfolio of investments in the UK concentrating mainly on real estate, but also publishing and broadcast media. From February 2014 to date, he has been employed by Daymar (London) as Chief Operating Officer, where his duties include acquiring and managing a portfolio of commercial real estate investments on behalf of private and corporate clients.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Board of Directors

Nasdaq’s listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of six (6) directors, Philip Gross, Dale Schultz, Louie Simens, Nachum Labkowski, Hadassah Slater and Allan David Engel, three (3) of whom, Mr. Labkowski, Ms. Slater and Mr. Engel are independent within the meaning of Nasdaq’s rules.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities, subject to applicable stock exchange limitations, if any, whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party.

Board Committees

We have a standing audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Nachum Labkowski, Hadassah Slater and Allan David Engel, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule5605(c)(2) of the Nasdaq Marketplace Rules. Nachum Labkowski serves as chairman of the audit committee. Our board has determined that Nachum Labkowski qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee is responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

Our compensation committee consists of Allan David Engel, Hadassah Slater, Philip Gross and Louie Simens. Allan David Engel and Hadassah Slater satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. Louie Simens serves as chairman of the compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Allan David Engel, Hadassah Slater, Philip Gross and Nachum Labkowski. Nachum Labkowski serves as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee is responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

Duties of Directors

Under Canadian law, directors have fiduciary obligations to our company. Under the MCA, directors, when exercising the powers and discharging their duties, must act honestly and in good faith with a view to the best interests of our company and exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.

Under Manitoba corporate law, the MCA imposes specific statutory liabilities on directors of corporations in certain situations. In certain circumstances, directors can be held liable, for example, for the authorization of share issues for a consideration other than money at less than fair market value, or for all debts not exceeding six months’ wages payable to each of the employees for services performed for the corporation while they are directors, or for the payment of a dividend if there were reasonable grounds for believing that the corporation is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital. Under numerous other provisions in federal and provincial statutes, directors may also face personal liability for, among other things, environmental offences, source deductions from payrolls, and tax remittances. Corporate directors have a number of defenses to legal actions in which it is alleged that they have breached their statutory or fiduciary duties, including:

●	dissenting from a resolution passed or action taken at a board meeting, which may relieve the director of any liability for the results of that decision;

●	raising a “good faith reliance” defense to an accusation of breach of a fiduciary duty, whereby the director is entitled to rely in good faith on financial statements or reports made by an officer of the corporation, the corporation’s auditor, or by other professionals, such as a lawyer, an accountant, or an engineer; and

●	availing themselves of a due diligence defense that permits directors to avoid a number of statutory liabilities, including breach of fiduciary duty, where the directors exercise the same degree of care, diligence and skill as a reasonably prudent person in comparable circumstances.

Conflicts of Interest

There are potential conflicts of interest to which the directors, officers, insiders and promoters of our company will be subject in connection with the operations of our company. Some of the directors, officers, insiders and promoters are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the business of our company. Accordingly, situations may arise where the directors, officers, insiders and promoters will be in direct competition with our company. The directors and officers of our company have a fiduciary obligation to act in the best interests of our company, avoid conflicts of interest and to disclose to all other board members any relevant information about potential conflicts. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to our company may result in a breach of their obligations to the other companies, and in certain circumstances this could expose our company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of our company. Such conflicting legal obligations may expose our company to liability to others and impair our ability to achieve our business objectives. All of the directors or officers of our company have entered into non-competition or non-disclosure agreements with our company. Conflicts, if any, will be subject to the procedures and remedies as provided under the MCA and applicable securities laws, regulations and policies.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. Unless the shareholders, by ordinary resolution, elect directors to hold office for a term expiring later than the close of the next annual meeting of shareholders, the term of office of a director upon election or appointment, subject to Section 103 of the MCA, shall cease at the close of the first annual meeting of shareholders following his or her election or appointment, provided that if no directors are elected at such annual meeting, he or she shall continue in office until his or her successor is elected or appointed. The following persons are disqualified by the MCA from being a director of the Company: (i) anyone who is less than 18 years of age; (ii) a person who is not an individual; and (iii) a person who has the status of a bankrupt.

Employment and Indemnification Agreements

The Company has entered into consulting agreements with Philip Gross, Dale Schultz, Derek Knight and Brian Youngs. Our executive officers will be employed as independent contractors. Either party to an executive consulting agreement may terminate the agreement for any reason, at any time, with ninety (90) days’ prior written notice and the parties to an agreement may otherwise terminate an agreement at a date specified in writing by them. Additionally, we may terminate an executive consulting agreement in our sole discretion at any time provided we pay the contractor 90 days’ compensation.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, certain of our executive officers, including our Chief Executive Officer, Philip Gross, have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements.

Although as independent contractors our executive officers have been involved in other business activities, we expect that as our business operations ramp up our executive officers will devote substantially all of their time to our business operations.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation of Directors and Officers

Currently, there are no requirements for disclosure of the compensation of officers and directors on an individual basis for our most recently completed fiscal year under Canadian law. For the fiscal year ended June 30, 2020 and June 30, 2021, we paid aggregate cash compensation of C$100,500 (approximately US$81,022) and C$200,858 (approximately US$161,930), respectively, to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers. For information regarding share awards granted to our directors and executive officers, see “—Stock Option Plan.”

We plan to pay aggregate cash compensation of US$144,000 and US$820,000 per fiscal year, respectively, to our directors and executive officers as a group.

Stock Option Plan

On May 1, 2019, we established the Snow Lake Resources Ltd. Stock Option Plan, which as amended and restated on October 26, 2021, or the Plan. The purpose of the Plan is to grant stock options, or Options, to encourage eligible persons to remain with our Company and to attract new directors, officers, employees and consultants. The aggregate number of common shares that may be reserved for issuance pursuant to Options under the Plan shall not exceed 10% of the outstanding common shares at the time of the granting of Options, less the aggregate number of common shares then reserved for issuance pursuant to any other share compensation arrangement.

Options give the option holder the right to acquire from us a designated number of common shares at a purchase price that is fixed upon the grant of the option. The exercise price shall not be lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

The following summary briefly describes the principal features of the Plan and is qualified in its entirety by reference to the full text of the Plan.

Purposes of Plan: The purpose of the Plan is to advance the interests of our Company, through the grant of Options, by providing an incentive mechanism to foster the interest of Eligible Persons in the success of our Company and our Affiliates; encouraging Eligible Persons to remain with our Company; and attracting new directors, officers, employees and consultants.

Administration of the Plan: The Plan is currently administered by the Board of Directors, or the Board. The Board shall have the authority to determine the Eligible Persons to whom Options are granted, to grant such Options, and to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant, including but not limited to the nature and duration of the restrictions, if any, to be imposed upon the acquisition, sale or other disposition of common shares acquired upon exercise of the Option, and the nature of the events and the duration of the period, if any, in which any Participant’s rights in respect of an Option or common shares acquired upon exercise of an Option may be forfeited; and to interpret the terms of the Plan, to make all such determinations and take all such other actions in connection with the implementation, operation and administration of the Plan, and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan. The Board’s interpretations, determinations, guidelines, rules and regulations shall be conclusive and binding upon our Company, Eligible Persons, Participants and all other persons.

Eligible Persons: Eligible Persons include Directors, Officers, Employees or Consultants. An Eligible Person may receive Options on more than one occasion and may receive separate Options, with differing terms, on any one or more occasions.

Shares Available Under the Plan: The aggregate number of common shares that may be reserved for issuance pursuant to Options under the Plan shall not exceed 10% of the outstanding common shares at the time of the granting of Options, less the aggregate number of common shares then reserved for issuance pursuant to any other share compensation arrangement.

As of the date of this prospectus, 317,346 of our common shares are reserved for issuance under the Plan, 1,269,386 of our common shares are currently issued and outstanding at a weighted average exercise price of US$7.50 per share, and 820,000 of our common shares are currently issued and outstanding at a weighted average exercise price of C$2.50 (approximately US$2.02) per share.

Stock Options:

General. Subject to the provisions of the Plan, the Board has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine. No fractional common shares shall be reserved for issuance under the Plan and the Board may determine the manner in which an Option, insofar as it relates to the acquisition of a fractional Common Share, shall be treated.

Option Price. Our Company must not grant Options with an exercise price lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the administrator, by actual or constructive delivery of shares of Common Stock to the holder of the option based upon the fair market value of the shares on the date of exercise.

Expiration of Options. if not previously exercised, an Option will expire on the expiration date established by the administrator at the time of grant. In the case of stock options, such term cannot exceed ten years.

Blackout Period. The expiration date of an Option shall automatically extend if such expiration date falls within a period, or the blackout period, during which our company prohibits Optionees from exercising their Options to the extent that: (i) the blackout period is formally imposed by our company pursuant to its internal trading policies as a result of the bona fide existence of undisclosed material information. For greater certainty, in the absence of our company formally imposing a blackout period, the expiration date of any Options will not be automatically extended in any circumstances; (ii) the blackout period must expire upon the general disclosure of the undisclosed material information. The expiration date of the affected Options can be extended to no later than ten business days after the expiry of the blackout period; and (iii) the automatic extension of an Optionee’s Options will not be permitted where the Optionee or our company is subject to a cease trade order (or similar order under securities laws) in respect of our common shares.

Vesting Schedule. Options shall vest as determined by the Board. Options that may be granted to Eligible Persons performing investor relations activities shall vest over a minimum of 12 months with no more than 1/4 of such Options vesting in any three month period.

No Rights as a Shareholder. Nothing in the Plan or any Option shall confer upon a Participant any rights as a shareholder of our company with respect to any of the common shares underlying an Option unless and until such Participant shall have become the holder of such common shares upon exercise of such Option in accordance with the terms of the Plan.

Amendment, Suspension and Termination. The Board may amend, subject to the approval of any regulatory authority whose approval is required, suspend or terminate the Plan or any portion thereof. No such amendment, suspension or termination shall alter or impair any outstanding unexercised Options or any rights without the consent of the Participant holding such outstanding Options. If the Plan is suspended or terminated, the provisions of the Plan and any administrative guidelines, rules and regulations relating to the Plan shall continue in effect for the duration of such time as any Option remains outstanding.

Non-Assignability. Options may not be assigned or transferred.

Governing Law. The Plan, all Option Agreements, the grant and exercise of Options thereunder, and the sale, issuance and delivery of common shares thereunder upon exercise of Options are governed by the laws of the Province of Manitoba and the federal laws of Canada. The Courts of the Province of Manitoba shall have the exclusive jurisdiction to hear and decide any disputes or other matters arising under the Plan.

Other Material Provisions: Every Option shall be evidenced by an Option Agreement executed by us and the Participant, which shall, if the participant is an employee, consultant or management company employee, contain a representation and warranty by us and such Participant. In the event of changes in our outstanding common shares by reason of any share consolidation or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the common shares, the Board shall make, as it shall deem advisable and subject to the requisite approval of the relevant regulatory authorities, appropriate substitution and/or adjustment in: (i) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to the Plan; (ii) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and (iii) the vesting of any Options.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common shares as of the date of this prospectus, and as adjusted to reflect the sale of common shares offered by the selling shareholder, for:

●	each of our named executive officers and directors;

●	all of our named executive officers and directors as a group;

●	each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares; and

●	all selling shareholder.

The table below is based on information supplied to us by the selling shareholders and lists the selling shareholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act, and the rules and regulations thereunder) of the Ordinary Shares held by each of the selling shareholders. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 17,841,075 common shares outstanding as of the date of this prospectus. For purposes of computing percentage ownership after this offering, we have assumed that all common shares offered by the selling shareholder will be sold in this offering. In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all common shares subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or releasable or that will become exercisable or releasable within 60 days of the date of this prospectus. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

The term “selling shareholder” also includes any transferees, pledgees, donees, or other successors in interest to the selling shareholder named in the table below. We will file a supplement to this prospectus (or a post-effective amendment hereto, if necessary) to name successors to the named selling shareholder who are able to use this prospectus to resell the common shares registered hereby. Based on the information provided to us by or on behalf of the selling shareholder, the selling shareholder is not a broker-dealer or an affiliate of a broker-dealer. The selling shareholder may sell all, some or none of its shares in this offering. See “Plan of Distribution.”

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, Snow Lake Resources Ltd., 242 Hargrave Street, #1700, Winnipeg, Manitoba R3C 0V1 Canada.

	Common Shares Beneficially Owned Prior to this Offering(1)		Number of Common Shares Being	Common Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	%	Offered	Shares	%
Philip Gross, Chief Executive Officer and Director(2)	438,829	2.43%	0	438,829	2.43%
Mario Miranda, Chief Financial Officer(3)	19,041	*	0	19,041	*
Dale Schultz, VP of Resource Development and Director(4)	286,245	1.58%	0	286,245	1.58%
Derek Knight, Chief Operating Officer(5)	1,020,269	5.64%	0	1,020,269	5.64%
Brian Youngs, Vice President, Exploration(6)	72,000	*	0	72,000	*
Louie Simens, Chairman of the Board(7)	226,249	1.25%	0	226,249	1.25%
Nachum Labkowski, Director(8)	203,997	1.13%	0	203,997	1.13%
Hadassah Slater, Director(9)	27,500	*	0	27,500	*
Allan David Engel, Director(10)	27,500	*	0	27,500	*
All executive officers and directors (9 persons)	2,321,628	12.14%	0	2,321,628	12.14%
Nova Minerals Limited(11)	9,600,000	53.81%	3,000,000	6,600,000	36.99%
2789502 Ontario Inc.(12)	1,333,333	7.47%	0	1,333,333	7.47%

*	Less than 1%

(1)	As of the date of this prospectus, a total of 17,841,075 common shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(2)	Consists of 240,000 restricted common shares and options for the purchase of 198,829 common shares exercisable within 60 days. Temple Global Asset Management LLC, an Alaska limited liability company (“Temple Global”) was granted options to purchase 397,658 common shares on November 21, 2021. Mr. Gross, in his capacity as the Chief Executive Officer of Temple Global, has the power to vote and the power to direct the disposition of all securities held by Temple Global. The address of Temple Global is 322 West 72nd Street, New York, New York, 10023. The options have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. 198,829 shares of the options are exercisable within 60 days of the date of this prospectus and 198,829 shares of options are not considered to be beneficially owned at that time.

(3)	Consists of options for the purchase of 19,041 common shares exercisable within 60 days. Finterra Consulting Inc, a Canada corporation (“Finterra”) was granted options to purchase 38,082 common shares on November 21, 2021. Mr. Miranda, in his capacity as the President of Finterra, has the power to vote and the power to direct the disposition of all securities held by Finterra. The address of Finterra is 2462 Valleyridge Drive, Oakville, ON, L6M 5G9. The options have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. 19,041 shares of the options are exercisable within 60 days of the date of this prospectus and 19,041 shares of options are not considered to be beneficially owned at that time.

(4)	Consists of 8,000 restricted common shares, warrants for the purchase of 4,000 common shares exercisable within 60 days and options for the purchase of 274,245 common shares exercisable within 60 days. DJS Consulting Inc, a sole proprietorship (“DJS”) was granted options to purchase 160,000 options on May 25, 2019 having a weighted exercise price of C$2.50 and a term of five years. DJS was also granted 228,489 common shares on November 21, 2021 having a weighted average exercise price of US$7.50 per share and a term of five years. The November 21, 2021 options are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. 114,245 shares of the options are exercisable within 60 days of the date of this prospectus and 114,244 shares of options are not considered to be beneficially owned at this time. Mr. Schultz, in his capacity as the sole proprietor of DJS, has the power to vote and the power to direct the disposition of all securities held by DJS. The address of DJS is 31 Spruce Drive, Temagami Ontario, Canada.

(5)	Consists of 681,738 restricted common shares, warrants for the purchase of 84,286 common shares exercisable within 60 days and options for the purchase of 254,245 common shares exercisable within 60 days. Mr. Knight was granted option to purchase 140,000 common shares on May 25, 2019 at a weighted average exercise price of C$2.50 for five years. Surge Wealth Inc., an Ontario corporation (“Surge Wealth”) was granted options to purchase 228,489 common shares on November 21, 2021. Mr. Knight, in his capacity as the President and Director of Surge Wealth, has the power to vote and the power to direct the disposition of all of the securities held by Surge Wealth. The address of Surge Wealth is 522 Ryerse Blvd, Simcoe, ON, CA. The options have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. 114,245 of the options are exercisable within 60 days of the date of this prospectus and 114,244 shares of options are not considered to be beneficially owned at that time.

(6)	Consists of 8,000 restricted common shares, warrants for the purchase of 4,000 common shares exercisable within 60 days and options for the purchase of 60,000 common shares exercisable within 60 days.

(7)	Consists of 1,200 restricted common shares, warrants for the purchase of 600 common shares exercisable within 60 days and options for the purchase of 224,449 common shares exercisable within 60 days. 1,200 shares, 600 warrants and option to purchase 140,000 common shares issued on May 25, 2019 at a weighted average exercise price of C$2.50 for five years are held directly by Benjamin Discretionary Trust. Mr. Simens is one of several beneficiaries of the Benjamin Discretionary Trust. He does not have any voting or investment power over the securities held by it. His Spouse is the sole Director of the trust.

Mr. Simens was granted options to purchase 168,897 common shares on November 21, 2021. The options have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. 84,449 of the options are exercisable within 60 days of the date of this prospectus and 84,448 shares of options are not considered to be beneficially owned at that time.

(8)	Consists of options for the purchase of 203,997 common shares exercisable within 60 days. Mr. Labkowski was granted options to purchase 160,000 common shares on May 25, 2019, and options to purchase 97,771 common shares on November 21, 2021. The May 25, 2019 options have a weighted average exercise price of C$2.50 per share and a term of five years. The options issued on November 21, 2021 have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. 48,886 of the options are exercisable within 60 days of the date of this prospectus and 48,885 shares of options are not considered to be beneficially owned at that time.

(9)	Consists of options for the purchase of 27,500 common shares exercisable within 60 days. Ms. Slater was granted options to purchase 55,000 common shares on November 21, 2021. The options have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. 27,500 of the options are exercisable within 60 days of the date of this prospectus and 27,500 shares of options are not considered to be beneficially owned at that time.

(10)	Consists of options for the purchase of 27,500 common shares exercisable within 60 days. Mr. Engel was granted options to purchase 55,000 common shares on November 21, 2021. The options have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. 27,500 of the options are exercisable within 60 days of the date of this prospectus and 27,500 shares of options are not considered to be beneficially owned at that time.

(11)	Christopher Gerteisen is the Chief Executive Officer of Nova and has voting and investment power over the securities held by it. Mr. Gerteisen disclaims beneficial ownership of the shares held by Nova except to the extent of his pecuniary interest, if any, in such shares.

(12)	Includes 1,333,333 common shares that was purchased from Progressive Planet Solutions Inc. under an option that expired on May 11, 2021. Chaim D. Berger is the sole director of 2789502 Ontario Inc. and has voting and investment power over the securities held by it. Mr. Berger disclaims beneficial ownership of the shares held by 2789502 Ontario Inc. except to the extent of his pecuniary interest, if any, in such shares.

None of our major shareholders have different voting rights from other shareholders. As noted in the table above, Nova holds approximately 53.81% of our outstanding common shares before the resale and Nova will hold approximately 36.99% of our outstanding common shares following the resale. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

See “Description of Share Capital—History of Securities Issuances” for historical changes in our shareholding.

RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed under “Management,” the following is a description of the material terms of those transactions with related parties to which we are party and which we are required to disclose pursuant to the disclosure rules of the SEC.

As of June 30, 2021 and 2020, we had C$236,402 (approximately US$190,585) and C$205,648 (approximately US$165,792), respectively, due to our parent company, Nova. This money was lent to us by Nova Minerals to fund our startup as well as ongoing accounting, legal and general corporate costs.

On March 8, 2019, we entered into a deed of assignment of debt with Nova and Thompson Bros to facilitate the reassignment of the related party loan from Nova to our company. Thereby, we are now a party to an amount owing from Thompson Bros amounting to C$1,519,013 (approximately US$1,224,615). In consideration for the assignment, we issued one of our common shares to Nova. The related party loan is non-interest bearing and with no fixed repayment date or terms.

Nova, our largest shareholder, advanced us approximately $250,000 at a nominal interest rate, which funds were used to make our first premium payment for our directors’ and officers’ insurance. We repaid this amount upon the completion of our initial public offering.

During the three and six months ended December 31, 2021 and 2020, the Company made payments to directors and officers, or to companies associated with these individuals, which are classified under the following categories:

Consulting fees paid to officers & directors:

	Three Months Ended				Six Months Ended
Periods ended December 31,	2021		2020		2021		2020
Directors & Officers consulting fees	C$	173,671	C$	45,593	C$	238,102	C$	71,093
Exploration and evaluation expenditures		50,563		-		62,563		-
	C$	224,234	C$	45,593	C$	300,665	C$	71,093

Management consulting fees are paid to companies controlled by the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and the Chief Operating Officer (“COO”).

Included under Other Interest and Charges there are C$24,762 (USD 20,000) related to a short-term loan charge paid to Nova Minerals Limited.

All related party balances payable, for services and business expense reimbursements rendered as of December 31, 2021 and June 30, 2021, are non-interest bearing and payable on demand, and are comprised of the following:

	December 30, 2021		June 30, 2021
Payable to Nova Minerals	C$	233,299	C$	236,402
Payable to officers & directors		16,271		43,240
	C$	249,570	C$	279,642

In January 2022, as part of the CEO’s compensation package, the company issued the following RSU to its CEO:

●	70,000 Restricted Share Units awarded for increasing the Thompson Brothers Lithium resource to above 12Mt lithium at or above 1% Li20 and at or above a cutoff grade of 0.43% Li20;
●	120,000 Restricted Share Units awarded for successful completion of IPO; and
●	50,000 RSU units related to the completion of a preliminary economic assessment of Thompson Brothers Lithium property.

DESCRIPTION OF SHARE CAPITAL

General

The following is a description of the material terms of our share capital as set forth in our articles of incorporation, as amended, and certain related sections of the Corporations Act (Manitoba). For more detailed information, please see our articles of incorporation and amendments thereto, which are filed as exhibits to the registration statement of which this prospectus forms a part.

As of the date of this prospectus, we had 17,841,075 common shares issued and outstanding.

Our share capital consists of an unlimited number of common shares, no par value per share, of which 17,841,075 (post-consolidation) are issued and outstanding, and an unlimited number of preferred shares, issuable in series, no par value per share, none of which are issued and outstanding.

Share Capital

Common Shares

Our articles of incorporation, as amended by our articles of amendment on October 7, 2021, deleted all references to our Class A, Class B, Class C and Class D common shares and all of our outstanding Class A common shares were reclassified as common shares. There are no Class B, Class C or Class D common shares issued and outstanding.

Under our amended articles of incorporation, the holders of our common shares are entitled to one vote for each share held at any meeting of the shareholders. Subject to the prior rights of the holders of our preferred shares, the holders of our common shares are entitled to receive dividends as and when declared by our board of directors. See “Dividend Policy.” Subject to the prior payment to the holders of our preferred shares, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our common shares are entitled to share pro rata in the distribution of the balance of our assets. Holders of common shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common shares. There are no provision in our amended articles requiring holders of common shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The rights, preferences and privileges of the holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred shares that we may designate in the future.

Preferred Shares

Our articles of incorporation, as amended by our articles of amendment on October 7, 2021, deleted all references to our Class A, Class B and Class C preferred shares. Under our amended articles of incorporation, we are authorized to issue, without shareholder approval, an unlimited number of preferred shares, and subject to the provisions of the MCA, having the rights, privileges, restrictions and conditions, including dividend and voting rights, as set out in the articles, and such rights and privileges, including dividend and voting rights, may be superior to those of the common shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common shares and the voting and other rights of the holders of common shares. We have no current plans to issue any preferred shares.

Warrants

See “—History of Securities Issuances” below for a description of the warrants that we have issued in connection with our private placements.

Options

We have granted to employees, consultants and directors options to purchase 2,089,386 (post-consolidation) common shares under our 2019 stock option plan and we currently have 317,346 (post-consolidation) remaining options available for issuance under our amended and restated stock option plan adopted on October 26, 2021. See “Management—Stock Option Plan.”

History of Securities Issuances

Upon our incorporation, on May 25, 2018, we issued 100 common shares to our parent company, Nova, for a total purchase price of C$1.00 (approximately US$0.81).

On November 29, 2018, we closed a private placement financing, pursuant to which we issued 800,000 (post-consolidation) units at a price of C$1.25 (approximately US$1.01) per unit for aggregate gross proceeds of C$1,000,000 (approximately US$734,538). Each unit is comprised of one common share and a warrant for the purchase of one-half of one (1/2) common share at an exercise price of C$1.50 (approximately US$1.21) per whole common share. The warrants may be exercised at any time until the earlier of (i) five years after the date of issuance or (ii) two years from the completion of a liquidity transaction, which is defined as a business combination with a public company pursuant to a reverse take-over, merger, amalgamation, arrangement, take-over bid, insider bid, reorganization, joint venture, sale or exchange of assets or similar transaction, or an initial public offering. We also issued warrants for the purchase of 32,000 (post-consolidation) common shares to the broker. This warrant has an exercise price of C$1.25 (approximately US$1.01) and may also be exercised at any time until the earlier of (i) five years after the date of issuance or (ii) two years from the completion of a liquidity transaction.

On December 31, 2018, we closed a private placement financing, pursuant to which we issued 142,856 (post-consolidation and subject to fractional share rounding) units at a price of C$1.75 (approximately US$1.41) per unit for aggregate gross proceeds of C$250,000 (approximately US$201,548). Each unit is comprised of one common share and a warrant for the purchase of one-half of one (1/2) common share at an exercise price of C$2.25 (approximately US$1.81) per whole common share. The warrants may be exercised at any time until the earlier of (i) five years after the date of issuance or (ii) two years from the completion of a liquidity transaction (as defined above). If, following the closing of our initial public offering, the closing price of our common shares is equal to or greater than C$3.75 for any 20 consecutive trading days, we may, upon providing written notice to the holders of these warrants, accelerate the expiry date of the warrants to the date that is 30 days following the date of such written notice.

On March 8, 2019, we issued 9,599,980 (post-consolidation) common shares to Nova Minerals in connection with our acquisition from Nova of all of the common shares of Thompson Bros. See “Corporate History and Structure” for more information regarding this transaction.

On March 15, 2019, we closed a private placement financing, pursuant to which we issued 65,107 (post-consolidation) units at a price of C$1.75 (approximately US$1.41) per unit for aggregate gross proceeds of C$113,938 (approximately US$91,856). Each unit is comprised of one common share and a warrant for the purchase of one-half of one (1/2) common share at an exercise price of C$2.25 (approximately US$1.81) per whole share. These warrants may be exercised at any time until March 15, 2021.

On March 28, 2019, we issued one common share to Nova in relation to the intercompany loan re-assignment described under “Related Party Transactions” above.

On April 12, 2019, we issued 2,100,000 (post-consolidation) common shares to Progressive Planet and 300,000 (post-consolidation) common shares to Strider Resources in connection with our acquisition of the TBL property. See “Corporate History and Structure” for more information regarding this transaction.

On May 25, 2019, we issued to certain of our officers and directors options to acquire 1,040,000 (post-consolidation) of our common shares. Some of those options have since been terminated; options to purchase 820,000 (post-consolidation) of our common shares remain outstanding. Each option provides the option holder the right to purchase one of our common shares until May 24, 2023, as an exercise price of C$2.50 per share.

On February 11, 2020, we issued 50 (post-consolidation) common shares on the exercise of a warrant for proceeds of C$113 (approximately US$91).

On January 1, 2021, Philip Gross became our Chief Executive Officer. Under our consulting agreement with Mr. Gross, we agreed to issue to him up to 240,000 (post-consolidation) of our restricted ordinary shares under the following conditions: (i) 50,000 (post-consolidation) restricted share units are to be awarded to Mr. Gross on completion of an initial assessment of the TBL property, (ii) 70,000 (post-consolidation) restricted share units to be awarded upon increasing the TBL property lithium resource to above 12Mt lithium at or above 1% Li20 and at or above a cut-off grade of 0.4% Li20; and (iii) 120,000 (post-consolidation) restricted share units awarded upon the completion of our initial public offering.

On February 8, 2021, we conducted an initial closing of a private placement offering of our unsecured convertible debentures in which we sold C$470,000 (approximately $378,910) in principal amount of the convertible debentures. On February 22, 2021, we conducted a second and final closing of this offering in which we sold C$350,000 (approximately $282,167) in principal amount of the convertible debentures. The convertible debentures, which were issued with an original issue discount of 5%, bear interest on the unpaid principal amount at a rate equal to the greater of 12% per annum, and (ii) the WSJ prime rate plus 7%, calculated and added to the principal amount annually, payable in cash in arrears on the maturity date. The convertible debenture matures on the earlier of (i) December 23, 2022, (ii) the date that we complete a public offering, and (iii) such earlier date as the principal amount of the debentures may become due, subject to and in accordance with the terms, conditions and provisions of the debentures, and further subject to extension upon mutual agreement of the parties. The convertible debentures entitle the purchasers to receive warrants to purchase a number of our common shares equal to 50% of the number of our common shares issuable upon conversion of the convertible debentures and at the time of the closing of this private placement, we issued to the debenture holders a total of 361,098 warrants to purchase Common Shares. Each warrant entitles the holder to purchase our common shares at an exercise price of C$1.50 (approximately $1.21) per share and expires on the earlier of five years from the date of issuance and two years after the closing of our initial public offering. Pursuant to the terms and conditions of section 6(h) of the debenture subscription agreement, the debenture holder has the registration rights that would require us to include the debentures, common shares, and warrants (i) not previously sold or transferred by the debenture holder; or (ii) not otherwise able to be freely sold by the debenture holder. Pursuant to section 15 of the debenture, the debenture holder also has participation rights to subscribe for and purchase the securities offered in our initial public offering, at the initial public offering price, up to an amount of the Common Shares equal to the debenture holder’s principal amount. We received written waivers, dated October 26, 2021, from all of the debenture holders under which the debenture holders agreed to waive notice rights, registration rights and participation rights under the subscription agreements and related documents for the unsecured convertible debentures. On October 30, 2021, we entered into a note conversion agreement, which we refer to as the Conversion Agreement, with all of the debenture holders relating to the conversion of their unsecured convertible debentures into our common shares. Pursuant to the Conversion Agreement, the entire principal amount and accrued but unpaid interest as of October 31, 2021 of the debentures were converted into our common shares upon the closing of our initial public offering at a price that is equal to the lesser of (i) C$1.25 (approximately US$1.01) per share or (ii) a 20% discount to the price at which we sell securities in our initial public offering, for an aggregate number of 751,163 shares. Upon execution of the Conversion Agreement, all the holders of the debentures also agreed to waive their rights to receive the payment of accrued and outstanding interest under the debentures and will instead convert the accrued and outstanding interest into the common shares of the Company. A form of the Conversion Agreement is filed as an exhibit to this registration statement.

Between March 10, 2021 and March 15, 2021, we issued 2,170 (post-consolidation) of our common shares upon the exercise of outstanding warrants for proceeds to us of C$4,883 (approximately US$3,937).

On November 21, 2021, we granted options to purchase 1,269,386 common shares to our directors and officers under our Stock Option Plan. The options have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than1/4 of such options vesting in any three-month period.

On November 23, 2021, we issued 3,680,000 common shares at US$7.50 per share in connection with our initial public offering.

On November 30, 2021, we issued 159,736 of our common shares upon the exercise of outstanding warrants for proceeds to us of C$239,604 (approximately US$193,229.03).

Between January 01, 2022 and January 10, 2022, we issued 240,000 of our common shares upon the issuance of shares to the CEO Philip Gross in accordance with the RSU package approved by the Company’s board of directors.

Limitation of Liability and Indemnification of Directors and Officers

Under the MCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity which the Company is or was a shareholder or creditor of, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity. The MCA also provides that we may also advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the MCA unless the individual:

●	acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

●	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful;

Our bylaws require us to indemnify each of our current or former directors and officers and each individual who acts or acted at our request as a director or officer of another entity which the Company is or was a shareholder or creditor of, as well as their respective heirs and successors, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal or administrative action or proceeding to which they were made a party by reason of being or having been a director or officer, except as may be prohibited by the MCA.

We have entered into indemnity agreements with our directors and our executive officers which provide, among other things, that we will indemnify our directors and executive officers to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of our directors and executive officers actions in the exercise of their duties as a director or officer; provided that, we shall not indemnify such individuals if, among other things, they did not act honestly and in good faith with a view to our best interests and, in the case of a criminal or penal action, the individuals did not have reasonable grounds for believing that their conduct was lawful.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

Material differences between Manitoba Corporate Law and Delaware General Corporation Law

Our corporate affairs are governed by our articles of incorporation and bylaws and the provisions of the MCA. The MCA differs from the various state laws applicable to U.S. corporations and their stockholders. The following is a summary of the material differences between the MCA and the Delaware General Corporation Law, or DGCL. This summary is qualified in its entirety by reference to the DGCL, the MCA and our governing corporate instruments.

Number and Election of Directors

Under the DGCL, the board of directors must consist of at least one number. The number of directors shall be fixed by the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall only be made by an amendment of the certificate of incorporation. Under the DGCL, directors are elected at annual stockholder meetings by a plurality vote of the stockholders, unless a shareholder-adopted bylaw prescribes a different required vote.

Under the MCA, the board of directors must consist of at least three members, at least two of whom shall not be officers or employees of us or our affiliates, so long as Snow Lake remains a “distributing corporation” for purposes of the MCA, which includes a corporation whose securities are listed on a recognized stock exchange, in or outside Canada. Under the MCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required.

Director Qualifications

Delaware law does not have director residency requirements comparable to those of the MCA. Delaware law permits a corporation to prescribe qualifications for directors under its certificate of incorporation or bylaws.

Under the MCA, a director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the MCA to become, act or continue to act as a director. The MCA provides that the following persons are disqualified from being a director of a corporation: (i) a person who is less than 18 years of age; (ii) a person who is of unsound mind and has been so found by a court in Canada or elsewhere; (iii) a person who is not an individual; and (iv) a person who has the status of a bankrupt. Further, the MCA provides that at least 25% of the directors of the company must be resident Canadians, or at least one of the directors if the company has less than four directors.

Vacancies on the Board of Directors

Under the DGCL, vacancies and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Under the MCA, vacancies that exist on the board of directors may be filled by the board of directors if the remaining directors constitute a quorum, unless the vacancy results from an increase in the number or in the minimum or maximum number of directors or a failure to elect the number or minimum number of directors provided for in the articles, in which case, or if the remaining directors do not constitute a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.

Transactions with Directors and Officers

The DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if (i) the material facts as to the director’s or officer’s interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to the director’s or officer’s interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

The MCA requires that a director or officer of a corporation who is: (i) a party to a contract or transaction or proposed contract or transaction with the corporation; or (ii) a director or an officer, a person acting in a similar capacity, of a party to a contract or transaction or proposed contract or transaction, or (iii) has a material interest in, any person who is a party to a contract or transaction or proposed contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors (or committees of directors) the nature and extent of his or her interest. An interested director is prohibited from attending the part of the meeting during which the contract or transaction is discussed and is prohibited from voting on a resolution to approve the contract or transaction except in specific circumstances, such as a contract or transaction relating primarily to his or her remuneration as a director, a contract or transaction for indemnification or liability insurance of the director, or a contract or transaction with an affiliate of the corporation.

If a director or officer does not disclose his or her interest in accordance with the MCA, or (in the case of a director) votes in respect of a resolution on a contract or transaction in which he or she is interested contrary to the MCA, the corporation or a shareholder may ask the court to set aside the contract or transaction, according to the conditions the court sees fit. However, if a director or officer has disclosed his or her interest in accordance with the MCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved by the directors, the contract or transaction is not invalid by reason only of the interest of the director or officer or that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction.

Limitation on Liability of Directors

The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duty as a director, except for liability: (i) for breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the DGCL which concerns unlawful payment of dividends, stock purchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit.

The MCA does not permit the limitation of a director’s liability as the DGCL does. However, the MCA provides that the corporation may indemnify directors and officers against liabilities incurred in the course of their duties and may purchase and maintain insurance against any liability incurred by the individual in their capacity as a director or officer. Further, the MCA provides that an officer or director is entitled to indemnity from a corporation in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defence of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation, if the person seeking indemnity (i) was substantially successful on the merits in his or her defence of the action or proceeding, and (ii) he or she acted honestly and in good faith with a view to the best interest of the corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. A director may also limit his liability by having his dissent entered into the minutes in respect of a decision or, by resigning from the board.

Call and Notice of Shareholder Meetings

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Under the DGCL, an annual or special stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation’s certificate of incorporation or bylaws. If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Under the MCA, written notice of the shareholders must be given to each shareholder entitled to vote at the meeting not less than twenty-one nor more than fifty days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting. Notice of a meeting of shareholders at which special business is to be transacted must state (a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (b) the text of any special resolution to be submitted to the meeting.

Under the MCA, an annual meeting of shareholders must be held no later than fifteen months after holding the last preceding annual meeting but no later than six months after the end of the corporation’s preceding financial year. Under the MCA, the directors of a corporation may call a special meeting at any time. A corporation may apply to the court for an order extending the time for calling an annual meeting.

In addition, holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

Shareholder Action by Written Consent

Under the DGCL, a majority of the stockholders of a corporation may act by written consent without a meeting unless such action is prohibited by the corporation’s certificate of incorporation.

Under the MCA, a written resolution signed by all the shareholders of a corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.

Shareholder Nominations and Proposals

Under the MCA, a shareholder entitled to vote at a shareholders’ meeting may submit a shareholder proposal relating to matters which the shareholder wishes to propose and discuss at a shareholders’ meeting and, subject to certain exceptions, such shareholder’s compliance with the prescribed time periods and other requirements of the MCA pertaining to shareholder proposals, the corporation is required to include such proposal in the information circular pertaining to the meeting for which it solicits proxies. Notice of such a proposal must be provided to the corporation at least 90 days before the anniversary date of the last annual shareholders’ meeting.

In addition, the MCA requires that any shareholder proposal that includes nominations for the election of directors must be signed by one or more holders of shares representing in the aggregate not less than five percent of the shares or five percent of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented.

The DGCL does not have a comparable provision.

Amendment of Governing Instrument

Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.

Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be vested in the stockholders entitled to vote; provided, however, that any corporation nay, in its certificate of incorporation, provide that bylaws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the bylaws.

Under the MCA, amendments to the articles of incorporation generally require the approval of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution. Specified amendments may also require the approval of other classes of shares. If the amendment is of a nature affecting a particular class or series in a manner requiring a separate class or series vote, that class or series is entitled to vote on the amendment whether or not it otherwise carries the right to vote.

Under the MCA, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation and they must submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal.

Votes on Mergers, Consolidations and Sales of Assets

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon.

Under the MCA, certain extraordinary corporate actions, such as amalgamations (other than with certain affiliated corporations), continuances and sales, leases or exchanges of the property of a corporation if as a result of such alienation the corporation would be unable to retain a significant part of its business activities, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by “special resolution” of the shareholders.

A “special resolution” is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution. In specified cases, a special resolution to approve the extraordinary corporate action is also required to be approved by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

Dissenter’s Rights of Appraisal

Under the DGCL, a stockholder of a Delaware corporation generally has the right to dissent from a merger or consolidation in which the Delaware corporation is participating, subject to specified procedural requirements, including that such dissenting stockholder does not vote in favor of the merger or consolidation. However, the DGCL does not confer appraisal rights, in certain circumstances, including if the dissenting stockholder owns shares traded on a national securities exchange and will receive publicly traded shares in the merger or consolidation. Under the DGCL, a stockholder asserting appraisal rights does not receive any payment for his or her shares until the court determines the fair value or the parties otherwise agree to a value. The costs of the proceeding may be determined by the court and assessed against the parties as the court deems equitable under the circumstances.

Under the MCA, each of the following matters listed will entitle shareholders to exercise rights of dissent and to be paid the fair value of their shares: (i) any amalgamation with another corporation (other than with certain affiliated corporations), (ii) an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue or transfer of that class of shares, (iii) an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on, (iv) a continuance under the laws of another jurisdiction, (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business, (vi) an amendment to the corporation’s articles to convert the corporation from a corporation with share capital into a corporation without share capital (or vice versa), (vii) where a court order permits a shareholder to dissent in connection with an application to the court for an order approving an arrangement, (viii) certain amendments to the articles of a corporation which require a separate class or series vote by a holder of shares of any class or series.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy, unless otherwise authorized by the court. The MCA provides these dissent rights for both listed and unlisted shares.

Under the MCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive or unfairly prejudicial to or that unfairly disregards a shareholder’s interests.

Oppression Remedy

The MCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer of the corporation if an application is made to a court by a “complainant”. An “complainant” with respect to a corporation means any of the following: (i) a registered holder or beneficial owner, and a former registered holder or beneficial owner, of a security of a corporation or any of its affiliates; (ii) a present or former officer or director of the corporation or any of its affiliates; (iii) the director appointed pursuant to the MCA; and (iv) any other person who in the discretion of the court has the interest to make the application.

The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other complainants by making any interim or final order that it thinks fit including, without limiting the foregoing, (i) an order restraining the conduct complained of, (ii) an order appointing a receiver or receiver-manager, (iii) an order to regulate the corporation’s affairs by amending the articles or by-laws or creating or amending a unanimous shareholders agreement, (iv) an order directing an issue or exchange of securities, (v) an order appointing directors in place of or in addition to all or any of the directors then in office, (vi) an order directing a corporation, subject to certain restrictions, or any other person, to purchase securities of a security holder, (vii) an order directing the corporation, subject to certain restrictions, or any other person, to pay to a security holder any part of the moneys paid by him or her for securities, (viii) an order varying or setting aside a transaction or contract to which a corporation is a party and compensating the corporation or any other party to the transaction or contract, (ix) an order requiring the corporation, within a time specified by the court, to produce to the court or an interested person financial statements, (x) an order compensating an aggrieved person, or (xi) an order liquidating and dissolving the corporation. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of those legal and equitable rights. Furthermore, the court may order a corporation to pay the interim costs, including legal fees and disbursements, of an applicant seeking an oppression remedy, but the applicant may be held accountable for interim costs on final disposition of the complaint...The DGCL does not provide for a similar remedy.

Shareholder Derivative Actions

Under Delaware law, stockholders may bring derivative actions on behalf of, and for the benefit of, the corporation. The plaintiff in a derivative action on behalf of the corporation either must be or have been a stockholder of the corporation at the time of the transaction or must be a stockholder who became a stockholder by operation of law in the transaction regarding which the stockholder complains.

Under the MCA, a complainant may apply to a court for leave to bring an action in the name of, and on behalf of, the corporation or its subsidiary, or to intervene in an existing action to which the corporation or its subsidiary is a party, for the purpose of prosecuting, defending or discontinuing an action on behalf of the corporation or on behalf of its subsidiary. Under the MCA, no action may be brought and no intervention in an action may be made unless a court is satisfied that: (i) the complainant has given the required notice to the directors of the corporation or of the subsidiary, as applicable, of the shareholder’s intention to apply to the court if the directors do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; (iii) it appears to be in the best interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the MCA, the court in a derivative action may make any order it thinks fit including, without limiting the generality of the foregoing, (i) an order authorizing the complainant or any other person to control the conduct of the action, (ii) an order giving directions for the conduct of the action, (iii) an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to former and present security holders of the corporation or its subsidiary instead of to the corporation or its subsidiary, and (iv) an order requiring the corporation or its subsidiary to pay reasonable legal fees incurred by the complainant in connection with the action.

Anti-Takeover and Ownership Provisions

Unless an issuer opts out of the provisions of Section 203 of the DGCL, Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with a holder of 15% or more of the corporation’s voting stock (as defined in Section 203), referred to as an interested stockholder, for a period of three years after the date of the transaction in which the interested stockholder became an interested stockholder, except as otherwise provided in Section 203. For these purposes, the term “business combination” includes mergers, assets sales and other similar transactions with an interested stockholder.

Rules and policies of certain Canadian securities regulatory authorities, including the Manitoba Securities Commission, such as Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions, or Multilateral Instrument 61-101, contain requirements in connection with, among other things, ‘related party transactions” and “business combinations”, including, among other things, any transaction by which an issuer directly or indirectly engages in the following with a related party: acquires, sells, leases or transfers an asset, acquires the related party, acquires or issues treasury securities, amends the terms of a security if the security is owned by the related party or assumes or becomes subject to a liability or takes certain other actions with respect to debt.

Under Multilateral Instrument 61-101, the term “related party” includes directors, senior officers and holders of more than 10% of the voting rights attached to all outstanding voting securities of the issuer or holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

Multilateral Instrument 61-101 requires, subject to certain exceptions, the preparation of a formal valuation relating to certain aspects of the transaction and more detailed disclosure in the proxy material sent to security holders in connection with related party transaction including related to the valuation. Multilateral Instrument 61-101 also required, subject to certain exceptions, that an issuer not engage in a related party transaction unless the shareholders of the issuer, other than the related parties, approve the transaction by a simple majority of the votes cast.

Multilateral Instrument 62-104 provides that a take-over bid is triggered when a person makes “an offer to acquire voting securities or equity securities of a class made to one or more persons … where the securities subject to the offer to acquire, together with the offeror’s securities, constitute in the aggregate 20% or more of the outstanding securities of that class of securities at the date of the offer to acquire...” When a take-over bid is triggered, an offeror must comply with certain requirements. These include, among other things, making the offer of identical consideration to all holders of the class of security that is the subject of the bid; making a public announcement of the bid in a newspaper; and sending out a bid circular to security holders which explains the terms and conditions of the bid. Directors of an issuer whose securities are the subject of a take-over bid are required to evaluate the proposed bid and circulate a directors’ circular indicating whether they recommend to accept or reject the bid or are not making a recommendation regarding the bid. Strict timelines must be adhered to.

Multilateral Instrument 62-104 further requires that whenever a person acquires beneficial ownership of, or control or direction over, voting or equity securities of any class of a reporting issuer or securities convertible into voting or equity securities of any class of a reporting issuer that, together with the person’s securities of that class, would constitute 10% or more of the outstanding securities of that class, the person must file a press release announcing that fact and file an “early warning report” with applicable Canadian securities regulators. An additional news release and report must be filed at each instance the person acquires an additional 2% or more of the outstanding securities or securities convertible into 2% or more of the outstanding securities.

An “issuer bid” is defined in Multilateral Instrument 62-104 to be “an offer to acquire or redeem securities of an issuer made by the issuer to one or more persons.” Similar requirements to a takeover bid exist for issuer bids. Multilateral Instrument 62-104 also contains a number of exemptions to the take-over bid and issuer bid requirements

Other Important Provisions in our Articles of Incorporation and Bylaws

The following is a summary of certain important provisions of our articles of incorporation, as amended, and our bylaws, as amended. Please note that this is only a summary, is not intended to be exhaustive and is qualified in its entirety by reference to our articles of incorporation and bylaws. For further information, please refer to the full version of our articles of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Objects and Purposes of the Company

Our articles of incorporation do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles of incorporation on the business that we may carry on.

Directors

Interested Transactions

The MCA states that a director must disclose to us, in accordance with the provisions of the MCA, the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction.

A director who holds an interest in respect of any material contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless the contract or transaction:

●	relates primarily to the director’s remuneration as a director, officer, employee or agent of us or an affiliate;

●	is for indemnity or insurance otherwise permitted under the MCA; or

●	is with an affiliate.

Remuneration of Directors

The MCA provides that the remuneration of our directors, if any, may be determined by our directors subject to our articles of incorporation and bylaws. That remuneration may be in addition to any salary or other remuneration paid to any of our employees who are also directors.

Age Limit Requirement

Neither our articles of incorporation nor the MCA impose any mandatory age-related retirement or non-retirement requirement for our directors.

Share Ownership

Neither our articles of incorporation nor the MCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.

Quorum

Under our bylaws, the quorum for the transaction of business at a meeting of our board of directors is a majority of the number of directors or the minimum number of directors required by our articles of incorporation or by a resolution of the shareholders.

Borrowing Powers

Pursuant to our bylaw relating to the borrowing powers of our directors, our board of directors may: (i) borrow money upon our credit in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise; (ii) issue debentures or other securities; (iii) sell, pledge or hypothecate debentures or other securities in such amounts as may be deemed expedient; (iv) mortgage, hypothecate, give as security or as guaranty, any or all real property, whether movable or immovable, as well as other rights and undertakings, present or future, of our company, to secure any debenture or other assets, present or future, of our company or for the repayment of all or any money borrowed or to be borrowed or other obligations or liabilities, present or future, of our company.

Action Necessary to Change the Rights of Holders of Our Shares

Our shareholders can authorize the amendment of our articles of incorporation to create or vary the special rights or restrictions attached to any of our shares by passing a special resolution. However, a right or special right attached to any class or series of shares may not be prejudiced or interfered with unless the shareholders holding shares of that class or series to which the right or special right is attached consent by a separate special resolution. A special resolution means a resolution passed by: (1) a majority of not less than two-thirds of the votes cast by the applicable class or series of shareholders who vote in person or by proxy at a meeting or (2) a resolution consented to in writing by all of the shareholders entitled to vote.

Shareholder Meetings

We must hold an annual general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting but no later than six months after the end of our preceding financial year. A meeting of our shareholders may be held anywhere in Canada, as provided in our bylaws or, at a place outside Canada if the place is specified in our articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Our directors may, at any time, call a special meeting of our shareholders. Shareholders holding not less than 5% of our issued voting shares may also cause our directors to call a shareholders’ meeting.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business, must be sent to shareholders, to each director and the auditor not less than 21 days prior to the meeting, although, as a result of applicable securities laws, the time for notice is effectively longer. Under the MCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws requirements are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

A quorum for meetings under our bylaws is one person present and holding, or represented by proxy, 51% of the issued shares entitled to be voted at the meeting. If a quorum is not present at the opening of the meeting, the shareholders may adjourn the meeting to a fixed time and place but may not transact any further business.

Holders of our outstanding common shares are entitled to attend meetings of our shareholders. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our secretary (if any), our auditor and any other persons invited by our chairman or directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Director Nominations

Pursuant to our bylaw relating to the advance notice of nominations of directors, shareholders seeking to nominate candidates for election as directors other than pursuant to a proposal or requisition of shareholders made in accordance with the provisions of the MCA, must provide timely written notice to our corporate secretary. To be timely, a shareholder’s notice must be received (i) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder must be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board of directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. This bylaw also prescribes the proper written form for a shareholder’s notice.

Impediments to Change of Control

Our articles of incorporation do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Compulsory Acquisition

The MCA provides that if, within 120 days after the date of a take-over bid made to shareholders of a corporation, the bid is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the bid relates, the offeror is entitled to acquire (on the same terms on which the offeror acquired shares under the take-over bid) the shares held by those holders of shares of that class who did not accept the take-over bid. If a shareholder who did not accept the take-over bid (a dissenting offeree) does not receive an offeror’s notice, with respect to a compulsory acquisition (as described in the preceding sentence), that shareholder may require the offeror to acquire those shares on the same terms under which the offeror acquired (or will acquire) the shares owned by the shareholders who accepted the take-over bid.

Ownership and Exchange Controls

Competition Act

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner of Competition, or the Commissioner. Further, the Competition Act (Canada) permits the Commissioner to review any acquisition of control over or of a significant interest in us, whether or not it is subject to mandatory notification. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal if it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

Investment Canada Act

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of an investment to establish a new Canadian business by a non-Canadian or of the acquisition by a non-Canadian of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for advance review and approval will be higher in monetary terms for a member of the World Trade Organization. The Investment Canada Act generally prohibits the implementation of such a reviewable transaction unless, after review, the relevant minister is satisfied that the investment is likely to be of net benefit to Canada.

The Investment Canada Act contains various rules to determine if there has been an acquisition of control. For example, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions. The acquisition of a majority of the voting shares of a corporation is deemed to be acquisition of control of that corporation. The acquisition of less than a majority but one-third or more of the voting shares of a corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation.

In addition, under the Investment Canada Act, national security review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada, with the relevant test being whether such an investment by a non-Canadian could be “injurious to national security.” The Minister of Industry has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis.

See “Material United States and Canadian Income Tax Considerations—U.S. Federal Income Taxation Considerations” for additional information regarding the material U.S. federal income tax consequences relating to the ownership and disposition of our common shares by U.S. Holders (as defined thereto).

Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. We cannot predict whether investors will find our company and our common shares less attractive because we are governed by foreign laws.

Listing

Our Common Shares have been approved for listing on the Nasdaq Capital Market under the symbol “LITM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common shares in the United States will be Vstock Transfer, LLC. The address for VStock Transfer, LLC is 18 Lafayette Place, Woodmere, New York, 11598, and the telephone number is 212 828-8436.

MATERIAL UNITED STATES AND CANADIAN INCOME TAX CONSIDERATIONS

Canadian Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares pursuant to this prospectus and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (which we collectively refer to as the Canadian Tax Act), (i) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (ii) deals at arm’s length with us; (iii) is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, common shares in a business or part of a business carried on in Canada; (v) has not entered into, with respect to the common shares, a “derivative forward agreement”, as that term is defined in the Canadian Tax Act and (vi) holds the common shares as capital property (which we refer to as a Non-Canadian Holder). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank”, as that term is defined in the Canadian Tax Act. Such Non-Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

This summary is based on the current provisions of the Canadian Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. It takes into account all specific proposals to amend the Canadian Tax Act and the Canada-United States Tax Convention (1980), as amended, or the Canada-U.S. Tax Treaty, publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (which we refer to as the Proposed Amendments) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder, and no representations with respect to the income tax consequences to any particular shareholder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Canadian Tax Act. The amount of any dividends, capital gains or capital losses realized by a Non-Canadian Holder may be affected by fluctuations in the Canadian exchange rate.

Dividends

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the common shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15% (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of all of the issued voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account. Non-Canadian Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a common share, nor will capital losses arising therefrom be recognized under the Canadian Tax Act, unless (i) the common shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act at the time of disposition; and (ii) the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which includes Nasdaq unless at any particular time during the 60-month period that ends at that time:

●	at least 25% of the issued shares of any class or series of our capital stock was owned by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and

●	more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances, common shares could be deemed to be “taxable Canadian property.”

A Non-Canadian Holder’s capital gain (or capital loss) of a disposition or deemed disposition of common shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Canadian Tax Act) generally will be computed and taxed as though the Canadian Holder were a Resident Holder. Such Non-Canadian Holder may be required to report the disposition or deemed disposition of common shares by filing a tax return in accordance with the Canadian Tax Act. Non-Canadian Holders whose common shares may be taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.

U.S. Federal Income Taxation Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of common shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our common shares pursuant to this prospectus and hold such common shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, currency or securities dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our common shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities. This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences relating to an investment in our common shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our common shares. Persons considering an investment in our common shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although we do not believe that we were a PFIC for the year ending June 30, 2021, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service, or IRS. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2021 taxable year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings.  In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

If we are a PFIC in any taxable year during which a U.S. Holder owns our common shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our common shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our common shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our common shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds our common shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our common shares. If the election is made, the U.S. Holder will be deemed to sell our common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our common shares if such U.S. Holder makes a valid “mark-to-market” election for our common shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”.

Our common shares will be marketable stock so long as they remain listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to our common shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our common shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Consequently, prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to our common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares of a PFIC.

Distributions

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to our common shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

A U.S. Holder receiving a distribution from which the 25% Canadian withholding tax (as described above in “Canadian Income Tax Considerations – Dividends”) has been deducted may be entitled to a foreign tax credit in determining the U.S. Holder’s federal income tax liability for the year in which the distribution is received. The availability of a full or partial foreign tax credit in respect of such Canadian withholding tax is determined under rules of considerable complexity, and the foreign tax credit may not be available in all cases. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the availability of the foreign tax credit with respect to distributions received from which Canadian tax has been withheld at source.

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “—Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on our common shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Canada Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Consequences”, if the U.S.-Canada Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of our Common Shares

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our common shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our common shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our common shares.

Information Reporting

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our common shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

U.S. Holders should consult their own tax advisors regarding the information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated under the laws of the Province of Manitoba, Canada. All of our directors and officers, as well as the certain experts named in the “Experts” section of this prospectus, reside outside of the United States. Service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States. In addition, it may be difficult for an investor, or any other person or entity, to assert United States securities laws claims in original actions instituted in Canada. The Supreme Court of Canada has repeatedly affirmed that the requirements to enforce a foreign judgment are as follows:

●	the judgment of the foreign court must be final and conclusive;

●	the court granting the foreign judgment must have had jurisdiction over the parties and the cause of action;

●	the action to enforce a foreign judgment must have been commenced within applicable limitation periods;

●	the judgment is not contrary to the law, public policy, security or sovereignty of Canada and its enforcement is not incompatible with Canadian concepts of justice or contrary to the laws governing enforcement of judgments; and

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

Foreign judgments enforced by Canadian courts generally will be payable in Canadian dollars. A Canadian court hearing an action to recover an amount in a non-Canadian currency will render judgment for the equivalent amount in Canadian currency.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42th Street, 18th Floor, New York, N.Y. 10168.

PLAN OF DISTRIBUTION

We are registering the common shares previously issued, to permit the resale of these common shares by the selling shareholder of these securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholder of the common shares. The selling shareholder has agreed to bear all fees and expenses incident to our obligation to register the common shares.

With respect to an aggregate of 3,000,000 shares, the selling shareholder has entered into an underwriting agreement dated April 7, 2022, with the underwriters named below for whom ThinkEquity LLC is acting as representative, or the representative. Subject to the terms and conditions of the underwriting agreement, the selling shareholder has agreed to sell to the underwriters, and each underwriter has agreed, severally and not jointly, to purchase, at the public offering price less an underwriting discount of $0.45 per common share, the number of common shares listed next to its name in the following table:

Underwriter	Number of Shares
ThinkEquity LLC	3,000,000
Total	3,000,000

The representative has advised us that the underwriters propose to offer such shares to the public at a public offering price of $6.00 per common share. The underwriters may offer shares to securities dealers at that price less a concession of not more than $0.225 per common share. The underwriters are committed to purchase all common shares offered by the selling shareholder if any are purchased. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, the underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common shares offered by the selling shareholder in this prospectus are subject to various representations and warranties and other customary conditions specified in the underwriting agreement, such as receipt by the representative of officers’ certificates and legal opinions. The selling shareholder has agreed to reimburse the representative for the following out-of-pocket expenses relating to this offering: (a) the fees and expenses of the underwriter’s legal counsel not to exceed $125,000; (b) the $29,500 cost associated with the use of Ipreo’s book building, prospectus tracking and compliance software for this offering; and (c) up to $30,000 of the representative’s actual accountable “road show”, market making and trading, and clearing firm settlement expenses for this offering.

We and the selling shareholder have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the common shares subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of legal matters by its counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states, the common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification requirement is available and is complied with.

The selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares by the selling shareholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

The selling shareholder has agreed to pay all expenses of the registration of the common shares, estimated to be $76,999.54 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws. The selling shareholder will also pay all underwriting discounts and selling commissions, if any.

EXPENSES RELATED TO THIS OFFERING

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by the selling shareholder. With the exception of the SEC registration fee, all amounts are estimates and may change:

SEC registration fee	$1,999.54
Printer fees and expenses	$10,000.00
Legal fees and expenses	$40,000.00
Accounting fees and expenses	$10,000.00
Miscellaneous	$15,000.00
Total	$76,999.54

LEGAL MATTERS

Certain legal matters concerning this prospectus will be passed upon for us by Bevilacqua PLLC. The validity of the common shares offered in this offering and certain other legal matters as to Canada law will be passed upon for us by Thompson Dorfman Sweatman LLP. Bevilacqua PLLC may rely upon Thompson Dorfman Sweatman LLP with respect to matters governed by Canadian law. The underwriter is being represented by Loeb & Loeb LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of June 30, 2020 and 2021 and for the years then ended included in this prospectus have been audited by DeVisser Gray LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of DeVisser Gray LLP are located at 401-905 West Pender Street, Vancouver, BC V6C 1L6.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and the common shares.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at https://snowlakelithium.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

FINANCIAL STATEMENTS

Snow Lake Resources Ltd.

Consolidated Financial Statements

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Snow Lake Resources Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Snow Lake Resources Ltd. (“the Company”), which comprise the consolidated statements of financial position as at June 30, 2021 and 2020 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2021 and 2020 and its financial performance and its cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that there are material uncertainties that cast significant doubt about the going concern assumption. The Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS

/s/ De Visser Gray LLP

De Visser Gray LLP

Vancouver, Canada

October 15, 2021

We have served as the Company’s auditor since 2019.

SNOW LAKE RESOURCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

Years ended June 30,	Note	2021	2020
		$	$
Assets
Current
Cash		318,844	143,089
Prepaids and deposits		67,973	794
Sales tax receivable		10,644	10,597
		397,461	154,480
Non-current
Exploration and evaluation assets	4	5,730,224	5,396,879

Total assets		6,127,685	5,551,359

Liabilities
Current
Accounts payable		262,125	125,786
Due to related parties	7	279,642	217,948
Convertible debentures	5	423,139	-
Derivative liability - convertible debentures conversion feature	5	409,913	-
		1,374,819	343,734
Shareholders’ Equity
Share capital	6	5,750,252	5,745,369
Reserves	6	1,274,138	1,181,344
Deficit		(2,271,524)	(1,719,088)
Total shareholders’ equity		4,752,866	5,207,625

Total liabilities and shareholders’ equity		6,127,685	5,551,359

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 12)
Subsequent event (Note 14)

Approved on behalf of the Board of Directors on October 15, 2021:

“Louie Simens”	“Nachum Labkowski”
Louie Simens, Director	Nachum Labkowski, Director

The accompanying notes are an integral part of these consolidated financial statements.

SNOW LAKE RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

Years ended June 30,	Note	2021	2020
		$	$
Expenses
Bank fees and interest		2,084	2,669
Consulting fees		34,399	43,255
Director and officer consulting fees		200,858	118,700
General and administrative		8,254	20,626
Interest expense and accretion	5	140,264	-
Amortization of transaction costs	5	13,284	-
Professional fees		174,211	57,272
Transfer agent and regulatory fees		22,244	3,885
Travel expenses		-	957
		(595,598)	(247,364)
Other income (loss)
Foreign currency loss		(254)	(6,001)
Recovery of accounts payable		10,740	-
Gain on change in fair value of derivative liability	5	32,676	-
Recovery of flow through share liability	6(f)	-	71,249

Loss and comprehensive loss for the year		(552,436)	(182,116)

Weighted average number of shares outstanding
Basic and diluted		13,008,669	13,007,995

Loss per share
Basic and diluted
		$(0.04)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

SNOW LAKE RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars, except number of shares)

		Share Capital		Reserves				Total
		Common	Issued		Stock	Total	Accumulated	shareholders’
	Note	shares *	capital	Warrant	options	Reserves	losses	equity
		#	$	$	$	$	$	$
Balance at June 30, 2019		13,007,956	5,745,215	26,480	1,154,905	1,181,385	(1,536,972)	5,389,628
Loss for the period		-	-	-	-	-	(182,116)	(182,116)
Warrants exercised	6(d)	$50	154	(41)	-	(41)		113
Balance at June 30, 2020		13,008,006	5,745,369	26,439	1,154,905	1,181,344	(1,719,088)	5,207,625
Warrants exercised		2,170	4,883	-	-	-	-	4,883
Convertible debenture warrants		-	-	90,769	-	90,769	-	90,769
Convertible debenture finder’s warrants		-	-	2,025		2,025		2,025
Loss for the period			-	-	-	-	(552,436)	(552,436)
Balance at June 30, 2021		13,010,176	5,750,252	119,233	1,154,905	1,274,138	(2,271,524)	4,752,866

*	The Company’s completed a 5:1 share consolidation on October 7, 2021. Shares, warrants and options presented in the consolidated financial statements are presented on a post-consolidation basis.

The accompanying notes are an integral part of these consolidated financial statements.

SNOW LAKE RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

Years ended June 30,	2021	2020
	$	$
Cash flows used in operating activities
Loss for the year	(552,436)	(182,116)
Adjustments for items not involving cash:
Write-off of exploration and evaluation assets	-	-
Recovery of accounts payable	(10,740)	-
Interest expense and accretion	140,264	-
Amortization of transaction costs	13,284	-
Gain on change of fair value of derivative liability	(32,676)	-
Recovery of flow through share liability	-	(71,249)
Foreign exchange	-	2,675
Net changes in non-cash working capital:
Prepaids and deposits	(67,179)	17,357
Sales tax receivable	(47)	16,034
Accounts payable	84,360	(52,992)
Due to related party	61,694	12,310
	(363,476)	(257,981)
Cash flows used in investing activities
Payments for exploration and evaluation assets	(270,652)	(196,928)
	(270,652)	(196,928)
Cash flows provided by (used in) financing activities
Loan from Nova Minerals Limited	-	(1,114)
Proceeds from the exercise of warrants	4,883	113
Proceeds from issuance of convertible debentures	805,000	-
	809,883	(1,001)
Net increase (decrease) in cash	175,755	(455,910)
Cash, beginning of the year	143,089	598,999
Cash, end of the year	318,844	143,089

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

Snow Lake Resources Ltd. (“Snow Lake” or the “Company”) was incorporated under the Canada Business Corporations Act on May 25, 2018. The corporate and principal place of business is 242 Hargrave St. #1700, Winnipeg, Manitoba, R3C 0V1 Canada. The Company is a Canadian natural resource exploration company engaged in the exploration and development of mineral resources through the subsidiaries:

i.	Snow Lake Exploration Ltd. (“SLE”)

ii.	Snow Lake (Crowduck) Ltd. (“SLC”)

iii.	Thompson Bros Lithium Pty Ltd. (formerly Manitoba Minerals Pty Ltd.) (“Thompson Bros”)

In this report, Snow Lake and the subsidiaries it controlled are referred to as “the Group”.

On March 7, 2019, Snow Lake and Nova Minerals Ltd. (“Nova”), a related party, entered into a share sale agreement (the “Agreement”), whereby Snow Lake acquired all 100,000,000 of the issued and outstanding shares of Thompson Bros Lithium Pty Ltd (“Thompson Bros”), formerly Manitoba Minerals Pty Ltd (“Manitoba Minerals”)., a wholly owned subsidiary of Nova as part of a group restructuring.

On February 9, 2021, Thompson Bros was dissolved.

For the year ended June 30, 2021, the Company had not yet placed any of its mineral properties into production, the Company incurred a net loss of $552,436 (June 30, 2020 - $182,116). As of June 30, 2021, the Company had a deficit (accumulated losses) of $2,271,524 (June 30, 2020 - $1,719,088) and current liabilities in excess of current assets of $977,358 (June 30, 2020 – current liabilities in excess of current assets of $189,254). There is no certainty that additional financing at terms that are acceptable to the Company will be available, and an inability to obtain financing would have a direct impact on the Company’s ability to continue as a going concern.

These conditions indicate a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

These financial statements do not reflect the adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

NOTE 2 – BASIS OF PRESENTATION

(a)	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), effective for the financial year ended June 30, 2021. IFRS include International Accounting Standards (“IAS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on October 15, 2021.

(b)	Basis of measurement

These financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities which are measured at fair value, or amortized cost, as applicable. The presentation currency is the Canadian dollar; therefore, all amounts are presented in Canadian dollars unless otherwise noted.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 2 – BASIS OF PRESENTATION (continued)

(c)	Significant accounting judgements and key sources of estimate uncertainty

The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Significant judgments exercised in applying accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in the financial statements are as follows:

i.	Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company’s ability to source future operations and continue as a going concern involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption were not appropriate for the financial statements, then adjustments to the carrying value of assets and liabilities, the reported expenses and the statement of financial position would be necessary (Note 1).

ii.	Functional currency

The functional currency for the Company is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency is the Canadian dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

During the year, the Company assessed Thompson Bros operating environment and concluded its functional currency should be the Canadian dollar. The main factor for change was the tendency of the entity to incur exploration expenditures in the Canadian dollar rather than the Australian dollar. The Company identified March 7, 2019, to be the date of transition.

iii.	Economic recoverability of future economic benefits of exploration and evaluation assets

Management has determined that exploration and evaluation assets and related costs incurred, which have been recognized on the statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

i.	Provisions

Provisions recognized in the financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 2 – BASIS OF PRESENTATION (continued)

ii.	Convertible debt

The Company presents convertible debt separately in its debt and equity components on the consolidated statement of financial position. The fair value of a compound instrument at issuance is assigned to its respective debt and equity components. If the debt is convertible into equity on a fixed-for-fixed basis, the fair value of the debt component is established first with the equity component being determined by the residual amount. If the debt is convertible on a variable basis based on changes in variables affecting calculation of the conversion price, the conversion feature is first valued at fair value, with the residual amount being allocated to the loan liability and, where applicable, to warrants issued to debenture holders, which are recorded to reserves.

iii.	Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and apply those findings to the Company’s transactions.

iv.	Equity-settled share-based payments

Share-based payments are measured at fair value. Options and finder’s warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

(a)	Foreign currency translation

The financial statements of the Company are prepared in its functional currency, determined on the basis of the primary economic environment in which the entity operates. Given that operations are in Canada, the presentation and functional currency of the Company is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the statements of loss and comprehensive loss for the period in which they arise.

(b)	Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the consolidated entity’s normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

A liability is classified as current when: it is either expected to be settled in the consolidated entity’s normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

(c)	Cash

Cash consist of cash on hand, and deposits held with banks.

(d)	Exploration and evaluation assets

Title to exploration and evaluation assets including mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all its mineral properties and, to the best of its knowledge title to all its properties are in good standing.

The Company accounts for exploration and evaluation assets in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”). Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation are recognized and capitalized, in addition to the acquisition costs. These expenditures include but are not limited to acquiring licenses, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling and payments made to contractors and consultants in connection with the exploration and evaluation of the property. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Acquisition costs incurred in obtaining legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral properties. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of the estimated recoverable amount, are written off to the statement of loss and comprehensive loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered a mine under development. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

(e)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Impairment of assets

At each reporting date, the Company reviews the carrying amounts of its assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than it carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the statement of loss and comprehensive loss.

(g)	Impairment of non-financial assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

(h)	Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortised cost and are not discounted. The amounts are unsecured.

(i)	Convertible debt

If convertible debt can be converted to equity at a fixed conversion rate at the option of the holder, the liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The conversion component is initially valued at fair value based on generally accepted valuation techniques, with the residual value of the convertible debt allocated to loan liability and warrant components. Subsequent to initial recognition, the liability component of a convertible debenture is measured at amortized cost using the effective interest method and accreted to face value over the term of the convertible debenture.

If convertible debt is convertible to equity at a variable conversion rate, where the quantity of shares or units into which the debt is convertible varies based on changes in variables affecting calculation of the conversion price, the value of the conversion component is first calculated and classified as a derivative liability, with the residual value allocated to the loan liability component, which is recognized as a liability and, where applicable, to warrants issued to debenture holders, which are recognized in reserves. Subsequent to initial recognition, the liability component of a convertible debenture is measured at amortized cost using the effective interest method and accreted to face value over the terms of the convertible debenture. The conversion component of the convertible debentures is remeasured to fair value at the end of each reporting period using the Black Scholes valuation model, with gains or losses on remeasurement recognized in income and loss.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

Any difference between the proceeds (net of transaction costs) and the redemption value is recognized as an adjustment to accretion expense over the period of the borrowings using the effective interest method.

Convertible debt is classified as current liability unless the Company has an unconditional right to defer settlement of the liability, or a portion of the liability, for at least 12 months after the reporting date.

(j)	Share capital

Common shares are classified as share capital. Costs directly attributable to the issue of common shares are recognized as a deduction from share capital, net of any tax effects.

(k)	Warrants

Share purchase warrants are classified as a component of equity. Share purchase warrants issued along with shares in an equity unit financing are measured using the residual approach, whereby the fair value of the warrant is determined after deducting the fair value of the shares from the unit price less applicable financing costs. Share purchase warrants issued for broker/financing compensation, are recognized at the fair value using the Black-Scholes option pricing model at the date of issue. Share purchase warrants are initially recorded as a part of warrant reserves in equity at the recognized fair value. Upon exercise of the share purchase warrants the previously recognized fair value of the warrants exercised is reallocated to share capital from warrant reserves. The proceeds generated from the payment of the exercise price are also allocated to share capital.

(l)	Flow-through shares

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the year is disclosed separately.

The issuance of flow-through common shares results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sales of such common shares being transferred to the purchasers of the shares. On the issuance of such shares, the Company bifurcates the flow-through shares into a flow-through share premium, equal to the estimated fair value of the premium that investors pay for the flow-through tax feature, which is recognized as a liability, and equity values of share capital and/or warrants. As the related exploration expenditures are incurred, the Company derecognizes the premium liability and recognizes the related recovery.

(m)	Income taxes

Income tax reported in the statement of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes any adjustments to tax payable or recoverable with regards to previous periods.

Deferred income tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

(n)	Financial instruments

The following are the Company’s accounting policies under IFRS 9:

Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. Such assets are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on both the business model within which such assets are held and the contractual cash flow characteristics of the financial asset unless, an accounting mismatch is being avoided.

Financial assets are derecognised when the rights to receive cash flows have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership. When there is no reasonable expectation of recovering part or all of a financial asset, it’s carrying value is written off.

Impairment of financial assets

The consolidated entity recognises a loss allowance for expected credit losses on financial assets which are either measured at amortised cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the consolidated entity’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset’s lifetime expected credit losses. The amount of expected credit loss recognised is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss.

Financial liabilities

Where the fair value option is taken for financial liabilities, the part of a fair value change relating to the Company’s own credit risk is recorded in other comprehensive income rather than in profit or loss, unless this creates an accounting mismatch. Financial liabilities are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. The diluted loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding on a diluted basis. The weighted average number of shares outstanding on a diluted basis takes into account the additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period.

(p)	Comprehensive loss

Other comprehensive loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive loss comprises net loss and other comprehensive loss. Foreign currency translation differences arising on translation of foreign subsidiaries in functional currencies other than the reporting currency would also be included in other comprehensive loss.

(q)	Changes in accounting policies

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases (“IFRS 16”) which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value.

The Company adopted IFRS 16 effective July 1, 2019. As the Company does not have any material lease agreements, the adoption of this standard did not materially impact the financial statements.

(r)	Accounting standards issued but not yet effective

There are no accounting standards issued but not yet effective that are expected to have a material impact on the financial statements.

NOTE 4 – EXPLORATION AND EVALUATION ASSETS

Changes in the Company’s exploration and evaluation assets during the years ended June 30, 2021 and 2020 are reconciled as follows:

Years ended June 30,	2021	2020
Balance beginning of the year	$5,396,879	$5,174,451
Exploration and evaluation expenditures	333,345	222,428
Balance end of the year	$5,730,224	$5,396,879

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 5 – CONVERTIBLE DEBENTURES AND DERIVATIVE LIABILITY

In February 2021, the Company issued convertible debt (the “Debentures”) for a total of $865,263 (the “Subscribed Amount”). The Debentures were sold at a discount of approximately 5% for proceeds of $805,000, net of a $15,000 cash commission.

Under the terms of the Agreement, the Subscribed Amount plus interest accrued, at a rate which should be the higher of (i) 12% per annum or (ii) Wall Street Prime Rate (currently approximately 3.3%) + 7%, is convertible, at the option of the Debenture holder, into common shares of the Company at a price that is the lesser of (i) $1.25 per share or (ii) a 20% discount to the price of a Liquidity Transaction (defined below). The conversion feature expires (the “Expiry Date”) on the earlier of twenty-four months from execution, or the closing of a registered public offering (the “Liquidity Transaction”).

In the event of a default, interest accrues at the lesser of (i) 24% per annum or (ii) the maximum legally authorized rate. The Company has the right to repay the note prior to maturity at 110% of the then outstanding principal and interest. The Company must provide 30 days’ notice and the Lender shall have the right to convert prior to the 30-day notice expiration.

The remaining undiscounted principal balance outstanding of the Debentures as at June 30, 2021 was $865,263.

The Company determined the fair value of the conversion feature component upon initial recognition was $442,589. The residual $362,411 value of the $805,000 net proceeds received was allocated on a pro-rata basis between the debt component ($271,642) and the warrants component ($90,769) based on their relative fair values. The debt component was discounted at a rate of 20% and 346,104 subscriber warrants were valued using the Black Scholes valuation model, using the following assumptions: expected life: 2.5 years; volatility: 70%; dividend yield: nil; risk-free rate: 0.18% - 0.22%, market price: $1.50; and exercise price of $1.50. The Company recognized $101,565 of accretion expense relating to accreting the debt component of the Debentures up to their principal value and $38,699 of cash interest payable.

The Company incurred $24,507 in transaction costs pursuant to issuing the Debentures, including paying a $15,000 cash commission, issuing 15,000 finder’s warrants exercisable at $1.50 for the earlier of (i) 60 months from the grant date or (ii) 24 months from the Company completing a listing on a Canadian stock exchange and $27 in bank charges. These costs, along with the $45,263 discount, are being amortized over the term of the Debentures. During the year ended June 30, 2021, the Company amortized $13,284 of transaction costs and discount in the statement of loss and comprehensive loss, including $2,025 recorded to the warrants reserve for the value of the finder’s warrants allocated to the warrants component. The 15,000 finder’s warrants were valued using the Black Scholes valuation model, using the following assumption: expected life: 2.5 years; volatility: 70%; dividend yield: nil; risk-free rate: 0.18% - 0.22%, market price: $1.50; and exercise price of $1.50.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 5 – CONVERTIBLE DEBENTURES AND DERIVATIVE LIABILITY (continued)

The following schedule describes the break-down of the components of the debenture and allocations to each of its components:

		Derivative
		liability- convertible	Warrants value	Interest
	Convertible	debentures conversion	recorded to warrants	expense and
	debentures	feature	reserve	accretion
	$	$	$	$
Balance - June 30, 2019 and 2020	-	-	-	-
Principal value of convertible debentures	865,263	-	-	-
Discount on proceeds received	(45,263)	-	-	-
Cash commission	(15,000)	-	-	-
Allocation to conversion feature	(442,589)	442,589	-	-
Allocation to warrants	(90,769)	-	90,769	-
Value at initial recognition	271,642	442,589	90,769	-
Accretion expense	101,565	-	-	101,565
Interest expense	38,699	-	-	38,699
Amortization of transaction costs	11,233	-	2,025	-
Gain on change in fair value of conversion feature derivative liability	-	(32,676)	-	-
Balance - June 30, 2021	423,139	409,913	92,794	140,264

NOTE 6 – SHARE CAPITAL AND RESERVES

(a)	Authorized

Unlimited number of voting common shares without par value.

Unlimited preferred shares.

(b)	Issued Share Capital

During the years ended June 30, 2021 and June 30, 2020, the Company had the following movements in common shares:

		Issue	Issued
	Shares	price	capital
	#	$	$
Balance – June 30, 2019	13,007,956		5,745,215
Warrants exercised	50	3.08	154

Balance – June 30, 2020	13,008,006		5,745,369
Warrants exercised	2,170	2.25	4,883

Balance – June 30, 2021	13,010,176		5,750,252

(c)	Common Share Transaction Details

The Company had the following common share transactions during the years ended June 30, 2021 and 2020:

●	On February 11, 2020, the Company issued 250 common shares pursuant to the exercise of warrants for proceeds of $154. Upon exercise of these warrants, $41 was reclassified from reserves to share capital.

●	During March 2021, the Company issued 2,170 common shares pursuant to the exercise of warrants for proceeds of $4,883.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 6 – SHARE CAPITAL AND RESERVES (continued)

(d)	Warrants

The following table summarizes common share purchase warrants issued and outstanding as at June 30, 2021:

		Balance				Balance
	Exercise	June 30,				June 30,
Grant Date	Price	2020	Granted	Exercised	Exercised	2021
November 29, 2018 (1)	$1.50	400,000	-	-	-	400,000
December 3, 2018 (2)	$1.25	32,000	-	-	-	32,000
December 31, 2018 (3)	$2.25	71,427	-	-	-	71,427
March 18, 2019 (4)	$2.25	32,502	-	(2,170)	(30,332)	-
February 8, 2021 (4)	$1.50		198,734	-	-	198,734
February 8, 2021 (5)	$1.50		15,000	-	-	15,000
February 22, 2021 (4)	$1.50		147,364	-	-	147,364
Total		535,929	361,098	(2,170)	(30,332)	864,525

(1)	The expiry date of the warrants is variable based on the occurrence of the Company going public and listing on a Canadian stock exchange. Accordingly, the expiry date of the warrants is the earlier of:

●	60 months from the grant date; or

●	24 months from the Company completing a listing on a Canadian stock exchange.

(2)	The expiry date of these broker warrants is variable based on the occurrence of the Company going public and listing on a Canadian stock exchange. Accordingly, the expiry date of the warrants is the earlier of:

●	60 months from the grant date; or

●	24 months from the Company completing a listing on a Canadian stock exchange.

(3)	The expiry date of these warrants was March 15, 2021.

(4)	The expiry date of these warrants is variable based on the occurrence of the Company going public and listing on a Canadian stock exchange. Accordingly, the expiry date of the warrants is the earlier of:

●	60 months from the grant date; or

●	24 months from the date the Company achieves a public offering of the common shares and such common shares are freely tradable.

(5)	The expiry date of these broker warrants is variable based on the occurrence of the Company going public and listing on a Canadian stock exchange. Accordingly, the expiry date of the warrants is the earlier of:

●	60 months from the grant date; or

●	24 months from the date the Company achieves a public offering of the common shares and such common shares are freely tradable.

As part of the convertible debentures issued in February 2021, the Company issued 346,104 warrants to subscribers of the debentures. Debenture holders were eligible to receive such number of common shares purchase warrants equal to half of the number of common shares issuable upon conversion of the debenture at the initial conversion price ($1.25). Each warrant is exercisable into one common share at an exercise price of $1.50 per warrant until the earlier of (i) 60 months from the grant date or (ii) 24 months from the Company completing a listing on a Canadian stock exchange. These warrants were valued at $90,769, recorded to the warrants reserve after allocating, on a pro-rata basis, the $362,411 residual value of the Debentures between the debt and warrants components after the initial allocation of $442,589 of the $805,000 net proceeds received to the conversion feature.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 6 – SHARE CAPITAL AND RESERVES (continued)

The Debenture warrants were valued using the Black Scholes valuation model, using the following assumptions: expected life: 2.5 years; volatility: 70%; dividend yield: nil; risk-free rate: 0.18% - 0.22%, market price: $1.50; and exercise price of $1.50. The Company recognized $101,565 of accretion expense relating to accreting the debt component of the Debentures up to their principal value and $38,699 of cash interest payable. $2,025 of Debenture transaction costs was recorded to the warrants reserve in amortizing the value of transaction costs allocated to the warrants component of the Debentures.

15,000 Debenture finder’s warrants exercisable on the same terms as the Debenture warrants were valued at $9,480 using the Black Scholes valuation model, using the following assumptions: expected life: 2.5 years; volatility: 70%; dividend yield: nil; risk-free rate: 0.18% , market price: $1.50; and exercise price of $1.50. The value of these warrants allocated to loan liability transaction costs is being amortized in the statement of loss and comprehensive loss in accreting up the carrying value of the Debenture loan liability to its principal balance and the value allocated to Debenture warrants transaction costs is being amortized to the warrants reserve over the term of the Debentures.

On March 15, 2021, 30,332 warrants exercisable at $2.25 expired unexercised. The estimated fair value of these warrants when granted was $Nil.

In March 2021, 2,170 warrants exercisable at $2.25 were exercised for net proceeds of $4,883. The estimated fair value of these warrants when granted was $Nil.

(e)	Stock Options

The following table summarizes the stock options issued and outstanding as at June 30, 2021 and 2020:

		Weighted
	Number of	average
	stock	exercise
	options	price
	#	$
Balance at June 30, 2019 (1)	1,040,000	2.50
Option cancelled	(220,000)	2.50
Balance at June 30, 2020 (1)	820,000	0.50
Options cancelled (2)	(160,000)	2.50
Options reinstated (2)	160,000	2.50
Balance at June 30, 2021 (1)	820,000	2.50

(1)	The options vested on issuance and have an expiry date of May 24, 2023.

(2)	160,000 options were cancelled and reinstated as a result of the resignation and reincorporation of a director.

As at June 30, 2021, the weighted average remaining contractual life of the stock options is 1.90 years (June 30, 2020 - 2.90 years).

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 6 – SHARE CAPITAL AND RESERVES (continued)

(f)	Flow-Through Shares

Flow-through share arrangements involve resource expenditure deductions for income tax purposes which are renounced to purchasers of common shares in accordance with income tax legislation. Each flow-through share entitles the holder to a 100% tax deduction in respect of qualifying Canadian Exploration Expenses (“CEE”) as defined.

The value of the flow-through share liability was determined using the residual value method, after determining the fair value of the common shares and common shares purchase warrants attached to the Flow-Through Share Unit Financing. The Flow-Through Share Unit Financing premium established the flow-through share liability value at $71,249 as at June 30, 2019.

During the year ended June 30, 2020, the Company satisfied all of its flow-through obligations and recognized a recovery on the statement of loss and comprehensive loss for the full amount of the flow-through share liability.

NOTE 7 – RELATED PARTY TRANSACTIONS

(a)	Related Party Transactions

The Company incurred charges to directors and officers, or to companies associated with these individuals, which are included in the following categories, during the year ended June 30, 2021 and 2020:

Years ended June 30,	2021	2020
Directors & officers consulting fees	$200,858	$100,500
Exploration and evaluation expenditures	48,000	57,243
	$248,858	$157,743

Management consulting fees are paid to companies controlled by the Chief Executive Officer (“CEO”), the President, the Chief Financial Officer (“CFO”) and the Chief Operating Officer (“COO”).

(b)	Related Party Balances

All related party balances payable, for services and business expense reimbursements rendered as at June 30, 2021 and 2020, are non-interest bearing and payable on demand, and are comprised of the following:

Balance at June 30,	2021	2020
Payable to Nova Minerals	$236,402	$205,648
Payable to officers & directors	43,240	12,300
	$279,642	$217,948

NOTE 8 – SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the years ended June 30, 2021 and June 30, 2020 were as follows:

	June 30, 2021	June 30, 2020
	$	$
Exploration and evaluation assets in accounts payable	117,015	54,322
	117,015	54,322

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 9 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Classification and measurement changes

As at June 30, 2021, the Company’s financial instruments consist of cash, accounts payable, convertible debentures, amounts due to related parties and derivative liability. Cash, accounts payable and due to related party are designated as at amortized cost, while convertible debentures are initially measured at fair value, then amortized using the effective interest rate method and the derivative liability relating to the conversion feature of the convertible debentures is measured at fair value through profit and loss.

(b)	Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements for financial assets and liabilities recorded at fair value, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of hierarchy are:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

As at June 30, 2021, the Company believes that the carrying values of cash, accounts payable, convertible debentures, derivative liability – convertible debentures conversion feature and due to related parties approximate their fair values because of their nature and relatively short maturity dates or durations.

(c)	Financial Instruments Risk

The Company’s financial instruments are exposed in varying degrees to a variety of financial risks. The Board approves and monitors the risk management processes:

(i)	Credit risk:

Credit risk exposure primarily arises with respect to the Company’s cash and receivables. The risk exposure is limited because the Company places its instruments in banks of high credit worthiness within Canada and continuously monitors the collection of other receivables.

(ii)	Liquidity risk:

Liquidity risk is the risk that the Company cannot meet its financial obligations as they become due. The Company’s approach to managing liquidity is to ensure as far as possible that it will have sufficient liquidity to settle obligations and liabilities when they become due. As at June 30, 2021, the Company had cash of $318,844 (June 30, 2020 - $143,089) and a working capital deficiency of $977,358 (June 30, 2020 – $189,254) with total liabilities of $1,374,819 (June 30, 2020 - $343,734).

(iii)	Market risk:

a.	Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. A change of 100 basis points in the interest rates would not be material to the financial statements.

b.	Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. Assuming all other variables constant, an increase or a decrease of 10% of the Australian dollar against the Canadian dollar, the net loss of the Company and the equity for the year ended June 30, 2021 would have varied by a negligible amount.

c.	The Company had no hedging agreements in place with respect to foreign exchange rates.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 10 – CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern such that it can provide returns for shareholders and benefits for other stakeholders. The management of the capital structure is based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities, issue debt instruments or return capital to its shareholders. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

NOTE 11 – SEGMENT INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and devaluation of mineral properties located in Canada. At June 30, 2021, all of the Company’s operating and capital assets are located in Canada.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

a.	The Company only undiscounted liabilities are accounts payable and accrued liabilities and amounts due to related parties, which are due within one year and as at June 30, 2021 totaled $541,767 (June 30, 2020 – $125,786).

b.	On December 2, 2020, the Company entered into a consulting agreement with its CEO, cancellable on three-months’ notice. As part of his remuneration package, the Company’s CEO is entitled to the following compensation:

●	US$15,000 signing fee;

●	US$10,000 retainer per month; and

●	240,000 Restricted Shares Units, to be awarded upon the achievement of the following targets:

o	50,000 Restricted Share Units (“performance Shares”) to be awarded on completion of an initial assessment of Thompson Brothers Lithium property;

o	70,000 Restricted Share Units to be awarded upon increasing the Thompson Brothers Lithium resource to above 12Mt lithium at or above 1% Li20 and at or above a cutoff grade of 0.4% Li20;

o	120,000 Restricted Share Units to be awarded upon successful IPO.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

NOTE 13 – INCOME TAXES

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to net income before income taxes. The statutory rate was 27% (2020 – 27%) for the years ended June 30, 2021 and 2020.

	June 30,	June 30,
	2021	2020
	$	$
Loss before income taxes	552,436	182,116
Combined federal and provincial statutory income tax rates	27%	27%
Income tax recovery at statutory rates	149,158	49,171
Non-deductible differences	(7,310)	18,711
Change in unrecognized deductible temporary differences	(141,848)	(67,882)
Total income tax recovery	-	-

Unrecognized deductible temporary differences

The income tax benefit of the following deductible temporary differences has not been recorded in these financial statements because of the uncertainly of their recovery:

	June 30,	June 30,
	2021	2020
	$	$
Non-capital losses carried forward	300,805	169,751
Exploration and evaluation assets	(109,447)	(60,266)
Other items	15,278	5,409
	206,636	114,894

Non-capital losses carried forward

The Company has non-capital tax losses available to reduce taxes in future years of approximately $1,114,000 (2020 – $629,000). These losses have expiry dates between 2038 and 2041.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

NOTE 14 – SUBSEQUENT EVENT

On October 7, 2021, the Company completed a consolidation of its share capital on the basis of one new common share for every five pre-consolidation common shares.

Snow Lake Resources Ltd.

Condensed Consolidated Interim Financial Statements

For the Three and Six months Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

(UNAUDITED)

SNOW LAKE RESOURCES LTD.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

		December 31,	June 30,
	Note	2021	2021
		$	$
Assets
Current
Cash		30,779,336	318,844
Prepaids and deposits	5	1,253,756	67,973
Sales tax receivable		53,156	10,644
		32,086,248	397,461
Non-current
Exploration and evaluation assets	6	6,169,715	5,730,224
Total assets		38,255,963	6,127,685

Liabilities
Current
Accounts payable		391,224	262,125
Loan payable	7	782,423	-
Due to related party	11	249,570	279,642
Convertible debentures	8(a)	-	423,139
Derivative liability	8(d)	626,665	409,913
		2,049,882	1,374,819

Shareholders’ Equity
Share capital	9	37,925,083	5,750,252
Reserves	9	2,965,180	1,274,138
Deficit		(4,684,182)	(2,271,524)
Total shareholders’ equity		36,206,081	4,752,866

Total liabilities and shareholders’ equity		38,255,963	6,127,685

Nature of operations (Note 1)

Commitments and contingencies (Note 14)

Subsequent event (Note 15)

Approved on behalf of the Board of Directors on March 31, 2022:

“Louie Simens”	“Nachum Labkowski”
Louie Simens, Director	Nachum Labkowski, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

Expressed in Canadian Dollars)

		Three months		Six months
Periods ended December 31,	Note	2021	2020	2021	2020
		$	$	$	$
Expenses
Bank fees and interest		3,284	354	4,077	557
Consulting fees		64,071	15,650	82,771	24,650
Director and officer consulting fees		173,671	45,593	238,102	71,093
General and administrative		10,616	385	32,118	6,593
Interest expense and accretion on convertible debenture	8(a)	31,979	-	126,884	-
Other interest and charges	7 & 11	28,207	-	28,207	-
Insurance		96,656	-	98,299	-
Amortization of transaction cost	8(a)	41,645	-	50,618	-
Professional fees		378,133	1,372	393,811	5,897
Share-based payments		1,713,160	-	1,713,160	-
Transfer agent and regulatory fees		129,235	-	139,491	-
Travel expenses		18,281	-	18,281	-
		(2,688,938)	(63,354)	(2,925,819)	(108,790)
Other income (loss)
Foreign currency		19,778	5,031	18,198	5,031
Government grants	10	30,995	-	30,995	-
Gain on change in fair value of derivative liability	8(d)	438,340	-	463,968	-
Loss and comprehensive loss for the period		(2,199,825)	(58,323)	(2,412,658)	(103,759)

Weighted average number of shares outstanding
Basic and diluted		14,876,909	13,008,014	13,943,543	13,008,014

Loss per share
Basic and diluted		$(0.15)	$(0.00)	$(0.17)	$(0.01)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars, except number of shares)

		Share Capital		Reserves				Total
	Note	Common shares *	Issued capital	Warrant	Stock options	Total Reserves	Accumulated losses	shareholders’ equity
			$	$	$	$	$	$
Balance at June 30, 2020		13,008,006	5,745,369	26,439	1,154,905	1,181,344	(1,719,088)	5,207,625
Loss for the period		-	-	-	-	-	(103,759)	(103,759)
Balance at December 31, 2021		13,008,006	5,745,369	26,439	1,154,905	1,181,344	(1,822,847)	5,103,866
Warrants exercised		2,170	4,883	-	-	-	-	4,883
Convertible debenture warrants		-	-	90,769	-	90,769	-	90,769
Convertible debenture finder’s warrants		-	-	2,025	-	2,025	-	2,025
Loss for the period		-	-	-	-	-	(448,677)	(448,677)
Balance at June 30, 2021		13,010,176	5,750,252	119,233	1,154,905	1,274,138	(2,271,524)	4,752,866
Issued on IPO		3,680,000	34,988,520	-	-	-	-	34,988,520
Share issue cost		-	(3,932,926)	-	-	-	-	(3,932,926)
Convertible debenture finder’s warrants		-	-	2,743	-	2,743	-	2,743
Warrants exercised		159,736	264,581	(24,861)	-	(24,861)	-	239,720
Shares issued on convertion of convertible debt		751,163	854,656	-	-	-	-	854,656
Shared-based payments		-	-	-	1,713,160	1,713,160	-	1,713,160
Loss for the period		-	-	-	-	-	(2,412,658)	(2,412,658)
Balance at December 31, 2021		17,601,075	37,925,083	97,115	2,868,065	2,965,180	(4,684,182)	36,206,081

*	The Company’s completed a 5:1 share consolidation on October 7, 2021. Shares, warrants, and options in the consolidated financial statements are presented on a post-consolidation basis.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

Six months ended December 31,	2021	2020
	$	$
Cash flows used in operating activities
Loss for the period	(2,412,658)	(103,759)
Adjustments for items not involving cash:
Recovery of flow through share liability	-	-
Interest expense and accretion	126,884	-
Amortization of transaction cost	50,618	-
Share-based payments	1,713,160	-
Gain on change in fair value of derivative liability	(463,968)	-
Net changes in non-cash working capital:
Prepaids and deposits	(1,185,783)	-
Sales tax receivable	(42,512)	104
Accounts payable	13,750	(34,103)
Due to related party	(30,072)	61,227
	(2,230,581)	(76,531)

Cash flows used in investing activities
Payments for exploration and evaluation assets	(324,142)	(46,965)
	(324,142)	(46,965)

Cash flows provided by (used in) financing activities
Loan from Nova Minerals Limited	-	32,700
Proceeds from the exercise of warrants	239,720	-
Issue of loan payable	782,423	-
Proceeds from private placement	34,988,520	-
Transaction costs related to issuance of shares or options	(2,995,448)	-
	33,015,215	32,700

Net increase (decrease) in cash	30,460,492	(90,796)
Cash, beginning of the period	318,844	143,089
Cash, end of the period	30,779,336	52,293

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

NOTE 1 – NATURE OF OPERATIONS

Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”) was incorporated under the Canada Business Corporations Act on May 25, 2018. The corporate and principal place of business is 242 Hargrave St. #1700, Winnipeg, Manitoba, R3C 0V1 Canada. The Company is a Canadian natural resource exploration company engaged in the exploration and development of mineral resources through the subsidiaries:

i.	Snow Lake Exploration Ltd. (“SLE”)
ii.	Snow Lake (Crowduck) Ltd. (“SLC”)
iii.	Thompson Bros Lithium Pty Ltd. (formerly Manitoba Minerals Pty Ltd.) (“Thompson Bros”) (Now dissolved)

In this report, Snow Lake and the subsidiaries it controls are referred to as “the Group”.

On March 7, 2019, Snow Lake and Nova Minerals Ltd. (“Nova”), a related party, entered into a share sale agreement (the “Agreement”), whereby Snow Lake acquired all 100,000,000 of the issued and outstanding shares of Thompson Bros Lithium Pty Ltd (“Thompson Bros”), formerly Manitoba Minerals Pty Ltd (“Manitoba Minerals”)., a wholly owned subsidiary of Nova as part of a group restructuring.

On February 9, 2021, Thompson Bros was dissolved.

On November 22, 2021, the Company initiated trading under NASDAQ Composite under the symbol “LITM”

On November 23, 2021, the Company closed its initial public offering (“IPO”) issuing 3,680,000 common shares, including 480,000 common shares issued under the underwriters’ over-allotment option, at a price of $9.51 (US$7.50) per share for gross proceeds of $34,988,520 (US$27,600,000). The Company incurred approximately $3.9 million in cost associated with the issuance.

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors for issue on March 31, 2022.

NOTE 2 – BASIS OF PRESENTATION

(a)	Accounting Policies

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below. These policies have been consistently applied in the periods presented, unless otherwise stated. These unaudited condensed consolidated interim financial statements are expressed in Canadian dollars, which is the Company’s presentation and functional currency.

(b)	Statement of compliance

The Company applies International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretation issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

The policies applied in these unaudited condensed consolidated interim financial statements are based on IFRSs issued and outstanding as of March 31, 2022, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed consolidated interim financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended June 30, 2021. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending June 30, 2022, could result in restatement of these unaudited condensed consolidated interim financial statements.

NOTE 3 – CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern such that it can provide returns for shareholders and benefits for other stakeholders. The management of the capital structure is based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities, issue debt instruments or return capital to its shareholders. The Company monitors its capital structure and adjusts in light of changes in economic conditions and the risk characteristics of the underlying assets.

NOTE 4 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Classification and measurement changes

As of December 31, 2021, the Company’s financial instruments consist of cash, accounts payable, loan payable, amounts due to related parties and derivative liability. Cash, accounts payable and due to related party are designated as at amortized cost, convertible debentures are initially measured at fair value, then amortized using the effective interest rate method and the derivative liability relating to the conversion feature of the convertible debentures is measured at fair value through profit and loss.

(b)	Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements for financial assets and liabilities recorded at fair value, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of hierarchy are:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

As of December 31, 2021, the Company believes that the carrying values of cash, accounts payable, loan payable, convertible debentures, derivative liability – convertible debentures conversion feature and due to related parties approximate their fair values because of their nature and relatively short maturity dates or durations.

(c)	Financial Instruments Risk

The Company’s financial instruments are exposed in varying degrees to a variety of financial risks. The Board approves and monitors the risk management processes:

(i)	Credit risk:

Credit risk exposure primarily arises with respect to the Company’s cash and receivables. The risk exposure is limited because the Company places its instruments in banks of high credit worthiness within Canada and continuously monitors the collection of other receivables.

(ii)	Liquidity risk:

Liquidity risk is the risk that the Company cannot meet its financial obligations as they become due. The Company’s approach to managing liquidity is to ensure as far as possible that it will have sufficient liquidity to settle obligations and liabilities when they become due. As of December 31, 2021, the Company had cash of $30,779,336 (June 30, 2021 - $318,844) and a working capital of $30,036,366 (June 30, 2021 – deficiency of $977,358) with total liabilities of $2,049,882 (June 30, 2021 - $1,374,819).

(iii)	Market risk:

a.	Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. A change of 100 basis points in the interest rates would not be material to the financial statements.

b.	Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates.

●	Assuming all other variables constant, an increase or a decrease of 10% of the Australian dollar against the Canadian dollar, the net loss of the Company and the equity for the period ended December 2021 would have varied by approximately $17,000.

●	Assuming all other variables constant, an increase or a decrease of 10% of the United States dollar against the Canadian dollar, the net loss / gain of the Company and the equity for the period ended December 2021 would have varied approximately $3,078,000.

c.	The Company had no hedging agreements in place with respect to foreign exchange rates.

NOTE 5 – PREPAIDS AND DEPOSITS

Included under prepaid expenses are approximately $1,063,000 in prepaid insurance and $189,000 on advances related to exploration work.

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

NOTE 6 – EXPLORATION AND EVALUATION ASSETS

Changes in the Company’s exploration and evaluation assets between the year ended June 30, 2021, and the six months ended December 31, 2021 are reconciled as follows:

As of	December 31, 2021	June 30, 2021
Balance beginning of the period	$5,730,224	$5,396,879
Exploration and evaluation expenditures	439,491	333,345
Balance end of the period	$6,169,715	$5,730,224

NOTE 7 – LOAN PAYABLE

On November 29, 2021, the Company entered into a loan agreement for US$ 692,970. The loan carries an interest rate of 4.7% and is payable in equal instalments of US$78,512. Included under Other Interest Charges are $3,455 in interest expenses related to this loan. The loan matures on August 18, 2022.

NOTE 8 – CONVERTIBLE DEBENTURES AND DERIVATIVE LIABILITY

(a)	Convertible debentures:

In February 2021, the Company issued convertible debt (the “Debentures”) for a total of $865,263 (the “Subscribed Amount”). The Debentures were sold at a discount of approximately 5% for proceeds of $805,000, net of a $15,000 cash commission.

Under the terms of the Agreement, the Subscribed Amount plus interest accrued, at a rate which should be the higher of (i) 12% per annum or (ii) Wall Street Prime Rate (currently approximately 3.3%) + 7%, is convertible, at the option of the Debenture holder, into common shares of the Company at a price that is the lesser of (i) $1.25 per share or (ii) a 20% discount to the price of a Liquidity Transaction (defined below). The conversion feature expires (the “Expiry Date”) on the earlier of twenty-four months from execution, or the closing of a registered public offering (the “Liquidity Transaction”).

In the event of a default, interest accrues at the lesser of (i) 24% per annum or (ii) the maximum legally authorized rate. The Company has the right to repay the note prior to maturity at 110% of the then outstanding principal and interest. The Company must provide 30 days’ notice and the Lender shall have the right to convert prior to the 30-day notice expiration.

The remaining undiscounted principal balance outstanding of the Debentures as of June 30, 2021, was $865,263.

The Company determined the fair value of the conversion feature component upon initial recognition was $442,589. The residual $362,411 value of the $805,000 net proceeds received was allocated on a pro-rata basis between the debt component ($271,642) and the warrants component ($90,769) based on their relative fair values. The debt component was discounted at a rate of 20% and 346,104 subscriber warrants were valued using the Black Scholes valuation model, using the following assumptions: expected life: 2.5 years; volatility: 70%; dividend yield: nil; risk-free rate: 0.18% - 0.22%, market price: $1.50; and exercise price of $1.50. The Company recognized $101,565 of accretion expense relating to accreting the debt component of the Debentures up to their principal value and $38,699 of cash interest payable.

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

The Company incurred $24,507 in transaction costs pursuant to issuing the Debentures, including paying a $15,000 cash commission, issuing 15,000 finder’s warrants exercisable at $1.50 for the earlier of (i) 60 months from the grant date or (ii) 24 months from the Company completing a listing on a Canadian stock exchange and $27 in bank charges. These costs, along with the $45,263 discount, are being amortized over the term of the Debentures. During the year ended June 30, 2021, the Company amortized $13,284 of transaction costs and discount in the statement of loss and comprehensive loss, including $2,025 recorded to the warrants reserve for the value of the finder’s warrants allocated to the warrants component. The 15,000 finder’s warrants were valued using the Black Scholes valuation model, using the following assumption: expected life: 2.5 years; volatility: 70%; dividend yield: nil; risk-free rate: 0.18% - 0.22%, market price: $1.50; and exercise price of $1.50.

During November 2021 all debt holders exercised their conversion rights at a price of $1.25 per common share.

The following schedule describes the break-down of the components of the debenture and allocations to each of its components:

	Convertible debenture	Derivative liability - convertible debenture conversion feature	Warrants value recorded to warrants reserve	Interest expenses and accretion
Balance June 30, 2020	$-	$-	$-	$-
Principal value of convertible debenture	865,263	-	-	-
Discount on proceeds received	(45,263)	-	-	-
Cash commission	(15,000)	-	-	-
Allocation to conversion feature	(442,589)	442,589		-
Allocation to warrants	(90,769)		90,769	-
Value at initial recognition	271,642	442,589	90,769	-
Accretion expense	101,565	-	-	101,565
Interest expense	38,699	-	-	38,699
Amortization of transaction cost	11,233	-	2,025	-
Gain on change in fair value of conversion feature derivative liability	-	(32,676)	-	-
Balance June 30, 2021	423,139	409,913	92,794	140,264
Accretion expense	91,895	-	-	91,895
Interest expense	34,989	-	-	34,989
Amortization of transaction cost	47,875	-	2,743	50,618
Gain on change in fair value of conversion feature derivative liability	-	(153,155)	-	-
Warrants exercised	-	-	(24,861)	-
Conversion of convertible debenture	(597,898)	(256,758)	-	-
Balance December 31, 2021	$-	$-	$70,676	$317,766

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(b)	Compensation warrants:

As part of the initial IPO that the Company closed on November 23, 2021, the Company issued 184,000 warrants exercisable at US$9.375 before November 23, 2026. The fair value of the warrants was recorded to share issue costs and was estimated at $937,478 on the date issued assuming an expected volatility of 70% and a risk-free interest rate of 1.58%; an expected life of five years.

The Company measures at each reporting period the fair value of its warrants denominated in a currency other that the Company’s functional currency which is the Canadian dollar. All the warrants issued under the IPO were denominated in United States dollars.

All derivatives have been classified as fair value through profit and loss, are included on the balance sheet within other assets, warrants or other liabilities. Gains and losses on re-measurement to fair value of warrants are included in “other gains and losses (net)”.

The fair value of all warrants is determined at each reporting period and at the time they are exercised. The difference between the carrying value and re-measured value is charged to income.

The warrants were valued using the Black Scholes valuation model, assuming a dividend yield as well as the risk-free rate, market price; and exercise price described in the table below:

							Canadian dollars
Valuation date	Number of warrants	Market price of unit USD	Volatility	Risk-free interest rate	Expected life (yrs.)	Foreign exchange rate	Exercise price	Fair value of a unit	Fair value

November 23, 2021	184,000	$7.50	70%	1.58%	5.0	1.2707	$11.91	$5.09	$937,478
December 31, 2021	184,000	$5.76	70%	1.25%	4.9	$1.2678	$11.89	$3.41	$626,665
Revaluation									$(310,813)

(c)	Gain on change in fair value of derivative liabilities:

The following schedule summarizes the gain (loss) on derivative liabilities for the three and six months ended December 31, 2021:

Periods ended December 31, 2021	Three months	Six months
Gain on change in fair value of conversion feature derivative liability	$127,527	$153,155
Gain in reevaluation of derivative warrants	310,813	310,813
	$438,340	$463,968

NOTE 9 – SHARE CAPITAL AND RESERVES

(a)	Authorized

Unlimited number of voting common shares without par value.

Unlimited preferred shares.

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(b)	Issued Share Capital

The following schedule describes the Company’s capital transactions since June 30, 2020:

	Shares	Issued capital
	#	$
Balance – June 30, 2020	13,008,006	5,745,369
Warrants exercised	2,170	4,883
Balance – June 30, 2021	13,010,176	5,750,252
Shares issued on initial public offering	3,680,000	34,988,520
Conversion of convertible debt	751,163	854,656
Warrants exercised	159,736	239,720
Share issue costs	-	(3,932,926)
Fair value of warrants exercised	-	24,861
Balance December 31, 2021	17,601,075	37,925,083

(c)	Common Share Transaction Details

The Company had the following common share transactions during the year ended June 30, 2021, and the six months ended December 31, 2021:

●	During March 2021, the Company issued 2,170 common shares pursuant to the exercise of warrants for proceeds of $4,883.

●	On November 23, 2021, the Company closed its IPO issuing 3,680,000 common shares, including 480,000 common shares issued under the underwriters’ over-allotment option, at a price of $9.51 (US$7.50) per share for gross proceeds of $34,988,520 (US$27,600,000). The Company incurred approximately $3.9 million in cost associated with the issuance.

●	On November 23, 2021, the Company issued 751,163 common shares for the conversion of all outstanding convertible debt at a price of $1.25 per common share (see Note 8(a)).

●	During December 2021, the company issued 159,736 common shares pursuant to the exercise of warrants for proceeds of $239,720.

●	On November 30, 2021, the company issued 57,105 common shares pursuant to the exercise of warrants for proceeds of $85,657.50.

●	On December 16, 2021, the company issued 102,631 common shares pursuant to the exercise of warrants for proceeds of $153,946.50.

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(d)	Warrants

The following tables summarizes common share purchase warrants transactions and outstanding as of December 31, 2021:

	Exercise	Balance			Balance	Expiry
Grant Date	price	30-Jun-20	Issued	Exercised	31-Dec-21	Dates
November 29, 2018	$1.50	400,000	-	(50,000)	350,000	November 23, 2023
December 3, 2018	$1.25	32,000	-	-	32,000	November 23, 2023
December 3, 2018	$1.25	16,000	-	-	16,000	November 23, 2023
December 31, 2018	$2.25	71,427	-	-	71,427	November 23, 2023
February 8, 2021	$1.50	198,734	-	(94,736)	103,998	November 23, 2023
February 8, 2021	$1.50	15,000	-	(15,000)	-	November 23, 2023
February 22, 2021	$1.50	147,364	-	-	147,364	November 23, 2023
November 23, 2021	US 9.375	-	184,000	-	184,000	November 23, 2026
Total		880,525	184,000	(159,736)	904,789

As part of the convertible debentures issued in February 2021, the Company issued 346,098 warrants to subscribers of the debentures. Debenture holders were eligible to receive such number of common shares purchase warrants equal to half of the number of common shares issuable upon conversion of the debenture at the initial conversion price ($1.25). Each warrant was exercisable into one common share at an exercise price of $1.50 per warrant until the earlier of (i) 60 months from the grant date or (ii) 24 months from the Company completing a listing on a Canadian stock exchange. These warrants were valued at $90,769, recorded to the warrants reserve after allocating, on a pro-rata basis, the $362,411 residual value of the Debentures between the debt and warrants components after the initial allocation of $442,589 of the $805,000 net proceeds received to the conversion feature.

The Debenture warrants were valued using the Black Scholes valuation model, using the following assumptions: expected life: 2.5 years; volatility: 70%; dividend yield: nil; risk-free rate: 0.18% - 0.22%, market price: $1.50; and exercise price of $1.50. The Company recognized $101,565 of accretion expense relating to accreting the debt component of the Debentures up to their principal value and $38,699 of cash interest payable. $2,025 of Debenture transaction costs was recorded to the warrants reserve in amortizing the value of transaction costs allocated to the warrants component of the Debentures.

15,000 Debenture finder’s warrants exercisable on the same terms as the Debenture warrants were valued at $9,480 using the Black Scholes valuation model, using the following assumptions: expected life: 2.5 years; volatility: 70%; dividend yield: nil; risk-free rate: 0.18%, market price: $1.50; and exercise price of $1.50. The value of these warrants allocated to loan liability transaction costs is being amortized in the statement of loss and comprehensive loss in accreting up the carrying value of the Debenture loan liability to its principal balance and the value allocated to Debenture warrants transaction costs is being amortized to the warrants reserve over the term of the Debentures.

As part of the IPO that the Company closed on November 23, 2021, the Company issued 184,000 warrants exercisable at US$9.375 before November 23, 2026. Since the warrants are denominated in USD they are considered derivative liabilities hence classified as such (see Note 8(b)).

(e)	Stock Options

The following table summarizes the stock options issued and outstanding as of June 30, 2021 and December 31, 2021:

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Number of stock options	Weighted average exercise price
	#	$
Balance at June 30, 2019 (1)	1,040,000	$2.50
Option cancelled	(220,000)	2.50
Balance June 30, 2020	820,000	2.50
Options cancelled	(160,000)	2.50
Options reinstated (2)	160,000	2.50
Balance at June 30, 2021	820,000	2.50
Options granted (3)	1,269,386	9.46
Balance at December 31, 2021	2,089,386	6.73

(1)	The options vested on issuance and have an expiry date of May 24, 2023.

(2)	160,000 options were cancelled and reinstated as a result of the resignation and reincorporation of a director.

(3)	Exercisable at US$ 7.50

On November 18, 2021, Company granted an aggregate of 1,269,386 incentive stock options to officers, directors and consultants of the Company, pursuant to the Company’s Plan, at an exercise price of US$7.50 per share. All options vested quarterly over a period of one year, 25% vesting three months after granting, 25% six months after granting, 25% nine months after granting and 25% twelve months after granting. All options granted are exercisable until November 18, 2026. The fair value of each option was estimated on the date of the grant using the Black-Scholes option pricing model, with the following assumptions: share price of US$7.5, expected dividend yield of 0%, expected volatility of 70%; risk-free interest rate of 1.47%; and n expected average life of 5 years. The fair value of all these options was estimated at $6,989,950 on granting.

As of December 31, 2021, the weighted average remaining contractual life of the stock options is 3.52 years (June 30, 2021 - 1.90 years).

NOTE 10 – GOVERNMENT GRANTS

On December 14, 2021, the Company received a grant for $30,995 from the Manitoba Minerals Development Fund, for the purposes of supporting strategic projects that contribute to sustainable economic growth in the Province of Manitoba.

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

NOTE 11 – RELATED PARTY TRANSACTIONS

(a)	Related Party Transactions

During the three and six months ended December 31, 2021 and 2020, the Company made payments to directors and officers, or to companies associated with these individuals, which are classified under the following categories:

Consulting fees paid to officers & directors:

	Three months ended		Six months ended
Periods ended December 31,	2021	2020	2021	2020
Directors & officers consulting fees	$173,671	$45,593	$238,102	$71,093
Exploration and evaluation expenditures	50,563	-	62,563	-
	$224,234	$45,593	$300,665	$71,093

Management consulting fees are paid to companies controlled by the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and the Chief Operating Officer (“COO”).

Included under Other Interest and Charges there are $24,762 (USD 20,000) related to a short-term loan charge paid to Nova Minerals Limited.

(b)	Related Party Balances

All related party balances payable, for services and business expense reimbursements rendered as of December 31, 2021 and June 30, 2021, are non-interest bearing and payable on demand, and are comprised of the following:

	December 30,	June 30,
	2021	2021
Payable to Nova Minerals	$233,299	$236,402
Payable to officers & directors	16,271	43,240
	$249,570	$279,642

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

NOTE 12 – SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the six months ended December 31, 2021 and the year ended June 30, 2021 were as follows:

	December 31,	June 30,
	2021	2021
Exploration and evaluation assets in accounts payable	$232,364	$117,015
	232,364	117,015

NOTE 13 – SEGMENT INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and valuation of mineral properties located in Canada. At December 31, 2021, all of the Company’s operating and capital assets are located in Canada.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

a)	The Company’s only undiscounted liabilities are accounts payable and accrued liabilities and amounts due to related parties, which are due within one year.

b)	As part of his remuneration package, the Company’s CEO is entitled to the to receive Restricted Share Units (“RSU”) of which 240,000 were issued after December 31, 2021. See Note 15 – Subsequent Events

NOTE 15 – SUBSEQUENT EVENT

In January 2022, as part of the CEO’s compensation package, the company issued the following RSU to its CEO:

●	70,000 Restricted Share Units awarded for increasing the Thompson Brothers Lithium resource to above 12Mt lithium at or above 1% Li20 and at or above a cutoff grade of 0.43% Li20;

●	120,000 Restricted Share Units awarded for successful completion of IPO; and

●	50,000 RSU units related to the completion of a preliminary economic assessment of Thompson Brothers Lithium property.

3,000,000 Common Shares

Snow Lake Resources Ltd.

PROSPECTUS

ThinkEquity

April 7, 2022